UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________________________________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from __________________________ to __________________________

Commission file number _______________________________________________________________

SAMSON OIL & GAS LIMITED
(Exact name of Registrant as specified in its chart) Not applicable
(Translation of Registrant’s name into English) Australia
(Jurisdiction of incorporation or organization) Level 36, Exchange Plaza 2 The Esplanade Perth, Western Australia 6000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
American Depositary Shares, each representing 20 Ordinary Shares, no part value each, and evidenced by an American Depositary Receipt	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 192,198,833 Ordinary Shares outstanding as at June 15, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes    ☐ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of then Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes    ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes    ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes    ☐ No

SAMSON OIL & GAS LIMITED

FORM 20-FR REGISTRATION STATEMENT

GLOSSARY OF TERMS

Bbl. Barrel (of oil or natural gas liquids).

Bcf. Billion cubic feet (of natural gas).

Developed acres. The number of acres that are allocated or held by producing wells or wells capable of production.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Liquids. Oil, condensate, and natural gas liquids.

Mcf. Thousand cubic feet (of natural gas).

Mcfe. Thousand cubic feet equivalent.

MMBtu. One million British Thermal Units, a common energy measurement.

MMcf. Million cubic feet.

MMcfe. Million cubic feet equivalent.

Nymex. New York Mercantile Exchange.

Porosity. The percentage of empty space within a rock. Only high porosity reservoir rocks, like sandstone, bear oil and gas.

Present value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of net proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service, accretion, and future income tax expense or to depreciation, depletion, and amortization, discounted using monthly end-of-period discounting at a nominal discount rate of 10% per annum.

Productive wells. Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut-in.

Proved developed reserves. Estimated proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. Estimated quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

i

Proved undeveloped reserves. Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Shale gas. Conventional natural gas that is produced from reservoirs predominantly composed of shale with lesser amounts of other fine grained rocks rather than from more conventional sandstone or limestone reservoirs.

Throughput:  The volume of natural gas transported or passing through a pipeline, plant, terminal or other facility in an economically meaningful period of time.

Undeveloped acreage. Acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains estimated proved reserves.

Working interest. An operating interest that gives the owner the right to drill, produce, and conduct operating activities on the property and a share of production.

ii

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah Field, Amber Field, Green Canyon Field, North Stockyard and South Goose Lake properties, oil and gas pipeline availability and capacity, natural gas and oil reserves and production, our ability to and methods by which we may raise additional capital, production and future operating results.

In this Registration Statement, the use of words such as “anticipate,” “continue,” “ estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. While we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. The differences between actual results and those predicted by the forward looking statements could be material. These differences may be attributed to the factors described herein under the heading "Risk Factors" starting on page 8 of this Registration Statement, or other factors not listed there. including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, market, develop and produce new properties;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities; and

•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

Many of these factors are beyond our ability to control or predict. Neither these factors nor those included in the “Risk Factors” section of this Registration Statement are not to represent a complete list of the factors that may affect us.

FINANCIAL AND EXCHANGE RATE DATA

We publish our consolidated financial statements in Australian dollars. In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Australian dollars, and references to “dollars,” “$” or “A$” are to Australian dollars. All references to “US$” are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, the noon buying rate. These rates are set forth as United States dollars per AUD$1.00. On June 19, 2007, the noon buying rate was US$0.8460 per A$1.00.

Year Ended	Average(1)	High	Low	Period End
June 30, 2006	0.748	0.777	0.706	0.742
June 30, 2005	0.753	0.797	0.688	0.762
June 30, 2004	0.713	0.798	0.639	0.695
June 30, 2003	0.584	0.671	0.528	0.673
June 30, 2002	0.526	0.575	0.484	0.563

(1)	The average of the exchange rates on the last day of each month during the applicable period.

The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, the noon buying rate. These rates are set forth as United States dollars per AUD$1.00.

Month Ended	Average(1)	High	Low	Period End
May 31, 2007	0.826	0.835	0.820	0.821
April 30, 2007	0.827	0.837	0.813	0.832
March 31, 2007	0.793	0.810	0.772	0.810
February 28, 2007	0.783	0.793	0.772	0.789
January 31, 2007	0.783	0.796	0.772	0.774
December 31, 2006	0.786	0.791	0.779	0.788

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management.

The names, positions and business addresses of our directors are as follows:

Name*	Title/Function	Business Address
Terence Barr	Managing Director	1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 United States of America

Malcolm Burne	Non-Executive Director	2nd Floor, Manfield House 1 Southampton Street London WC2R OLR United Kingdom

David Cairns	Non-Executive Director	Level 4, BCG Centre 28 The Esplanade Perth WA 6000 Australia

Neil MacLachlan	Non-Executive Director	8 Angel Court London EC2R 7HP United Kingdom

Victor Rudenno	Non-Executive Director	Level 2, Johnson's Building 225 George Street Sydney, NSW 2000 Australia

Neil Fearis	Alternate Director	Level 49, Central Park 152-158 St Georges Terrace Perth WA 6000 Australia

Our senior managers are as follows:

Name	Title/Function	Location

Terence Barr	Managing Director, President, Chief Executive Officer	United States

Robyn Lamont	Chief Financial Officer	United States

Jeffrey Rhodes	Vice President, Engineering	United States

Denis Rakich	Company Secretary	Australia

The business address of our Australian office is Level 36, 2 The Esplanade, Perth Western Australia 6000 and the business address of our United States office is 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401.

B. Advisers.

Our transfer agent and registrar of our Ordinary Shares is Security Transfer Registrars Pty Ltd., 770 Canning Highway, Applecross, Western Australia 6953.

Our United States legal advisors are Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Suite 500, Denver, Colorado USA 80202.

Our Australian legal advisors are Minter Ellison, 152 St. Georges Terrace, Perth, Western Australia 6000.

C. Auditors.

Our auditors are Ernst & Young, an independent registered public accounting firm, located at 11 Mounts Bay Road, Perth, Western Australia, 6000.

Item 2. Offer Statistics and Expected Timetable

A. Offer statistics.

Not applicable.

B. Method and expected timetable.

Not applicable.

Item 3. Key Information

A. Selected financial data.

The selected financial data presented below is for the six months ended December 31, 2006 and 2005 and the years ended June 30, 2006 and 2005. The information for the six months ended December 31, 2006 and 2005 and for the years ended June 30, 2006 and 2005 is derived from our unaudited consolidated financial statements and audited consolidated financial statements, respectively, and notes thereto included in this Registration Statement.

Operating results for the six months ended December 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2007. The data should be read in conjunction with the consolidated financial statements included elsewhere in this registration statement.

The unaudited consolidated financials include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of the operations for these periods.

Information prepared in accordance with Australian equivalents to
International Financial Reporting Standards.

	Six months ended December 31, 2006 (unaudited) A$	Six months ended December 31, 2005 (unaudited) A$	Year ended June 30, 2006 A$	Year ended June 30, 2005 A$
Total Revenue	6,447,055	1,887,332	5,785,210	1,266,975
(Loss)/Profit Attributable to members at the parent	(6,733,113)	(1,717,692)	(25,432,173)	(791,233)
(Loss)/earnings per Share (cents) - Basic	(3.50)	(2.12)	(24.43)	(1.82)
(Loss)/earnings per Share (cents) - Diluted	(3.50)	(2.12)	(24.43)	(1.82)
Total Assets	62,909,664	41,792,655	77,861,552	29,904,614
Net Assets	37,269,029	39,996,740	47,985,306	28,314,145
Long Term Debt	22,549,423	-	24,509,728	521,866
Contributed Equity	69,347,606	39,921,696	69,366,304	25,223,584
Number of Shares	192,198,833	114,387,796	190,559,111	70,694,221
Dividends	-	-	-	-

Additional Information

During the year ended June 30, 2005, we acquired a controlling interest in Kestrel Energy Inc, a corporation organized under the laws of the State of Colorado (“Kestrel”). The results of that year include the results of this operation for the five months that it was controlled by the Company, being February - June 2005. As part of our change in business strategy following the acquisition of Kestrel, from a primary focus on investment in resources companies to active oil and gas exploration, production, development in the United States, we monetized a significant portion of our investment portfolio, which also contributed to profit recorded for 2005. In May 2006, the Company acquired a non-operated working interest in certain production assets in the Jonah and Look Out Wash Fields in Wyoming from Stanley Energy Inc. This acquisition has contributed in part to the increase in revenue for the Company during the half year ended December 31, 2006.

Information prepared in accordance with US GAAP

The Company prepares its consolidated financial statements in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net (loss)/profit and shareholders’ equity for the periods and as of the dates therein indicated are set forth in Note 33 to the Company’s consolidated financial statements included herein.

This table also includes information relating to Kestrel Energy Inc., a predecessor to the Company. Control of Kestrel was gained in February 2005, and its results have been included in the Company’s results from February 1, 2005.

	Six months ended December 31, 2006 (unaudited) A$	Six months ended December 31, 2005 (unaudited) A$	Year ended June 30, 2006 A$	Year ended June 30 2005 A$	Predecessor Information Kestrel Energy (from July 1, 2004 to January 31, 2005) A$
Total Revenue	6,447,055	1,887,332	5,785,210	1,266,975	1,829,572
(Loss)/Profit Attributable to members at the parent	(2,492,837)	(1,717,692)	(10,747,720)	(1,784,475)	487,368
(Loss)/earnings per Share (cents) - Basic	(1.30)	(2.12)	(10.23)	(4.12)	4.8
(Loss)/earnings per Share (cents) - Diluted	(1.30)	(2.12)	(10.23)	(4.12)	4.8
Total Assets	78,918,366	34,714,310	89,231,886	23,200,850	(i)
Net Assets	53,277,731	32,918,395	59,665,641	21,610,381	(i)
Long Term Debt	22,549,423	-	24,509,728	521,866	(i)
Contributed Equity	69,347,606	39,921,696	69,366,304	25,223,584	(i)
Number of Shares	192,198,833	114,387,796	190,559,111	70,694,221	10,233,500
Dividends	-	-	-	-	-

(i) Audited financial information for Kestrel, included elsewhere in the Registration Statement is limited to an Income Statement and Statement of Cashflows for the period from July 1, 2004 to January 31, 2005 as the financial position of Kestrel Energy Inc is included in the Company’s June 30, 2005 Balance Sheet.

B. Capitalization and indebtedness.

The following table sets forth our capitalization and indebtedness at May 31, 2007 in Australian Dollars and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.

As of May 31, 2007 A$
unaudited
Indebtedness
Secured interest bearing liabilities	24,402,147
Total Indebtedness	24,402,147

Shareholders’ equity
Share capital	69,273,258
Reserves	167,729
Accumulated Losses	(32,276,966)
Net shareholders’ equity	37,164,021

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

An investment in our securities involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our securities. The occurrence of any of the following risks could materially harm our business, financial condition, results of operations or cash flows. In any such case, the trading price of our securities could decline, and you could lose all or part of your investment. When determining whether to invest in our securities, you should also refer to the other information contained in this Registration Statement on Form 20-F, including our consolidated financial statements and the related notes.

Risks Related To Our Business and Industry.

Oil and natural gas prices are volatile, and a decrease could adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. Factors that can cause market prices of oil and natural gas to fluctuate include:

•	market uncertainty;

•	the level of consumer product demand;

•	weather conditions;

•	U.S. and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

•	the foreign supply of oil and natural gas; and

•	the price of oil and gas imports, consumer preferences and overall U.S. and foreign economic conditions.

We are not able to predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Lower prices may reduce the amount of oil and natural gas that we can produce economically and may also require us to write down the carrying value of our oil and gas properties. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non-cash charge to earnings. Australian accounting standards require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field-by-field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows. We may incur impairment charges in the future, which charges could have a material adverse effect on our results of operations.

Reserve estimates are imprecise and subject to revision.

Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data. There are uncertainties inherent in the manner of producing and the interpretation of this data as well as in the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the engineers preparing the estimate.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will probably vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may in the future adjust our estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.

Investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Factors that will affect actual future net cash flows include:

•	the amount and timing of actual production;

•	the price for which that oil and gas production can be sold;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by natural gas and oil purchasers; and

•	changes in government regulations or taxation.

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a ceiling write-down of our oil and gas properties.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our reserves will decline significantly as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and developing existing proved reserves.

To the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired.

A substantial part of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one major geographic area.

Our operations are currently focused on the Rocky Mountain region, which means our producing properties and new drilling opportunities are geographically concentrated in that area. As a result, success of our operations and our profitability may be disproportionately exposed to the impact of delays or interruptions of production from existing or planned new wells by significant governmental regulation, transportation capacity constraints, curtailment of production, interruption of transportation, or fluctuations in prices of oil and natural gas produced from the wells in the region.

The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

The cost to develop our proved reserves as of September 1, 2006 is estimated to be approximately US$11,420,608. We may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

Our industry experiences numerous operating hazards that could result in substantial losses.

The exploration, development and operation of oil and gas properties involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry-operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations, any of which could result in substantial losses.

We maintain insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase. The terrorist attacks on September 11, 2001 and certain potential natural disasters may change our ability to obtain adequate insurance coverage. The occurrence of a significant event that is not fully insured or indemnified against could materially and adversely affect our financial condition and operations.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.

The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. United States federal, state and foreign regulation of oil and gas production and transportation, tax and energy policies, damage to or destruction of pipelines, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors changed dramatically, the financial impact on us could be substantial.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, and production operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

The environmental laws and regulations to which we are subject may:

•	require applying for and receiving a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether we were responsible for the release of or if our operations were standard in the industry at the time they were performed.

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced these and other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Risks Related to Our Ordinary Shares.

The price of our Ordinary Shares may be volatile.

There is currently no market in the United States for our Ordinary Shares, and there can be no assurance that any market will develop. In the event that a U.S. market for our Ordinary Shares does develop, the market price of our shares, like that of the shares of many other natural resource companies, will likely be volatile. Results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors beyond our control, could have a significant, adverse impact on the market price of our Ordinary Shares.

We do not expect to pay dividends in the foreseeable future. As a result, holders of our Ordinary Shares must rely on appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Ordinary Shares in the foreseeable future. Accordingly, holders of our Ordinary Shares will have to rely on capital appreciation, if any, to earn a return on their investment in our Ordinary Shares. Furthermore, we are subject to contractual restrictions on, the payment of dividends under the terms of our US$21 million credit facility with Macquarie Bank Limited.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Substantially all of our directors named in this Registration Statement reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer, we are not required to provide you with the same information as an issuer of securities organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in a United States public corporation.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

In accordance with the rules of Australian Stock Exchange and Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian International Financial Reporting Standards. With respect to our financial reporting requirements in Australia, our annual financial statements are audited, and our semi-annual financial statements undergo a review by our independent auditors. This information, which may have an effect on the stock price of our Ordinary Shares on the Australian Stock Exchange, will also be disclosed immediately in the public media and to the Australian Stock Exchange. Other relevant information pertaining to us will also be disclosed as required by the regulations of the Australian Stock Exchange and information dissemination requirements for listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6-K. Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation because the Form 10-Q and Form 8-K requirements are not applicable to us. We will, however, be required to file an annual report on Form 20-F within six months of the end of each fiscal year.

Risks Related to the ADRs.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our Ordinary Shares.

The price of our Ordinary Shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the depositary (as defined below in “Item 12. Description of Securities Other Than Equity Securities - D. American Depositary Shares”). As previously noted, in the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar value of our dividends. However, this trend may not continue and may be reversed. A reversal of this trend may result in a decrease in the U.S. dollar value of our dividends.

We may become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our Ordinary Shares or ADSs.

Potential investors in our Ordinary Shares or ADSs should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we believe that we will not be a PFIC for 2007 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control, and we cannot assure you that we will not be a PFIC.

If we are a PFIC for any year, any holder of our Ordinary Shares or ADSs who is a U.S. Holder (as that term is defined under the heading “Item 10. Additional Information - E. Taxation - U.S. Taxation.”) and whose holding period for those Ordinary Shares or ADSs includes any portion of a year in which we are a PFIC generally will be subject to a special adverse tax regime imposed on “excess distributions” of a PFIC, whether or not we are a PFIC in the year an excess distribution is made or received. Excess distributions include certain distributions received on shares in a PFIC in a taxable year. Gain recognized by a U.S. Holder on a sale or other transfer of Ordinary Shares or ADSs (including certain transfers that would otherwise be tax free) will also generally be taxed as an excess distribution. Excess distributions are generally taxed at ordinary income rates and are subject to a nondeductible interest charge. Additional adverse rules may apply.

In certain cases, elections may be made to mitigate the adverse tax rules that apply to PFICs (the so-called “mark-to-market" and “qualifying electing fund” elections), but these elections may or may not be available, may accelerate the recognition of taxable income, and may result in the recognition of ordinary income. Additional adverse rules will apply to U.S. Holders of our Ordinary Shares or ADSs for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC.

For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the heading “Item 10. Additional Information - E. Taxation - U.S. Taxation.”

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of ADSs may not receive any return on their investment from dividends.

To date, we have not declared or paid any cash dividends on our Ordinary Shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may. See “Item 10. Additional Information - B. Constitution - Dividends.” Our holders of shares and ADSs may not receive any return on their investment from dividends.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. For a description of ADR holder rights, see “Item 12. Description of Securities Other Than Equity Securities - D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our constitution governs shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information - A. Description of Share Capital” and “Item 10. Additional Information - B. Constitution.”

Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid Ordinary Share on a poll. This is subject to any other rights or restrictions that may be attached to any shares. Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depository to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or to instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the Ordinary Shares. Moreover, our ADR holders may not know about the meeting enough in advance to withdraw the shares. If we do ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights. See the risk factor “Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested” in this “Item 3. Key Information - D. Risk Factors.”

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our Ordinary Shares generally will be payable directly to them. Any dividends or distributions payable with respect to Ordinary Shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this “Item 3. Key Information - D. Risk Factors.”

Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. We may not be required to instruct the depository to ask for the voting instructions of our ADR holders and we may not do so voluntarily. If we do not ask for the voting instructions of our ADR holders, our ADR holders will not be able to exercise their right to vote unless they withdraw their Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the Ordinary Shares or they may be unable to withdraw their Ordinary Shares at that time because of temporary delays in the withdrawal of shares that may arise from time to time (for example, if the holder owes fees, taxes or similar charges, or if it is necessary to prohibit the withdrawal of shares in order to comply with any laws or governmental regulations). Furthermore, although the depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders, if we do ask for instructions on how the ADRs wish to vote, we cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that there is a risk that our ADR holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Item 4. Information on the Company

A. History and development of the Company.

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated under the laws of Australia. Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618-9220-9830. Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is 303-295-0344. Our web site is http://www.samsonoilandgas.com.

The Company was initially listed on the Australian Stock Exchange on April 17, 1980 using the name “Samson Exploration NL”. On January 12, 2005 it changed its name to Samson Oil and Gas NL. On February 10, 2006, it changed its name again to Samson Oil and Gas Limited.

Acquisition of Kestrel Energy Inc.

In early 2005, Samson entered the United States oil and gas market by the acquisition of a control position in Kestrel Energy Inc., a Colorado corporation (“Kestrel”), and increased its holdings from 78.8% of Kestrel’s outstanding shares at June 30, 2005 to 93.7% at June 30, 2006. Kestrel’s assets were composed of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson's other wholly-owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

The Kestrel acquisition signaled a change in our business strategy, whereupon we moved from holding investments in resources companies to active oil and gas exploration, production and development in the United States.

The acquisition of Kestrel Energy Inc, was deemed to be the acquisition of a predecessor company. Audited financial information for the predecessor company can be found in Note 33 of our consolidated audited financial statements included herein.

Other Significant Property Acquisitions

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage for 12,500 acres in the Look Out Wash Field.

The acquisition was funded through a convertible loan facility agreement with Macquarie Bank Limited for US$21 million and share placements totaling 72,433,636 shares at a price of A$0.42 each to raise A$30.4 million before costs. The placements provided funding for the balance of the acquisition cost as well as to provide additional development capital.

The following unaudited pro forma income statement for the year ended June 30, 2006 is based on our historical consolidated US GAAP financial statements for the year ended June 30, 2006 and the historical US GAAP statements of revenues and direct operating expenses of the Jonah and Look Out Wash operations’ for the period from July 1, 2005 to May 29, 2006, each included in this Registration Statement on Form 20-F, and adjusted to give effect to the May 29, 2006, acquisition of two producing assets in Jonah Field and Look Out Wash Field discussed in the preceding paragraph. The unaudited pro forma income statement gives effect to acquisition as if it had occurred at July 1, 2005. There can be no assurance that these statements are indicative of the Company's future financial performance.

US GAAP Pro Forma Income Statement

	Samson Oil and Gas Limited (including US GAAP reconciling items June 2006	Jonah and Look Out Wash Period from July 1, 2005 to May 29, 2006 (iv)	Pro Forma Adjustments Year ended June 30, 2006 (iv)	Pro Forma Combined Year ended June 30, 2006
Continuing Operations	A$	A$	A$	A$
Revenue
Sale of oil and gas	5,484,575	9,444,342	-	14,928,917

Total Revenue	5,484,575	9,444,342	-	14,928,917

Cost of Sales (i)	(5,864,916)	(1,449,222)	(1,989,132)	(9,302,270)

Gross Profit	(380,341)	7,995,120	(1,989,132)	5,626,647

Other Income	3,132,805	-	-	3,132,805

Exploration and evaluation expense	(5,244,288)	-		(5,244,288)
General and administrative expenses	(5,448,884)	-		(5,448,884)
Impairment expense	(2,400,762)	-		(2,400,762)
Finance costs (ii)	(599,614)	-	(3,858,144)	(4,457,758)

(Loss)/Profit before income tax	(10,941,084)	7,995,120	(5,846,037)	(8,792,240)

Income tax expense (iii)	-	-	-	-

(Loss)/Profit after tax from continuing operations	(10,941,084)	7,995,120	(5,846,037)	(8,792,240)

Loss/(Profit) attributable to minority interest	193,363	-	-	193,363

(Loss)/Profit attributable to members of the parent	(10,747,721)	7,995,120	(5,846,037)	(8,598,877)

Pro Forma Loss Per Share

Loss attributable to members of the parent entity		8,598,877
Weighted average number of pro forma shares (v)		169,187,880
Basic loss per share - cents per share		(5.08)

(i)
This adjustment is to charge depletion expense on the producing wells for the period from July 1, 2005 to May 29, 2006 and has been calculated using the units of production method based on hydrocarbons produced.

(ii)
Because the acquisition was partially funded with debt, this pro forma adjustment is to account for interest charged for the period from July 1, 2005 to May 29, 2006. The Company has used its effective interest rate of 21% for the purposes of this calculation.

The debt funding was provided by Macquarie Bank Limited. Please refer to Item 10. Additional Information - C. Material Contracts for additional information in relation to the terms and conditions of the credit facility.

(iii)	The Company has not recognized any income tax benefit because it has full valuation allowance.

(iv)
The Jonah and Look Out Wash; information and the Pro Forma Adjustments were denominated in USD’s and have been translated to AUD’s based on the average exchange rate for the period from July 1, 2005 to May 29, 2006 at 0.7483 (USD : AUD)

(v)
This acquisition was partly funded through the issue of equity securities. The weighted average number of pro forma shares has been adjusted to reflect the balance should those shares associated with this equity raising been issued on July 1, 2005.

Pro Forma Information regarding Proved Oil and Gas Reserves

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) and was prepared by the Company. All reserves are located within the continental United States. This unaudited pro forma information regarding proved oil and gas reserves for the year ended June 30, 2005 gives effect to the acquisition as if it had occurred at July 1, 2005. There can be no assurance that the following information will be indicative of the Company’s future financial performance.

Estimated Proved Oil and Gas Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Standardized Measure of Discounted Future Net Cash flows

Following is a Pro Forma Summary of proved hydrocarbon reserves:

	For the period July 1, 2006 through:
	Samson Historical June 30, 2006 (i)			Acquisition of Jonah and Look Out Wash Operations 11 months ending May 29, 2006			Pro Forma Combined
							June 30, 2006
	Oil - mBBLS	Gas - mmcf	Total - mmcfe	Oil - mBBLS	Gas - mmcf	Total - mmcfe	Oil - mBBLS	Gas - mmcfe	Total - mmcfe
Beginning of year	357	6,892	9,034	38	7,158	7,383	395	14,050	16,417
Revisions of previous quantity estimates	(63)	(3,912)	(4,290)	-	765	765	(63)	(3,147)	(3,525)
Extensions, discoveries and improved recovery	-	-	-	10	2,078	2,136	10	2,078	2,136
Production	(19)	(426)	(538)	(6)	(854)	(885)	(25)	(1,280)	(1,423)
End of year	275	2,554	4,206	42	9,147	9,399	317	11,701	13,605
__________________
(i) This represents the reserves of the Company, excluding the impact of the acquisition of Jonah and Look Out Wash Operations.

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended June 30, 2005 are as follows:

	For the period July 1, 2006 through:
	Samson Historical June 30, 2006 (i)	Acquisition of Jonah and Look Out Wash Operations 11 months ending May 29, 2006	Pro Forma Combined June 30, 2006
	USD	USD	USD
Beginning of period	18,955	18,252	37,207
Sales of oil and gas produced during the period, net of production costs	(3,013)	(6,011)	(9,024)
Net changes in prices and production costs	773	(2,738)	(1,965)
Changes in estimates of future development costs	3,135	-	3,135
Extensions, discoveries and improved recovery	-	4,489	4,489
Revisions of previous quantity estimates and other	(11,185)	1,607	(9,578)
Accretion of discount	2,045	1,825	3,870
Other	(1,101)	613	(488)

End of period	9,609	18,037	27,646
__________________
(i) This represents the reserves of the Company, excluding the impact of the acquisition of Jonah and Look Out Wash Operations.

Merger of wholly owned subsidiaries

On March 5, 2007, Kestrel Energy, Inc. was merged with and into Samson Oil & Gas USA, Inc.

B. Business overview.

Nature of Operations. Our principal business is the exploration and development of oil and natural gas properties in the United States, primarily focused on the Rocky Mountain region. We intend to continue to pursue the acquisition of oil and gas properties and pursue strategic opportunities in our industry.

Principal Markets. As of June 30, 2006, we operate in one reportable segment, the exploration for and development of oil and natural gas and in one geographic area, the Rocky Mountain region of the United States. Set forth below are our assets, revenues and net loss for the prior two years for this region.

	Identifiable Assets (Liabilities) A$		Revenues (Net Losses) A$
2006	$ $	25,190,808 (28,082,676)	$ $	5,487,050 (22,518,467)
2005	$ $	5,553,784 (1,368,603)	$ $	1,122,722 (322,342)

Competition. The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. We do not hold a significant competitive position in the oil and gas industry.

Seasonality. Oil and gas exploration and production in the Rocky Mountain region may be adversely affected by seasonal weather conditions.

Marketing Channels. Oil and natural gas produced on our properties is sold by the operator of the field, therefore, no long term delivery contracts are in place.

Material Effects of Governmental Regulation. The exploration and production of oil and gas is subject to material and significant regulation by the United States federal, state and local governments that require us to conduct field operations and extraction activities in accordance with numerous environmental and other regulations. Examples of types of governmental laws and regulations that may have a material effect on our business include:

•	permitting requirements for exploration and drilling activities;

•	restrictions on substances that can be released during drilling and production;

•	limitations or prohibitions on drilling in certain areas;

•	requirements to mitigate and remediate the environmental effects of drilling and production.

C. Organizational structure.

We are a company limited by shares incorporated in Australia. We have one wholly-owned subsidiary, Samson Oil & Gas USA, Inc., which is incorporated under the laws of the State of Colorado. Kestrel Energy Inc. was a wholly owned subsidiary of the Company until March 5, 2007, at which time it was merged with and into Samson Oil & Gas USA, Inc.

D. Property, plant and equipment.

Jonah Field, Wyoming

Samson 21% Working Interest

The Jonah Field is located in the northern part of the Green River Basin. It is one of the largest discoveries in recent decades in the continental United States, having produced in excess of 1.5 trillion cubic feet of gas since commencing production in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is approximately 20 acres.

The field produces from a series of stacked reservoirs within the Mesaverde and Lance formations. The field is wedge shaped and trapped between two faults.

The current development in the acquired section is approximately 20 acres. In late 2006, approval was granted for developing the field on 10 acre spacing, which would result in a further 5 or 6 development wells being drilled in the acquired section. Two additional development wells are being planned by the operator and are expected to be drilled in the September/October 2007.

A compressor upgrade was installed in the Jonah Field in March 2007, which consisted of increasing the horsepower from 1200 to 1800 HP and enlarging the throughput capacity. This upgrade resulted in an initial increase in the gross production rate from the field of 2.2 mmcfpd from 4.8 mmcfpd to 7.0 mmcfpd. The compression upgrade was necessary because of the additional development wells that have been brought on stream in the adjacent part of the field, which has seen an accelerated infill development. These development wells are not in the same portion of the Jonah Field in which Samson has an interest. The compression upgrade has resulted in lowering the inlet pressure to between 50 to 100 psi from a previous range of between 250 to 300 psi.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage

This field produces principally from the Almond Bar, which is a stratigraphically bound trap. Several formations above and below this main target are gas productive including:

•   The Almond Fluvial formation, an interbedded sand shale and coal bed sequence, has until recently has been considered a secondary target. This formation is now being included in completions and has added incremental flow rate and reserves on the Almond Bar which is the primary target in the field.

•   The Lewis Shale formation is the seal to the Almond Bar and regularly returns very large gas shows while being drilled. With the emergence of shale gas plays in the United States, this formation will be a candidate for future evaluation.

•   The Lance formation is produced within the field and as it sits above the primary zone within the Almond is behind pipe. The formation is gas saturated and will be exploited in the existing wells when the primary completed intervals are depleted.

•   The Ericson formation is intersected below the primary target and has been drilled only once in the field but has returned both gas shows and flows in the immediate area. The formation is not normally drilled in the current development phase but the existing wells have been engineered such that they can be extended into this formation/section/unit in the future.

The gas in Lookout Wash is gathered by Western Gas Resources, a third party gas gathering company, on behalf of the operator and the joint venture parties. In September 2006, Western Gas Resources installed additional compression in the field to reduce line pressure in the field from 650 psi to 235 psi. Production in the field initially increased by 26% from 7.8 mmcfd (gross) to 9.7 mmcfd (gross). According to the operator, additional reductions in field line pressure are anticipated by the end of 2007.

Amber Field SE, Oklahoma

Samson 37.5% and 32.5% Working Interest

The SE Amber Gas Field in Grady County, Oklahoma, which was discovered in 1970, covers an area of approximately 6,000 acres. The field has been in continuous production and development since its discovery and has produced in excess of 73 billion cubic feet (BCF) of gas. Samson has an interest in 1,280 acres with 14 wells producing 3,624 mcf daily (790 mcfd net to Samson) in January 2007. These are long-lived reserves with the original 1970 well showing a 55-year production life. Two development wells drilled in 2005 had initial production of 1.3 and 1.6 mmcf per day respectively with each expected to produce approximately 2 Bcf per well of their life.

The results to date from drilling in the Amber Field have been encouraging and have exceeded expectations. The results have substantiated the technical view that the field was not being drained by the existing well development and therefore has proven that the large development program associated with the field can be maintained. The results also support management’s assessment that the in-fill development program that is underway for the Amber Field represents a relatively low risk investment that will generate additional cash flow for Samson. Three additional well locations are possible on Samson’s acreage.

State GC Oil Field, New Mexico

Samson 27.0% Working Interest

The State GC oil field, located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 460,000 barrels (bbls) of oil and 0.7 BCF of gas. Samson has a 27% working interest in this field. One drilling location within the field has been defined and the operator has proposed to drill this well in the third quarter 2007, at a location determined through the use of 3D seismic amplitude, which has been proven to be accurate in determining the incident of porous zones with the Lower Leonard oil productive zone.

State GC Gas Field, New Mexico

Samson 100.0% Working Interest

Samson has acquired a non-exclusive 3D seismic grid previously shot by a geophysical contractor covering the nine sections (640 acres each) adjacent to the State GC well, which is currently producing at around 60 BOPD from the Lower Leonard formation. This 3D seismic grid has been reprocessed and interpreted using attribute analysis. As a result of this mapping, two Morrow formation locations have been delineated in Section 24 west and Section 13 East. Samson holds 100% of both these sections and therefore will be offering farmouts to the industry to finance the drilling of these very attractive locations. The Morrow formation was originally a secondary target in this area but the remapping and subsurface modeling has suggested that the Morrow formation, which has produced gas recoveries of between 3 and 5 Bcf per well in the adjacent sections, will be the primary target.

Our priority at this property is the west Section 24 well and a drilling rig is being sourced such that this well can be drilled in the second half of 2007.

North Stockyard Project, North Dakota

Samson 34.5% Working Interest

Samson has an interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota.

The prospect has the ability to deliver 5 locations with each well being drilled as a horizontal intersection, which is common in the adjacent fields. The 5 horizontals wells have potential to recover 5.4 million barrels of oil, of which Samson would have a net revenue interest of 1.7 million barrels. Each well in the program will be dependent on the successful completion of the initial and subsequent wells.

The Harstad #1-15H well has been completed and surface facilities have been constructed. The well is currently producing at rates of between 70 and 100 barrels of oil per day. An acid fracture stimulation is expected. Experience in this field suggests that such stimulation would increase the oil rate to between 200 to 300 barrels of oil per day as the stimulation connects the poorer quality reservoir to the well bore.

Following this stimulation, because the well reached its total depth in oil and gas shows at the toe of the horizontal section, two additional locations in the field have been identified that are expected to be drilled during the remainder of 2007 or early 2008.

South Goose Lake Prospect - Williston Basin, Montana, USA

Samson 25% Working Interest

Samson has a 25% working interest in a prospect area of 2,480 acres. We presently expect that a well will be drilled in July or August of 2007 to evaluate the Red River and Duperow reservoirs. The Duperow Formation is the primary target. The project has been developed on the basis of a tested oil recovery and a 3D seismic grid. This data, along with substantial well control, has established an amplitude anomaly that is consistent with oil recovery and well control. While this opportunity is considered exploratory, management nevertheless believes it to be relatively low risk due to the 3D seismic and a close well control.

The Duprow target is expected to be intersected at around 8,700 feet, with a 15 foot thick zone of porosity compared to the 1 foot of pay that was developed in an adjacent well. management believes that the prospect has the following potentially recoverable volumes:

	Minimum recoverable Bbls	Maximum recoverable Bbls
Nisku	200,000	1,000,000
Duperow	500,000	2,000,000
Red River	1,000,000	2,500,000
Total	1,700,000	5,500,000

Hawk Springs Project, Wyoming

Samson 50% Working Interest

The Company entered into a joint venture to acquire acreage in the Hawk Springs project area, located in the Denver-Julesburg Basin in Wyoming. The venture holds approximately 144,000 acres and covers two prospective formations.

The Niobrara formation, a fractured chalk reservoir, is the primary target for the project. There has been significant production from this formation in the Silo Field, which is approximately 30 miles to the south of the Hawk Springs area. The Silo Field, which is projected to recover around 10 mmstb of oil was discovered in 1982 but it was not until 1992, when horizontal drilling was applied to the field, that significant recoveries were made. Wells drilled using this technique have averaged a recovery of 230,000 bbls of oil compared with average recoveries of around 25,000 bbls for vertical wells.

During 2006, the initial well in the Hawk Springs Project, London Flats #1, was drilled as the first evaluation of the Niobrara. During the drilling of this well good mud log shows were recorded. However, upon completion of fracture stimulation, marginal fluid rates (of around 8 barrels of oil per day) were encountered and the well is in the process of being sold.

Management believes that the key to establishing an economic flow rate is therefore to determine the location of a fracture set within the extensive land holding that has been acquired. The approach that is being taken is to purchase the extensive 2D seismic data set that exists in the area, map this data and determine the regionally structural picture such that further seismic, possibly 3D, can be acquired to determine the location of a fracture set.

The Codell Sandstone formation is also productive in the Denver-Julesburg Basin. For, example, 30 mmstb of oil and 320 BCF of gas from that formation in the Wattenberg Field.

The Hawk Springs field is stratigraphically trapped. Similar geologic circumstances are present within the southwestern part of the project area where an isolated thick sequence of Codell Sandstone has been mapped using existing well control and therefore has the potential to generate a trap. While vintage exploration wells have penetrated this sequence and returned significant oil and gas shows, no commercial flow was established. However it has been the case that the early drilling and completion of the Wattenberg Field in the Codell was not successful and it was only in the very late 1990’s that fracture stimulation technology enabled it to be exploited commercially. We believe that this trap has the potential to recover between 95 and 140 mmboe.

Samson 78% Working Interest

Greens Canyon Field, Wyoming

Samson 100% Working Interest

Two wells were drilled in this project area in 2000 to evaluate the Frontier/Muddy Dakota reservoirs. Mechanical difficulty with both of these wells has meant that the Muddy Formation has never been completed satisfactorily, despite very encouraging initial flow rates.

In 2006, an existing well bore was used to drill a highly deviated under balanced test of the Baxter Shale in the Greens Canyon Field. Hole stability problems did not allow the under balance drilling technique to be utilized and the well failed to recover commercial quantities of hydrocarbons. However, the drilling has provided additional information suggesting that the future programs should be aimed at fracture stimulating the Baxter Shale.

Also in 2006, a fracture stimulation of one of the Baxter zones was undertaken in the 29-2 well. This stimulation resulted in an incremental flow rate of around 60 to 100 MCFPD. This rate, while modest, was in line with expectations because the treatment was over a 305-foot interval, compared to a total section thickness of 3,500 feet. In management’s view, the flow indicates that the Baxter Shale is capable of flowing at rates similar to those being achieved in the Vermillion area to the southeast of Samson project area.

To evaluate these reservoirs further, the drilling of the Sue Federal 32-2 well is planned in the second half of 2007. This well will target all four reservoirs in this field. The Frontier, Muddy, Dakota and Baxter Shale in the vermillion area will all be evaluated with this well. There has recently been a significant increase in the indicative productive capacity of the Baxter Shale, with a recent Questar well reported to flow at an initial rate of 9 mmcfpd from that formation.

Firehole Canyon and Browns Ranch Project, Wyoming

Samson 100% Working Interest

Existing seismic data has been acquired in the Browns Ranch area to determine the precise position of the fault that controls the up-dip termination of a trap at the Frontier and Muddy levels. Given the cost of drilling to these levels, it is currently envisaged that the most cost effective way to investigate the Greens Canyon, Firehole Canyon and Browns Ranch prospects is to drill the Browns Ranch area, since this represents the shallowest position of these prospective sections. Reprocessing of this data is yet to be completed, which will be followed by mapping.

The Browns Ranch Project consists of 1,900 acres on trend with the 175 Bcf South Baxter Field in the Green River Basin, Wyoming. The feasibility of this project was enhanced by the drilling of SBU#22 on adjacent acreage, not owned by the Company, two miles to the northeast ,which had initial production of 5mmcfpd. The SBU #22 well has produced 1.9 Bcf over the last 46 months and has been successfully offset by two other wells. A well drilled by Davis Oil in the 1970’s confirmed the presence in Samson’s prospect area of a similar quality sand as found in the SBU #22 well. 10 potential locations exist on the acreage with potential for an estimated 17 bcf of gas net to Samson.

The Firehole Canyon Prospect consists of 12,000 acres in the Green River Basin area of Wyoming. This project was developed as a result of several years of extensive geologic mapping and research. The prospect has good reservoir development in both the Muddy and Frontier formations, as indicated in a well that had shows of gas in both the target formations. This well was drilled in the early 1960’s when gas prices of 25 cents per mcf made field development uneconomic. The potential target formations are between 10,000 and 13,000 feet. 31 potential drill locations have been mapped with potential for an estimated 53 Bcf of gas net to Samson’s interest.

Flaming Gorge Project - Wyoming

Samson 100% Working Interest

The Flaming Gorge Project consists of 6,400 acres located in the southwestern part of the Green River Basin in Wyoming.

A well three miles to the southwest of Samson’s acreage, the Lone Star 1X, flowed at calculated rates exceeding 1mmcfpd without stimulation. Samson believes that the proximity of this well to the Flaming Gorge acreage indicates that the Baxter Shale section should be gas productive within the Flaming Gorge acreage. Samson’s acreage is also just 20 miles west of the area which is being vigorously developed in the Baxter Shale by third parties.

Stage Coach East Project, Wyoming

Samson 100% Working Interest

The Stage Coach East Project consists of one lease over 1,200 acres to the southeast of the Stage Coach Draw Gas Field in the Green River Basin in Wyoming. The Stage Coach Draw Field has produced 23 BCF of gas and 316,000 barrels of condensate from the Almond Formation. The acreage acquired is adjacent to the Stratos Federal #1 well. Because that well was partially funded by the U.S. Department of Energy, there is considerable data available concerning the well. The Stratos Federal #1 was drilled to test deeper formations but intersected 20 feet of gas shows, good permeability and excellent porosity was measured by wire line logs in the Almond Formation. Recent mapping of this project area has determined both the trapping mechanism of the field and the prospect area and has determined that the prospect has the ability to deliver a recoverable contingent reserve of 58 Bcf.

The proposed drill location on the acquired acreage is only 500 meters east of the Stratos Federal #1 and is scheduled to be drilled in 2007.

Oil and Gas Reserves

Information Regarding Proved Oil and Gas Reserves - SEC Compliant Reserves

The information set forth below regarding the Company’s oil and gas reserves was prepared by Jeffrey Rhodes, Vice President - Engineering, of Samson. All reserves are located within the continental United States.

Estimated Proved Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

	Year ended June 30, 2006			For the five months from February 1, 2005 to June 30, 2005
	Oil MBBL’s	Gas MMCF	Total MMCFE	Oil - MBBL’S	Gas- MMCF	Total MMCFE
Beginning of year	357	6,892	9,034	-	-	-
Revisions of previous quantity estimates	(63)	(3,912)	(4,290)	(2)	953	941
Purchase of reserves in place	42	9,148	9,400	366	4600	6,767
Extensions, discoveries and improved recovery	-	-	-	-	1,432	1,432
Sale of reserves in place	-	-	-	-	-	-
Production	(19)	(426)	(540)	(7)	(94)	(136)
End of year	318	11,699	13,604	357	6,892	9,034

Proved Developed Producing Reserves	309	9,280	11,134	269	2,328	3,942

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for the Company for June 30, 2006 and June 30, 2005 were US$5.43 and US$6.30 per mcf, respectively. The weighted average period-end prices used for the Company for June 30, 2006 and June 30, 2005 were US$62.31 and US$47.52 per BOE, respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at June 30, 2006 and June 2005 is shown below:

	As at:
	June 30, 2006 USD	June 30, 2005 USD
Future cash inflows	84,273	58,459
Future production costs	(24,380)	(15,734)
Future development costs	(3,430)	(4,850)

Future net cashflows	56,463	37,875
10 % discount	(28,817)	(18,920)

Standardised measure of discounted future net cash flows relating to proved reserves	27,646	18,955

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended June 30, 2006 and June 30, 2005 are as follows:

	As at:
	June 30, 2006 USD	June 30, 2005 USD
Beginning of year	18,955	-
Sales of oil and gas produced during the period, net of production costs	(3,013)	(532)
Net changes in prices and production costs	773	2,007
Changes in estimates of future development costs	3,135	(2,000)
Extensions, discoveries and improved recovery	-	2,100
Revisions of previous quantity estimates and other	(11,185)	2,479
Sale of reserves in place	-	-
Purchase of reserves in place	18,037	14,396
Accretion of discount	2,045	600
Other	(1,101)	(95)
End of year	27,646	18,955

Additional Oil and Gas Disclosures

As at December 31, 2006

Gross productive oil wells	139
Net productive oil wells	13
Gross productive gas wells	85
Net productive gas wells	19
Gross Developed Acres	22,150
Net Developed Acres	2,428
Gross Undeveloped Acres	267,500
Net Undeveloped Acres	164,367

All of the Company’s acreage positions are located in the continental United States, with the majority located in Wyoming.

The Company has extensive leases with a voriety of remaining lease terms.

Drilling Activity

	For the year ended June 30, 2006	For the year ended June 30, 2005
Net productive exploratory wells drilled in period	Nil	Nil
Net exploratory wells drilled in period	2.55	Nil
Net producing development wells drilled in period	1.42	0.68
Net dry development wells drilled in period	Nil	Nil

Capitalized Costs

Certain exploration costs have been capitalized during the current or prior period to deferred exploration expenditure. This exploration expenditure relates to projects for which a determination as to the likelihood of the Company receiving future economic benefits has not yet been made. Refer to Note 10 Deferred Exploration Expenditure “F-28” for further information in relation to costs capitalized during the year.

Oil and Gas Revenue Information

The average sale price we achieved during the years ended June 30, 2005 and June 30, 2006 for oil was US$39.96 and US$48.96 per barrel, respectively. Our average sales price per barrel increased in the six months ended December 31, 2006 to US$54.15.

The average sale price we achieved during the years ended June 30, 2005 and June 30, 2006 for gas was US$5.41 and US$6.85 per mcf respectively. Our average sales price per mcf decreased in the half year ended December 31, 2006 to US$5.44.

The average production costs (including lease operating expenses, production taxes and handling expenses) per mcfe was US$2.08 for the year ended June 30, 2005 and US$2.15 for the year ended June 30, 2006. The average production cost per mcfe was US$2.18 for the half year ended December 31, 2006.

Supplemental Information Regarding Oil and Gas Reserves — ASX Compliant Reserves

The data on hydrocarbon reserves (as that term is defined by the listing rules of the Australian Stock Exchange) set out in the summary table below is based on the independent engineering evaluation of MHA Petroleum Consultants, Inc. of the estimated proved and probable oil and natural gas reserves pertaining to our properties as of September 1, 2006. These reserves were reported on the Company’s 2006 Annual Report, which was published in compliance with the listing rules of the Australian Stock Exchange.

	Oil bbls	Gas MMcf	MMcfe	NPV 10 A$ million
Proved	485,211	20,313	23,224	71.989
Probable	13,600	18,410	18,492	39.575
Total	498,811	38,723	41,716	111.564

(1)
The estimate has used the Nymex forward curve as at September 1, 2006, with oil and gas differentials applied to the forward price to reflect differences in oil and gas quality, contractual agreements and regional price variations.

(2)
The estimate does not recognize the installation of compression at the Look Out Wash Field, which at the time of the estimate was producing into a line pressure of 700 psi, and which has subsequently been reduced to 200 psi. This pressure reduction is expected to result in an improved production performance from the field. Since its acquisition, this field has produced below its expected rate largely because of this higher line pressure. It is expected that future reserves estimates will be reflected positively when the full impact of the installed compression is measured in production performance.

(3)
The estimate has shifted a significant previously defined proven undeveloped reserve at Greens Canyon into a probable category. This is due to the lack of drilling activity to enable the development of the Frontier and Muddy Formations. Samson will however be developing this resource with a change of planning based on the positive results being observed in a competitor’s acreage. The change in strategy will involve drilling and then fracture stimulating the Frontier, Muddy and Baxter Formations. This technique was pioneered in the Pinedale Anticline and is now in general application in the Green River Basin. The technique will be trialed in the near future in Greens Canyon #1 well where the Baxter Formation will be stimulated as a forerunner to drilling two planned wells to access the Baxter and the deeper Frontier and Muddy sections.

(4)
The hydrocarbon reserves data set out in the summary table above includes the following reserve estimate for the acquisitions made in May 2006, which Samson acquired for US$36.2 million (A$48.3 million).

	Oil bbls	Gas MMcf	MMcfe	NPV 10 A$ million
Proved	108,548	15,996	16,647	48.903
Probable	13,600	1,263	1,345	0.195
Total	122,148	17,259	17,992	49.098

(1) The estimate has reduced the reserves acquired largely due to the production performance of the Look Out Wash Field which has been lower than expected and which will be partly rectified by the operation of the installed compression. This estimate raised the acquisition cost to US$ 2.17 per mcfe which is below the average acquisition price observed in 2005 for Rockies gas properties of US$2.50 per mcfe.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Selected Financial Data presented in Item 3 of this Registration Statement and the accompanying financial statements and related notes included in this filing. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Actual results may differ materially from those anticipated in such forward looking statements See "Item 3. Key Information - D. Risk Factors” and the section entitled “Forward-Looking Statements.".

A. Critical Accounting Policies

We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.

Exploration and Evaluation Expenditure

The Company accounts for exploration and evaluation expenditure using the successful efforts method. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the Income Statement.

Reserves Estimates

The Company's estimates of proved reserves are based on the quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, the Company must estimate the amount and timing of future operating costs, production, and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. Any significant variance in these assumptions could materially affect the estimated quantity and value of the Company’s reserves. Despite the inherent imprecision in these engineering estimates, our reserves are used throughtout our financial statements. For example, the Company uses the units-of-production method to amortize its oil and gas properties, therefore the quantity of reserves could significantly impact our DD&A expense. The value of the Company’s reserves also impacts any impairment expense recognized by the Company.

All reserve estimates are prepared in accordance with guidelines prepared by the Society of Petroleum Engineers.

Depreciation, Depletion and Amortization for Oil and Gas Properties

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves were revised upward or downward, earnings would increase or decrease respectively.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. The reserve base used to calculate depletion, depreciation or amortization is the sum of proved developed reserves and proved undeveloped reserves for leasehold acquisition costs and the cost to acquire proved properties. With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

Amortization rates are updated twice a year to reflect: 1) the addition of capital costs, 2) reserve revisions (upwards or downwards) and additions, 3) property acquisitions and/or property dispositions, and 4) impairments.

Impairments

Oil and gas lease acquisition and development costs are capitalized when incurred. When circumstances indicate that a producing asset may be impaired, the Company compares expected discounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future discounted cash flows, based on the Company's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value, Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Asset Retirement Obligation

The Company has obligations to remove tangible equipment and restore locations at the end of the oil and gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations, is difficult and requires management to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety, and public relations considerations.

Inherent in the calculation of the present value of our asset retirement obligations (“ARO”) are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the present value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance. Increases in the discounted ARO liability resulting from the passage of time are reflected as accretion expense in the Income Statement.

Share Based Payments

The Company measures the cost of equity settled transactions by reference to the fair value of the equity instruments at the date they are granted. Where the fair value of the equity instrument can not be readily determined in reference to the market price of the Company’s ordinary shares, the fair value is determined using a binomial option pricing model. The use of the binomial option pricing model requires the Company to make estimates in regard to certain inputs required by the model, in particular in regard to the time to expiry of the option and the volatility of the Company’s share price. The Company reviews inputs to this model each time a valuation is performed with reference to inputs used in the past and recent developments.

Embedded Derivative

The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest coupon payments and the redemption amount. The embedded derivative represents the value of the option that note holders have to convert into ordinary shares in the Company. Similar to the valuation of Share Based Payments, the valuation at the Company’s embedded derivative requires the Company to make certain assumptions about the inputs to valuation models, in particular in regard to the remaining term of the derivative and the volatility of the Company’s underlying share price. Movements in the fair value of the embedded derivative are recognized in our Income Statement, and therefore the valuation has the potential to significantly impact our results.

The debt component of the convertible note is measured at amortized cost and therefore increases as the present value of the interest coupon payments and redemption amount increases, with a corresponding charge to finance cost. The debt component decreases by the cash interest coupon payments made. The embedded derivative is measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Recent Accounting Pronouncements

Please refer to Note 2 for information in regard to recent accounting pronouncements under AIFRS.

Please refer to Note 33 for information pertaining to recent US GAAP accounting pronouncements.

B. Results of Operation.

This review of our results of operations, accounted for using Australian equivalents to International Financial Reporting Standards (“AIFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2006 and June 30, 2005 and the unaudited financial statements for the half year ended December 31, 2006 and 2005. Unless stated otherwise all “$” values refer to Australian Dollars. For further information regarding Kestrel Energy, Inc., which is deemed to be a predecessor entity, please see Note 33 of our consolidated financial statements included elsewhere in this registration statement.

The result for the financial year ended June 30, 2006 after provision for income tax was a net loss before minority interests of $25,685,590, compared to a net loss before minority interests of $790,205 for the year ended June 30, 2005. The loss for fiscal year 2006 can be attributed primarily to impairment losses and increased expenses for exploration, share based payments, general and administrative expenses and interest expenses, each of which is detailed below. These losses and expenses were only partially affected by significant increases in revenue from the sales of oil and gas.

The result for the half year ended December 31, 2006, after provision for income tax, was a net loss before minority interests of $6,733,113 compared to a net loss before minority interests of $1,726,073 for the half year ended December 31, 2005. The loss for half year ended December 31, 2006 can be primarily attributed to impairment expense at $6,213,863.

Fiscal Year Comparison

	Year ended:
Item	June 30, 2006 A$	June 30, 2005 A$	Variance	% change
Impairment	17,816,540	-	17,816,540	100%
Exploration	5,244,288	360,544	4,883,744	1350%
General and Administration	5,448,884	1,679,516	3,769,368	224%
Interest Expense	599,613	75,339	524,274	695%
Oil and Gas Revenues	5,484,575	1,128,898	4,355,677	385%

Half Year Comparison

	Half Year ended:
Item	December 31, 2006 A$	December 31, 2005 A$	Variance	% change
Impairment	6,213,863	-	6,213,863	100%
Exploration	713,067	302,055	411,012	136%
General and Administration	2,082,344	1,726,296	356,048	20%
Interest Expense	1,393,780	-	1,398,780	100%
Oil and Gas Revenues	6,326,261	1,803,269	4,522,992	250%

Impairment

Included in the loss for fiscal year 2006 is $6,226,352 in impairment losses relating to our producing oil and gas properties, primarily due to the disappointment of expectations at the Jonah and Look Out Wash Fields and $10,773,574 relating to non-producing oil and gas properties, compared to no impairment recorded for fiscal year 2005. The impairment incurred in relation to non-producing properties, is, in part, due to the failure of Greens Canyon #2 well which did not reach its intended target.

Included in the loss for the half year ended December 31, 2006 is a $6,213,863 impairment relating to our producing oil and gas properties. By contrast, there were no impairment losses recognized for the half year period ended December 2005. Impairment losses recorded in the half year ended December 2006 were determined based on the Company’s proved and probable reserves at December 31, 2006. During these six months, a significant deterioration had occurred in the prevailing gas price. This decrease had a detrimental effect on the value of Samson’s reserves. The gas volumes associated with these reserves have since increased, after allowing for depletion throughout the past six months, though the future gas pricing used to value the reserves is lower than it was at June 2006. In most fields, the increased production has led to additional reserves which have minimized the impact of the deterioration in the gas price in regard to the PV10 of the reserves. This was not the case, however, for the Jonah field in Wyoming, because, as noted above, recent drilling activity in adjacent leases had caused inlet pressure for the Samson wells dto increase, which in turn had decreased the productivity from these wells. A compression facility was installed in April 2007, which has had the effect of increasing production in this field.

When applying US GAAP to the operations of the Company, impairment expense for the year ended June 30, 2006 and the half year ended December 31, 2006 is significantly reduced to, $2,400,761 and $614,306 respectively. While there is no underlying change in the status of the oil and gas properties, different valuation methods allowed under AIFRS and US GAAP result in lower impairment under US GAAP. Please refer to Note 33 to the Financial Statements, Reconciliation to U.S. GAAP, on page F-54 for further details and explanation of this difference.

Further information relating to the reserves of the Company and the movements from year to year can be found in "Item 4. Information on the Company - D. Property, plants and equipment."

Exploration Expenditures

A significant portion of the loss recorded for the year ended June 30, 2006 is exploration expenditure expensed of $5,244,288, compared to $360,544 for 2005. Exploration expense was significantly higher in 2006 than in 2005 due to the aggressive implementation of our strategy to increase our reserves for the entire 12 months of 2006. These expenditures have been expensed in accordance with our accounting policy to expense all exploration expenditure until such time as it is expected that the future economic benefit will flow from the expenditure. In 2006, significant exploration expenditure was expensed in relation to the London Flats, Greens Canyon 27-3 and Hawk Springs projects.

Included in the loss for the half year ended December 31, 2006 is exploration expenditure of $713,067, compared to $302,055 in the half year ended December 31, 2005, again reflecting our strategy to aggressively increase reserves. The expenditure in the current period primarily relates to dry hole costs incurred in drilling performed at Hawk Springs.

There is no difference in the recognition or measurement of exploration expenditures under AIFRS and US GAAP.

General and Administrations Expense

General and administration expense increased significantly from the year ended June 30, 2005 to the year ended June 30, 2006 from $1,679,516 to $5,448,884. Of the increase, $1,769,450 was related to the value of options granted to directors and executives during the year ended June 30, 2006. These options were valued using the binomial option pricing method. No options were issued during the half year ended December 31, 2006.

Under US GAAP, $1,091,950 in share based payments was required to be recognized in the Income Statement in the fiscal year 2005. This expense relates to options issued to employees, directors and others in December 2004.

General and administration expenses also increased during the year due to the growth of Company following its acquisitions in 2006 and its business combination in 2005

Assurance, accounting and taxation expense also increased from $148,228 in the year ended June 30, 2005 to $395,861 in the year ended June 30, 2006.

General and administration expense did not increase significantly from $1,726,296 for the half year ended December 31, 2005 to $2,082,344 in the half year ended December 2006.

Interest Expense

Interest expense increased from $75,339 for the year ended June 30, 2005 to $599,613 for the year ended June 30, 2006 due to the increase in the debt carried by the Company. In May 2006, we entered in to a convertible loan facility with Macquarie Bank Limited to provide part of the funding required for the acquisition of two production assets in Wyoming. See “Item 10. Additional Information - C. Material Contracts.” The interest expense recorded in the year ended June 30, 2006 includes $355,923 of accretion expense relating to the embedded derivative associated with this facility.

Interest expense increased from nil for the half year ended December 31, 2005 to $1,393,780 for the half year ended December 31, 2006. This expense is primarily comprised of interest paid to Macquarie Bank Limited as part of the above mentioned convertible loan facility of $1,260,709 and accretion expense relating to the embedded derivative associated with this facility of $133,071.

Oil and gas revenues

Oil and gas revenues increased significantly from the year ended June 30, 2005 to the year ended June 30, 2006, from $1,128,898 to $5,484,575. Of the increase, $644,175 is oil and gas revenues relating to our acquisition of additional properties in May 2006. The remaining increase in revenues relates to additional production from wells acquired through the acquisition of Kestrel Energy in February 2005. Oil and gas revenues for the half year ended December 31, 2006 were $6,326,261 compared to $1,803,269 for the half year ended December 2005. The revenue recognized in the half year ended December 31, 2006 includes six months of revenue from all production assets acquired by the Company in the past two years.

The prevailing commodity prices will continue to have a significant impact on the revenue recognized by the Company in regard to its oil and gas sales. Approximately 85% of our production is gas, and therefore we face a greater exposure to the fluctuations of the price of natural gas. In September 2006 and February 2007 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.

These hedges do not meet the requirements for hedge accounting under AIFRS, thus the movement in the fair value of the hedge is recognized in the income statement. During the six months ended December 31, 2006, the Company recognized an expense of $52,468 in relation to its hedge.

Fair value of embedded derivative

In the year ended June 30, 2006 we recorded other income in relation to the movement in fair value of an embedded derivative of $2,480,084 (nil in prior periods) related to our US$21,000,000 credit facility with Macquarie Bank Limited. See “Item 10. Additional Information - C. Material Contracts.” The facility allows for the issuance of up to 20,000,000 options to Macquarie., The exercise price for 9,000,000 options has not yet been set and is dependent on the future market price of the Company’s ordinary shares. The exercise price of the remaining 11,000,000 options has been set at 53.8 cents per share in accordance with the facility agreement.

In the half year ended December 31, 2006 we recorded other income in relation to the movement in the fair value of embedded derivative of $83,264, (nil in the prior comparative period).

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date. Changes in this value are recorded in the Income Statement for the relevant period.

C. Liquidity and capital resources.

Our primary sources of liquidity since moving into the exploration, development and production of oil and gas have been equity sales, sale of investments held for trading, net cash provided by operating activities and a convertible note facility.

Our primary use of capital has been for the acquisition, development, and exploration of oil and natural gas properties. As we continue to grow, we are continually monitoring the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity. Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional reserves.

The Company’s anticipated expenditures for exploration and development for the year ending June 30, 2008 is between $2.5 million to $5.0 million. Some of the factors that will impact the level of capital expenditures in the future include crude oil and natural gas prices, the volatility in these prices, the cost and availability of equipment, the plans of the operators of the wells and availability of capital. Some development will be funded through the Company’s current cash reserves, however additional capital will be required to develop the Company’s reserves further. The Company feels it can raise the necessary capital, either through debt or equity, as and when it is required.

Financing Activities

In the year ended June 30, 2005 we issued:

•	1,750,000 shares upon the conversion of the same number of options and received $350,000

•	15,000,000 shares at 35 cents each to institutional investors to raise $5,250,000

Cash transactions costs associated with these capital raisings was $289,741

In the year ended June 30, 2006 we issued:

•	33,312 shares upon the conversion of the same number of options and received $8,328;

•	92,433,636 shares at 42 cents each to retail and institutional shareholders to raise $38,822,127; and

•	9,618,750 shares at 40 cents each to existing shareholders to raise $3,847,500.

Transactions costs associated with these capital raisings were $2,109,248, including $648,992 in share based payments relating to options granted to Macquarie Securities USA Inc as part consideration for brokerage services provided.

We have not raised any additional capital since June 30, 2006.

Capital Expenditures

In the year ended June 30, 2005 we spent $20,203,553 on additions to oil and gas properties, including plant and equipment. This includes non-cash expenditure of $18,862,805 in relation to the acquisition of Kestrel Energy Inc.

In the year ended June 30, 2006 our capital expenditures relating to oil and gas properties, including plant and equipment was $59,448,212. This includes $48,347,632 used for the acquisition of producing oil and gas properties in the Jonah and Look Out Wash fields in Wyoming.

As at the date of this filing, the Company has expected capital expenditures in the next twelve months of approximately US$2,500,000. This capital budget consists of capital for exploration and development programs and represents the largest planned use of cash available from operating activities and current reserves. The amount and timing of these capital expenditures is largely discretionary and within our control. If oil and gas prices decline to levels below levels acceptable to us, we could chose to defer a portion of this expenditure.

We intend to raise further capital, more than likely through a combination of the sale of debt and equity, to allow the Company to further grow through additional acquisitions and the development of current reserves. We believe we have the ability to raise additional capital in a short period of time should the need for additional development capital be required, however there can be no assurance that operations and other capital resources will provide sufficient cash to maintain planned levels of capital expenditures.

Convertible Loan Agreement

In May 2006, we drew down on a US$21,000,000 funding facility provided by Macquarie Bank Limited. See “Item 10. Additional Information - C. Material Contracts.” We repaid US$1,000,000 of this loan at June 30, 2006. Despite this repayment the facility remains fully draw down and no further funds are available. As part of the terms of this facility, Macquarie holds a mortgage over all assets of the Company and as a result, we must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved.

The Consolidated Entity is required to maintain a certain Proved Developed Producing Reserve to outstanding debt ratio:

In relation to the assets (the Stanley Properties) acquired in direct relation to this facility, the discounted cashflow relating to Proved Developed Producing Reserve to outstanding debt ratio must be no less than 0.9:1.

In relation to the discounted cash flow relating to all consolidated entity Proved Developed Producing Reserve to outstanding debt, the ratio must be no less than 1:1.

Other covenants:

The Company is required to maintain a current ratio greater than 1:1.

The Company is required to maintain Aged Debts (over 90 days outstanding) of the Group of less than US$1,000,000.

Debt covenants are measured at the end of June, March, September and December.  The Company is in compliance with these covenants.

D. Research and development, patents and licenses, etc.

Not applicable.

E. Trend information.

The prices for crude oil and natural gas have been volatile over the last few years. Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could adversely affect the economic viability of the Company’s prospects.

The Australian/U.S. currency exchange rate also influences revenue recognized by the Company, as the sales price for oil and gas produced by the Company is priced in U.S dollars. The recent increased strength of the Australian dollar has had a negative impact on the Company’s oil and gas production revenue. This decrease in revenue is offset in part by a decrease in expenditures recognized by the Company, due to the majority of the Company’s expenditures also being priced in U.S Dollars. The Company’s significant debt is also denominated in US dollars. Due to this natural hedge, the Company’s exposure movements in the exchange rate between the Australian and US dollars is minimal.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply.

The Company sells a significant portion of its gas at Colorado Interstate Gas (“CIG”) pricing. Historically, this price has traded at a differential to Nymex gas. In recent years, this differential has grown significantly due to pipeline constraints in the area, with prices as low as $2.17 per mcf recorded. The construction of the Rocky Express Pipeline is expected to remove some of the pipeline constraints and reduce the basis differential between CIG and Nymex.

In order to protect the Company from the uncertainty associated with gas prices, we have entered into a fixed forward swap contract with Macquarie Bank Limited on September 19, 2006 with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

F. Off-balance sheet arrangements.

Not applicable.

G. Tabular disclosure of contractual obligations.

	Payments due by period (as at June 30, 2006 - Australian Dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-Term Debt Obligations (1)	33,881,037	2,402,510	4,085,020	27,393,507	-
Operating Lease Obligations	354,768	175,801	178,967	-	-
Total (2)	27,748,275	175,801	178,967	27,393,507	-

(1)
The long term debt refers to funding provided by Macquarie Bank Limited and includes interest payable. The loan is denominated in USD and has been translated to AUD at the spot rate on balance date of USD:AUD 0.7301. See “Item 10. Additional Information - C. Material Contracts.”

(2)
This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties. In accordance with AIFRS, we recorded a separate liability for the fair value of this asset retirement obligation. See Note 14 of the notes to and forming part of the financials statements for the year ended June 30, 2006. These liabilities are not expected to be extinguished in the foreseeable future.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name	Title	Age	Date of First Election
Terence Barr	Managing Director	58	January 25, 2005
Malcolm Burne	Non-Executive Director	63	April 29, 1998
David Cairns	Non-Executive Director	59	February 14, 1994
Neil MacLachlan	Non-Executive Director	65	June 18, 1998
Victor Rudenno	Non-Executive Director	56	April 11, 2007
Neil Fearis	Alternate Director	56	November 28, 2005
Robyn Lamont	Chief Financial Officer	29	May 1, 2006
Jeffrey Rhodes	Vice President, Engineering	47	May 1, 2006
Denis Rakich	Company Secretary	54	June 18, 1998

Terence Barr. Mr. Barr was appointed managing director of the Company on January 25, 2005. Mr. Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos. In recent years, Mr. Barr has specialized in tight gas exploration, drilling and completion and is considered an expert in this field. Prior to joining Samson, Mr. Barr was employed as Managing Director by Ausam Resources from 1999 to 2003 and as the owner of Barco Exploration from 2003 to 2005.

Malcolm Alec Burne. Mr. Malcolm Burne was appointed a director of the Company on April 29, 1998. Since 1996, Mr. Burne has been Executive Chairman of Golden Prospect Plc, a UK listed Company which invests in the global natural resource sector. Mr. Burne has controlled and managed fund management, venture capital and investment banking companies in Australia, Hong Kong and North America. He has been a director of more than 20 public companies, many of them in mineral resources and gold exploration, as well as being executive chairman of Australian Bullion Company (Pty) Limited from 1983 to 1986, then one of Australia’s leading gold dealers and member of the Sydney Futures Exchange. He currently advises mining companies with interests in Canada, Australia and West Africa. During the past three years, Mr. Burne has also served as a director of the following other ASX listed companies:

•	Central Asia Gold Limited

•	Reliance Mining Limited

•	Golden Prospect Plc*

•	Great Panther Resources Limited*

•	Jubilee Platinum Plc*

•	Mano River Resources Inc*

•	Lipoxen Plc

•	Go Industry Plc

*denotes current directorships

Neil Thacker MacLachlan. Mr. Neil MacLachlan was appointed a director of the Company on June 18, 1998. He has over 27 years investment banking experience in Europe, South East Asia and Australia. Mr. MacLachlan was a former director of Wardley Holdings Ltd and Wardley Australia Ltd from 1979 to 1986 and of James Capel & Co. Limited from 1986 to 1990. All three companies were investment banking subsidiaries of The Hongkong and Shanghai Banking Corporation (HSBC Holdings Ltd). He was deputy managing director of Svenska Handelsbanken’s UK investment banking division from 1990 until 1993 and from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia. Mr. MacLachlan was also a non executive Director of Golden Prospect Plc from 1997 to 2004. Currently. Mr. MacLachlan is an Executive Director of Ambrian Partners Limited, a UK based investment bank specializing in the natural resources sector and which is a member of the London Stock Exchange.

During the past three years Mr. MacLachlan has also served as a director of the following other listed companies:

•	Golden Prospect Plc

•	Titan Resources Ltd

•	Kestrel Energy Inc

•	Geoinformatics Exploration Inc

•	Eurogold Ltd*

•	Cambridge Mineral Resources Ltd*

•	Extract Resources Ltd*

*denotes current directorships

David Thorwald Cairns B.Sc.(Geol.), M.Sc.(Env.Sc.), M.Aus.I.M.M. Mr. Cairns was appointed a director of the Company on February 14, 1994. For over five years, he has been working as a consultant to resource companies, undertaking feasibility studies and project assessments of gold mining opportunities in West Africa.  He is a geologist with extensive experience in exploration and mining of gold and base metals in Australia, Zimbabwe and South Africa with international and Australian mining groups. He has been involved in the exploration, resource evaluation and project development of numerous projects in Australia and elsewhere.

Mr. Cairns has not held any other directorships in the past three years.

Victor Rudenno. Dr. Rudenno was appointed a director of the Company on April 11, 2007. In 1984, Dr. Rudenno moved to the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache. In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

In 2000, Dr. Rudenno co-founded Equity Capital Markets Ltd an investment bank specialising in corporate advice and capital raisings which merged with Interfinancial in 2005 where he is currently an Executive Director and Head of Resources.  He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy. Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics. During his academic career he lectured both at the University of New South Wales and the University of Sydney predominantly on mining economics, geostatistics, operations research and minerals processing.

Neil Christian Fearis LL.B (Hons), MAICD, F Fin. Mr. Fearis was appointed as an alternate director for Mr. Malcom Burne on November 28, 2005. He has 30 years' experience as a commercial lawyer in the UK and Australia and is a member of several professional bodies associated with commerce and law. From 1999 to 2005 Mr. Fearis was a principal of the Western Australian law firm, Fearis Salter Power Shervington. Since July 1 2005 he has acted as an independent legal consultant and currently consults to Minter Ellison Lawyers.

During the past three years Mr. Fearis has also served as a director of the following companies:

•	Kresta Holdings Limited *

•	Perseus Mining Limited *

•	Carnarvon Petroleum Limited *

*denotes current directorships

Robyn Lamont. Ms. Lamont has served as the Company’s Chief Financial Officer since May 1, 2006, prior to which she served as Financial Controller since 2001. Ms Lamont graduated from the University of Western Australia in 1999 with a Bachelor of Commerce, majoring in Accounting and Finance. She worked for Arthur Andersen in Perth, Western Australia, for three years and qualified as a Chartered Accountant through the Institute of Chartered Accountants in Australia in 2001.

Jeffrey Rhodes. Mr. Rhodes has served as the Company’s Vice President - Engineering, since May 1, 2006. From 2001 to 2003 he was the Manager of Planning with Ensign Oil and Gas following which, he served as Vice President of Acquisitions at Meritage Energy Partners from 2003 to 2006.

Denis Ivan Rakich F.C.P.A. Mr. Rakich is an accountant and has been employed as the Company’s Secretary since June 18, 1998. He has extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries. He is a member of the Australian Society of Accountants.

B. Compensation.

The following table sets forth certain information with respect to the compensation of those individuals who served as our executive officers and directors during the year ended June 30, 2006. As of June 30, 2006, we had four executive officers, including a President and Chief Executive Officer, a Vice President - Engineering, a Chief Financial Officer and a Secretary. As of June 30, 2006, we had four directors.

Summary Compensation
(Australian dollars)

		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary (A$)	Bonus (A$)	Restricted Security Awards (A$)	Awards Securities Underlying Options (#)	All Other Compensation (A$)

Terence Barr	2006	280,000	-	-	4,000,000	-
Managing Director, President, Chief Executive Officer

Robyn Lamont	2006	24,019	-	-	-	-
Chief Financial Officer (2)

Timothy Hoops	2006	106,652	-	-	-	-
Operations Manager (3)

Jeffrey Rhodes	2006	45,860	-	-	2,000,000	-
Vice President - Engineering (4)

Denis Rakich	2006	92,058	-	-	500,000	-
Secretary

Malcolm Burne	2006	30,000	-	-	500,000	-
Director

Neil MacLachlan	2006	30,000	-	-	500,000	-
Director

David Cairns	2006	30,000	-	-	500,000	-
Director

Neil Fearis	2006	-	-	-	-	-
Alternate Director

Victor Rudenno	2006	-	-	-	-	-
Director (5)

(1)	Options were granted to the directors and some executive officers in accordance with an Extraordinary General Meeting of Shareholders held on May 22, 2006.

(2)	Ms. Lamont was appointed Chief Financial Officer on May 1, 2006.

(3)	Mr. Hoops resigned during the year, effective June 1, 2006.

(4)	Mr. Rhodes was appointed May 1, 2006.

(5)	Dr. Rudenno was appointed April 11, 2007. Dr. Rudenno has not received any compensation from the Company to date.

Share Option Grants

The following table contains further information concerning the share option grants made to our executive officers and directors during the fiscal year ended June 30, 2006.

Option Grants in the Last Fiscal Year

			Individual Grants
Name	Number of Securities Underlying Options Granted (#) (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price (cents/Sh)	Expiration Date

Terence Barr	4,000,000	50%	45.0	05/31/11
Jeffrey Rhodes	2,000,000	25%	45.0	05/31/11
Denis Rakich	500,000	6.25%	45.0	05/31/11
Malcolme Burne	500,000	6.25%	45.0	05/31/11
Neil MacLachlan	500,000	6.25%	45.0	05/31/11
David Cairns	500,000	6.25%	45.0	05/31/11
Victor Rudenno	-	-	-	-
Neil Fearis	-	-	-	-

(1)	There are no performance conditions attached to these options and thus they all vest on grant date and all such options can be exercised immediately.

Option Exercises and Holdings

The following table sets forth information with respect to our executive officers and directors concerning options exercised during the last fiscal year and the number of securities underlying unexercised options as of June 30, 2006.

Option Exercises During 2006

			Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable

Terence Barr	-	-	8,000,000	-
Jeffrey Rhodes	-	-	2,000,000	-
Timothy Hoops	-	-	2,000,000	-
Denis Rakich	-	-	1,000,000	-
Malcolm Burne	-	-	1,000,000	-
Neil MacLachlan	-	-	1,000,000	-
David Cairns	-	-	1,000,000	-
Robyn Lamont	-	-	100,000	-
Victor Rudenno	-	-	-	-
Neil Fearis	-	-	-	-

Bonus/Profit-Sharing

Directors and executive remuneration is not linked to either long term or short term incentives. The Board feels that the expiry date and exercise price of the options issued to the directors and executives in the current and prior years are sufficient to align the goals of the directors and executives with those of the shareholders to maximize shareholder wealth.

C. Board practices.

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. The members of senior management are appointed to serve at the discretion of the Board of Directors. The Board of Directors schedule regular meetings over the course of the year. Currently, the Board is composed of a majority of independent directors.

The responsibilities of the Board include:

•	contributing to, developing and approving the corporate strategy;

•	reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

•	ensuring there are effective management processes in place and approving major corporate initiatives;

•
ensuring that the significant risks facing the group, including those associated with its legal compliance obligations, have been identified and that appropriate and adequate control, monitoring, accountability and reporting mechanisms are in place; and

•	reporting to shareholders.

The Board is also responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The Company’s policies are designed to ensure strategic, operational, legal, reputation and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Company’s business objectives.

Audit Committee

We have established an Audit Committee of the Board, which is composed entirely of independent directors, including Mr. Neil MacLachlan, Mr. David Cairns and Dr. Victor Rudenno. Our audit committee operates pursuant to a formal written charter, a copy of which is attached as an exhibit to this Registration Statement. This committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters, selects our independent accountants, and oversees the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements.

Remuneration Committee

Due to the size and nature of the Company’s operations, the Board does not believe the establishment of a remuneration committee is warranted. The Board of Directors is responsible for determining and reviewing compensation arrangements for directors and senior executives. The Board assesses the appropriateness of the nature and amount of remuneration of directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. All compensation decisions regarding our principal executive officer, Terence M. Barr, are made by a majority of independent directors.

D. Employees.

For the fiscal year ended June 30, 2006, we had eight employees. Two employees are located in Perth, Western Australia and are involved in facilitating the administration of the Company. The remaining six employees are located in Denver, Colorado. Three of these employees are involved in the administration of the Company while the remaining three employees are primarily engaged in project-related activities. None of our current employees belong to a labor union, nor have we been subject to any strikes or other labor disturbances that have interfered with our operations.

E. Share ownership.

The following table sets forth beneficial ownership of our common shares by officers and directors as of June 18, 2007.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Number of Options Owned	Total Number of Shares Beneficially Owned	Percentage of Outstanding
Terence Barr	109,000	8,000,000	8,109,000	*
Robyn Lamont	-	100,000	100,000	*
Jeffrey Rhodes	-	2,000,000	2,000,000	*
Denis Rakich	-	1,000,000	1,000,000	*
Malcolm Burne	500,000	1,000,000	1,000,000	*
David Cairns	512,500	1,000,000	1,000,000	*
Neil MacLachlan	1,812,500	1,000,000	1,000,000	*
Victor Rudenno	-	-	-	*
Neil Fearis	-	-	-	*

* Less than 1%.

(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

At June 15, 2007, there were 192,263,833 of our Ordinary Shares issued and outstanding. The table below sets forth, as of June 18, 2007, persons known to be beneficial owners of five percent (5%) or more of our Ordinary Shares.

Name of Shareholder	Number of Shares Beneficially Owned (1)	Percentage of Outstanding
Harbinger Capital (2)	36,359,328	18.92%
Persistency Capital (3)	24,026,679	12.49%
Golden Prospect PLC (4)	15,836,891	8.23%
Victoria Petroleum N.L. (5)	10,272,992	5.34%

(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)
The address of Harbinger Capital Partners Master Fund is: 1 Riverchase Parkway, South Birmingham, Alabama 35244, United States of America. In May 2006 Harbinger purchased 15,500,000 Ordinary Shares in a capital raise undertaken by the Company to fund the purchase of the Jonah and Lookout Wash Fields.

(3)
The address of Persistency Capital is: P.O Box 39, Ugland House, South Church Street, Georgetown, Cayman Islands. In May 2006 Persistency Capital purchased 15,500,000 Ordinary Shares in a capital raise undertaken by the Company to fund the purchase of the Jonah and Lookout Wash Fields.

(4)	The address of Golden Prospect Plc is: 2nd Floor Mansfield House, 1 Southampton Street St, London WC2R OLR, United Kingdom.

(5)	The address of Victoria Petroleum NL is: Level 36, Exchange Plaza, 2 The Esplanade, Perth Western Australia 6000, Australia.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B. Related party transactions.

Other than as disclosed below, to the best of our knowledge, there have been no material transactions since June 30, 2005 to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting securities giving it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

During the year, the Australian law firm Jeremy Shervington, with whom Neil Fearis is associated, was paid $71,665 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

On December 1, 2005, we entered into a Consultancy Agreement with Arndt Energy Limited for the provision of Terence Barr’s services. The agreement allows for an annual salary of $280,000 for a period of three years, commencing on January 1, 2006. The Company may terminate the agreement with one months notice and provide a lump sum payment to Arndt Energy equal to the amount that would have been paid under the contract should the contract have continued until the end of its term.

On January 1, 2007, we entered into a Consulting Services Agreement with Jeffrey Rhodes, pursuant to which we engaged Mr. Rhodes to serve as Vice President - Engineering of our wholly owned subsidiary, Samson Oil & Gas USA, Inc. (“Samson USA”). The agreement has an initial term of three years and allows for a monthly consulting fee of US$18,750. Samson USA may terminate the agreement at any time provided that, upon termination or in the event of a Change of Control (as defined in the agreement), a lump sum payment is made to Mr. Rhodes equal to 48 months consulting fees. Additionally, Mr. Rhodes in entitled to receive an overriding royalty interest equal to 2% of any working interest on oil wells or leases acquired by Samson USA during the term of the agreement.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements Filed as a Part of this Registration Statement

This Registration Statement contains unaudited consolidated financial statements for the six months ended December 31, 2006 and December 31, 2005 and audited consolidated financial statements for the fiscal years ended June 30, 2006 and June 30, 2005, all of which are stated in Australian dollars and prepared in accordance with the Australian equivalents to International Financial Reporting Standards.

The audited consolidated financial statements for the fiscal years ended June 30, 2006 and June 30, 2005 and the unaudited consolidated financials statements for the six months ended December 31, 2006 and December 31, 2005 also include a summary of the significant adjustments required to the net (loss)/earnings and to total equity for the periods if the accounts were prepared under US GAAP.

This Registration Statement also includes an audited statement of revenues and direct operating expenses for the Look Out Wash and Jonah properties for the year ended June 30, 2005 and the period from July 1, 2005 to May 29, 2006.

Legal Proceedings

None.

Dividend Distributions

To date, we have not paid any cash dividends on our Ordinary Shares and have no present intention of paying dividends. Our current policy is to retain earnings, if any, for use in operations and in business development.

B. Significant Changes.

The directors are not aware of any matters or circumstances not otherwise dealt with in this Registration Statement that have significantly, or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial years.

Item 9. The Offer and Listing.

A. Offer and listing details.

Price History of the Ordinary Shares. Our Ordinary Shares were listed on the Australian Stock Exchange Ltd. (the “ASX”) beginning on April 17, 1980. As of June 15, 2007, 192,198,833 Ordinary Shares were outstanding, and we had approximately 2,325 shareholders of record. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX. On June 21, 2007, the closing price of our Ordinary Shares on the ASX was A$0.21.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High		Low
June 30, 2006	A$	0.53	A$	0.28
June 30, 2005	A$	0.45	A$	0.12
June 30, 2004	A$	0.25	A$	0.07
June 30, 2003	A$	0.11	A$	0.04
June 30, 2002	A$	0.14	A$	0.08

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High		Low
March 31, 2007	A$	0.31	A$	0.22
December 31, 2006	A$	0.33	A$	0.27
September 30, 2006	A$	0.38	A$	0.27
June 30, 2006	A$	0.46	A$	0.30
March 31, 2006	A$	0.49	A$	0.34
December 31, 2005	A$	0.53	A$	0.22
September 30, 2005	A$	0.52	A$	0.28
June 30, 2005	A$	0.39	A$	0.29
March 31, 2005	A$	0.45	A$	0.27
December 31, 2004	A$	0.40	A$	0.13
September 30, 2004	A$	0.14	A$	0.12

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High		Low
May 31, 2007	A$	0.24	A$	0.19
April 30, 2007	A$	0.23	A$	0.19
March 31, 2007	A$	0.28	A$	0.22
February 28, 2007	A$	0.32	A$	0.26
January 31, 2007	A$	0.32	A$	0.26
December 31, 2006	A$	0.33	A$	0.33
November 30, 2006	A$	0.29	A$	0.22
October 31, 2006	A$	0.30	A$	0.25
September 30, 2006	A$	0.33	A$	0.27

Description of the Ordinary Shares. At June 30, 2006, our outstanding share capital consisted of 192,198,833 Ordinary Shares, no par value per share. Upon effectiveness of this Registration Statement, our Ordinary Shares will be registered under Section 12 of the Securities Exchange Act of 1934 and we will file semi-annual reports with the Securities and Exchange Commission on Form 6-K and an Annual Report on Form 20-F.

B. Plan of distribution.

Not applicable.

C. Markets.

Our Ordinary Shares are listed on the Australian Stock Exchange, trading under the symbol “SSN.” We have submitted an application to have the ADRs listed on the American Stock Exchange.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on April 17, 1980 and our Australian Company Number is 009 069 005. Subject to the Australian Stock Exchange (“ASX”) Listing Rules and the Corporations Act of Australia (“Corporations Act”), the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on November 29, 2005. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, or to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution which is available as an exhibit to this Registration Statement.

The Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to stockholders, and requires stockholders’ approval of any provision of related party benefits.

Directors’ Compensation

Our directors are paid remuneration for their services as directors. The aggregate amount of remuneration payable to the directors is approved in a general meeting of stockholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The fixed sum remuneration for directors shall not be by way of a commission on or percentage of the turnover of our Company or (except in the case of a director who is the managing director or other executive director) its profits.

In the event of a proposal to increase the remuneration of the directors for their ordinary services the notice calling the meeting at which such increase is to be proposed shall state the amount of the proposed increase and the maximum sum that may be paid.

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration above provided.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending Company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors.

The board has the powers to raise or borrow any sums of money and to secure the payment or repayment of such monies and any other obligation or liability in the manner and on the terms it thinks fit, whether upon the security of any mortgage or by issue of debentures or debenture stock charged upon all or any of our property including its goodwill undertaking and uncalled capital for the time being or upon bills of exchange promissory notes or other obligations or otherwise.

Retirement of directors

Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares shall be Ordinary Shares and may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine, and either at a premium or at par (subject to the provisions of the Corporations Act 2001) at a discount (subject to certain conditions set forth in our constitution). Subject to the prior approval at a general meeting and notwithstanding anything contained in our constitution, the board may allot, grant options over any shares to any person or company if such allotment would have the effect of transferring a controlling interest provided that this prohibition shall not apply in any case either where such allotment is pursuant to an offer of shares to the holders of Ordinary Shares as nearly as practicable in proportion to their respective shareholding or where such person or company is already registered as the holder of a majority of the issued shares prior to such allotments. Currently our outstanding share capital consists of only one class of Ordinary Shares.

Dividend Rights

The board may from time to time determine to pay dividends to stockholders as appear to the board to be justified by our profits. All dividends must be paid in accordance with the timetable set out in the Listing Rules. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each stockholder has one vote determined by a show of hands at a meeting of the stockholders. On a poll vote each stockholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, stockholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our stockholders are entitled to participate in our profits only by payment of dividends.

The board may from time to time determine to pay dividends to the stockholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides, subject to the sanction of a special resolution, that the liquidator may divide amongst the members in-kind the whole or any part of the assets, and he may determine how the division shall be carried out as between the members or different classes of members.

Redemption Provisions

There are no redemption provisions in our constitution in relation to Ordinary Shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to Ordinary Shares.

Liability for Further Capital Calls

According to our constitution, and subject to compliance with the requirements of the Corporations Act 2001, the board may make any calls from time to time upon stockholders in respect to all monies unpaid on shares, whether on account of the nominal value of the shares or by way of premium, and not by the terms of issue of those shares made payable at fixed times. Each stockholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be members present holding or representing three quarters of the nominal amount of the issued shares of the class and that any member present holding shares of the class may demand a poll.

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors whenever it deems fit, provided that a general meeting to be called the annual general meeting must be held at least once every calendar year and held in accordance with the Corporations Act 2001. Except as permitted under the Corporations Act, stockholders may not convene a meeting. Under the Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

•
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

•
by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest, or if it resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our constitution, which require a stockholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act.

Stock Issues and Takeover Attempts

We are governed by the Corporations Act which provides stockholders with broad protection in relation to takeovers, including:

•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	that stockholders have enough information to assess the merits of a proposal; and

•
that stockholders all have a reasonable and equal opportunity to participate in any benefits accruing to the stockholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our Ordinary Shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person has the right to inspect our Company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders, However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

CHESS

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House Business Rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete Company register. We do not issue share certificates to stockholders. Instead, we provide stockholders with a holding statement (similar to a bank account statement) that sets out the number of Ordinary Shares registered in each stockholder’s name. This statement also advises stockholders of their holder identification number or stockholder reference number and relevant particulars. If a shareholding changes during any month, stockholders will receive a statement after the end of that month. Stockholders may also request statements at any other time (subject to payment of a small administration fee).

C. Material contracts.

Syndicated Convertible Loan Facility Agreement. On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of $21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Lookout Wash Fields. The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company. This loan consists of two tranches:

Tranche A
Interest rate: 9.25%
Maturity date: May 31, 2011

This loan has a face value of US$11,000,000. In addition, 11,000,000 options were granted to Macquarie Bank Limited as part of the loan agreement. These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan. This portion of the debt would not be required to be repaid in the event that Macquarie Bank Limited chose to convert the debt to equity. The exercise price of the options is 53.8 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006.

Tranche B
Interest rate: 9.7%
Maturity date: May 31, 2008

This tranche may be repaid at any time at the Company’s option before May 31, 2009, however there is no requirement for the Company to repay the loan prior to May 31, 2009. This tranche of the loan was originally drawn down for US$10,000,000. On June 30, 2006, the Company repaid US$1,000,000.

This loan is recorded at the spot rate applicable at balance date, being AUD/USD 0.7301.

10,000,000 options were also granted to Macquarie Bank Limited as part of the loan agreement. These options can be exercised at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31 2011. This portion of the debt would not be required to be repaid in the event that Macquarie Bank Limited chose to convert the debt to equity. The exercise price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009, and is subject to adjustment in accordance with customary market practice.

Purchase and Sale Agreement (Stanley Energy, Inc.). On March 14, 2006, Samson USA entered into a Purchase and Sale Agreement with Stanley Energy, Inc. and Stanley Energy W., Inc. (together the “Seller”), pursuant to which Samson USA agreed to purchase and the Seller agreed to sell certain interests and assets and property related to the Jonah and Lookout Wash Fields for an aggregate purchase price of US$36,300,000. The transaction closed on May 29, 2006.

Hedging Arrangements. On September 19, 2006, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

D. Exchange controls.

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to Samson for the movement of funds in and out of Australia. However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

At the present time, remittances of any dividends, interest or other payment by Samson to non-resident holders of Samson’s securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under our Constitution, to the right of non-residents to hold or vote our Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”). The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.

Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. As of the date of this Registration Statement, approximately 20% of the fully paid outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Samson. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of Samson.

Corporations Act 2001

As applied to Samson, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in Samson if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Samson is deemed to have a relevant interest in those shares. Certain situations (set out in section 609 of the Corporations Act 2001), which would otherwise constitute the holding of a relevant interest, are excluded from the definition.

A person’s voting power in Samson is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

E. Taxation.

The taxation discussion set forth below describes the material Australian income tax and US federal income tax consequences of ownership of our Ordinary Shares or ADSs by a US Holder (as defined below). This discussion is based on the Australian and US tax laws currently in force at the date of this Registration Statement. The comments do not take into account or anticipate any changes in law (by legislation or judicial decision) or any changes in administrative practice or interpretation by the relevant authorities. If there is a change, including a change having a retrospective effect, the comments would have to be considered in light of the changes. This discussion does not address any tax consequences arising under the laws of any state or local jurisdiction, nor of any foreign jurisdictions other than Australia and the United States.

These comments are not exhaustive of all income tax consequences that could apply in all circumstances of any given Shareholder or ADS holder. We recommend that prospective purchasers or holders of our Ordinary Shares or ADSs consult their own tax advisors regarding the Australian and US federal, state and local tax, and other tax consequences of, purchasing, holding, owning, disposing of or otherwise transferring our Ordinary Shares and ADSs in their particular circumstances. Neither the Company nor any officers accept liability or responsibility with respect of such consequences. Further, special additional rules may apply to particular Shareholders, such as insurance companies, superannuation funds and financial institutions.

Australian Taxation

The following discussion of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, International Tax Agreements Act 1953 (IntTAA) which includes the United States Convention as amended by the United States Protocol (USDTA), public taxation rulings and available case law current as at the date of this Registration Statement on Form 20−F (all of which are collectively referred to in this section as “Australian Taxation Laws”). The Australian Taxation Laws and their interpretation are subject to change at any time.

General Principle of Taxation in Australia

This discussion only deals with two items of income that may arise from an investment in the shares or ADSs in us, namely:

•	any capital gain made on a sale of the shares or ADSs; and

•	any dividends which may be paid by the Company with respect to those shares (or ADSs). Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

The discussion is relevant only to shareholders or ADS holders that are not residents of Australia for tax purposes, and are residents of the US for the purposes of the USDTA (“US Equity Holders”).

Capital Gains on Sale of Shares or ADSs

Under Australian law, income tax is typically not payable on the gain made on the disposal of Ordinary Shares or ADSs by US Equity Holders unless the profit is of income in nature and sourced in Australia or the sale is subject to tax on any net capital gains, in each case as broadly summarized below.

When the Profit on Sale is Income in Nature

Where a US Equity Holder:

•	holds its Ordinary Shares or ADSs as trading stock or otherwise on revenue account;

•	carries on a business in Australia through a permanent establishment or fixed base; and

•	holds the Ordinary Shares or ADSs as part of that business,

any profit on the sale of the Ordinary Shares or ADS’s (as the case may be) would be required to be included in the assessable income of the relevant US Equity Holders and taxed accordingly.

When the Sale is Subject to Capital Gains Tax

A US Equity Holder will be required to include in its assessable income in Australia any “net capital gains” that it makes on “indirect Australian real property interests” (“IARPI”). Broadly, IARPI will exist where:

•
the U.S Equity Holder and its associates have a 10% or more direct participation interest in us and owned the shareholding at the time of disposal or throughout a 12 month period beginning no earlier than 24 months before the sale of the shareholding, and ending no later than the date of sale of the shareholding; and

•	at the time of the sale of the shareholding more than 50% of the market value of our assets are attributable to Australian real property (broadly Australian land and interest in Australian land).

Therefore, unless a US Equity Holder and its associates holds a direct participation interest of at least 10% it will not make a taxable capital gain or capital loss for Australian tax purposes with respect to the sale of shares or ADSs, irrespective of the percentage of our assets that constitute Australian real property. Therefore there will be no tax payable on any gain on the sale of the shares or ADSs.

Where a US Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•	at the time of sale less than 50% of the market value of our assets are attributable to Australian real property,

that US Equity Holder will not be subject to Australian tax on any gain or loss with respect to the sale of shares or ADSs.

Where a US Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•	at the time of sale more than 50% of the market value of our assets are attributable to Australian real property,

that US Equity Holder will be required to calculate its net capital gains for the relevant income year taking into account the capital gain or capital loss made on the sale of the shares or ADSs. The net capital gain is then included in the US Holder’s assessable income in Australia and will be taxed accordingly.

A summary of a method for calculating net capital gains is to:

•	deduct from the capital gains all capital losses;

•	deduct from the capital gain all past unapplied net capital losses; and

•
reduce the remaining capital gain by any applicable capital gains discount. Natural persons and some trusts are entitled to a 50% capital gains discount in circumstances where the shares or ADSs have been sold after being held for in excess of a 12 month period. The 50% capital gains discount is not available to companies.

Dividends

Dividends paid by Samson to US Equity Holders are only subject to the withholding tax provisions of the Australian Taxation Laws.

Australia has an imputation system which allows a company which distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members. This is known as a franking credit. The amount of the franking credit attached to the dividend is at the discretion of the paying company, but cannot exceed the balance of the company’s franking account (broadly the net of any income tax paid less franking credits attached to previous dividends). To the extent that the dividend is franked, the dividend is not subject to withholding tax when paid to US Equity Holders. This means that a fully franked dividend is not subject to any withholding tax.

Any part of a dividend paid to you which is not franked is subject to dividend withholding tax in Australia. The withholding tax rates under the USDTA are as follows:

•	generally 15% of the gross amount of the dividend, however;

•
this is reduced to 5% of the gross amount of the dividend if the US Equity Holder who is beneficially entitled to the dividend is a company which holds at least 10% of the voting power in the company, and

•
this is reduced to nil if the US Equity Holder who is beneficially entitled to the dividends is a company who has held shares (or ADSs) which hold a voting power of at least 80% for at least a 12 month period (subject to certain other conditions).

In the case of a US Equity Holder carrying on business in Australia through a permanent establishment or performing independent personal services through a fixed base in Australia with which the holding of shares (or ADSs) is effectively connected, no withholding tax will apply, instead the dividends form part of the normal assessable income subject to tax in Australia under the USDTA.

A dividend which is unfranked is also exempt from withholding tax to the extent that it consists of certain income from foreign sources (for example dividends from foreign companies in which the shareholder owns at least a 10% interest). It may be possible to pay such dividends to US Equity Holders without the imposition of withholding tax under the Australian “Conduit Foreign Income” rules. Essentially conduit foreign income is foreign income received by a non-Australian resident (you) via an Australian corporate tax entity (us).

In the event we paid a dividend we would provide Equity Holders with notices detailing the extent to which a dividend is franked or unfranked, or represents conduit foreign income, and the deduction, if any, of withholding tax. If a dividend paid is subject to withholding tax, or would be so but for being franked, no further Australian tax is payable on the dividend.

There are also additional exemptions depending on the nature of the shareholder which are designed to ensure that an entity that is otherwise exempt from tax is not subject to withholding tax, e.g., charitable institutions.

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. Holder of owning our Ordinary Shares or ADSs. This discussion is based upon the Internal Revenue Code of 1986 as amended (the “Code”), regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect and available on the date of this Registration Statement, any of which may change, possibly retroactively. Such a change could affect the continuing validity of this discussion.

For purposes of this section headed “U.S. Taxation,” the term “U.S. Holder” means a beneficial owner of Ordinary Shares or ADSs who for U.S. federal income tax purposes is:

•	a citizen or individual who is a resident of the United States for U.S. federal income tax purposes;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or,

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of such partner and the activities of the partnership. If you are a partner in a partnership holding our Ordinary Shares or ADSs, you should consult your tax advisor(s).

This discussion assumes that you are a U.S. Holder and hold your Ordinary Shares or ADSs as capital assets within the meaning of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S-corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a holder of our Ordinary Shares or ADSs subject to the alternative minimum tax provisions of the Code;

•	a holder of our Ordinary Shares or ADSs who received our Ordinary Shares or ADSs through the exercise of employee stock options, otherwise as compensation, or through a tax-qualified retirement plan;

•	a holder who is a person that has a functional currency other than the U.S. dollar, certain expatriates, or not a U.S. Holder;

•	a holder of options granted under any benefit plan;

•	a holder of our Ordinary Shares or ADSs who holds our Ordinary Shares or ADSs as part of a hedge, straddle or constructive sale or conversion transaction; or,

•	a holder of our Ordinary Shares or ADSs who owns, or is treated as owning under certain attribution rules, 5% or more of the aggregate amount of our Ordinary Shares or ADSs.

This section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes a holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs. Exchanges of Ordinary Shares for ADSs, and of ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of those Ordinary Shares or ADSs. Capital gain of a non-corporate U.S. Holder that is recognized in a tax year beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% if the holder has a holding period greater than 12 months. The gain or loss on the sale or other disposition of our Ordinary Shares or ADSs by a U.S. Holder will generally be income or loss from sources within the United States for purposes of computing the foreign tax credit limitation.

Dividends

We do not expect to pay dividends in the foreseeable future. However, subject to the passive foreign investment company rules discussed below, a U.S. Holder must include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder (in the case of Ordinary Shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively.

Except as described below, dividends paid to a non-corporate U.S. Holder of our Ordinary Shares or ADSs before January 1, 2011 would be “qualifying dividends” to such holder. Qualifying dividends are taxed at the rates applicable to long-term capital gains (generally at a maximum rate of 15%). However, dividends will not be qualifying dividends (and will be taxed at ordinary income rates) if (i) the holder fails to hold the Ordinary Shares or ADSs for at least 61 days during the 120 day period beginning 60 days before the ex-dividend date; or (ii) the IRS determines that the USDTA is not a comprehensive income tax treaty that entitles our dividends to qualifying dividend treatment and our Ordinary Shares or ADSs are no longer readily tradeable on an established securities market in the United States.

In the case of a corporate U.S. Holder, dividends on Ordinary Shares and ADSs are taxed as ordinary income and will not generally be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the USDTA and paid over to Australia will be creditable against the taxpayer’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the Australian treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the U.S. and will generally will be “passive income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Passive Foreign Investment Company Status

Although we believe that we will not be a PFIC for 2007 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control, and we cannot assure you that we will not be or have not been a PFIC.

A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. Whether or not we will be classified as a PFIC in any taxable year is a factual determination and will depend upon our assets, the market value of our Ordinary Shares, and our activities in each year and is therefore subject to change.

If we are a classified as a PFIC for any taxable year, the so-called “interest charge regime” of Code Section 1291 will apply to any U.S. Holder of Ordinary Shares or ADSs that does not make a mark-to-market or qualifying electing fund election, as described below. Under the interest charge regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the Ordinary Shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for the Ordinary Shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the Ordinary Shares or ADSs; (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder; and (iii) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

If we are classified as a PFIC for any taxable year and our Ordinary Shares or ADSs are treated as “marketable securities” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the interest charge regime by making a valid “mark-to-market” election with respect to the Ordinary Shares or ADSs. If a valid mark-to-market election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the Ordinary Shares or ADSs and the holder’s adjusted tax basis in such Ordinary Shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election. A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of Ordinary Shares or ADSs will generally be ordinary income, or, to the extent of previously included mark-to-market inclusions, ordinary loss. Each U.S. Holder must make their own mark-to-market election. Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the Ordinary Shares or ADSs cease to be marketable securities. Under applicable U.S. Treasury Regulations, marketable securities includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market. Because our Ordinary Shares are traded on the Australian Stock Exchange and our ADSs will be traded on the Nasdaq National Market if and when listed thereon, we expect the Ordinary Shares and ADSs to be treated as “regularly traded,” and a U.S. Holder should be able to make a mark-to-market election. However, no assurance that our Ordinary Shares or ADSs will be marketable securities can be given.

The interest charge regime would not apply to any U.S. Holder who is eligible for and timely makes a valid “qualifying electing fund” (“QEF”) election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains. However, a QEF election is valid only if we provide certain annual information to our shareholders. We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to our Ordinary Shares and ADSs.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. In general, these rules allocate creditable foreign taxes over the U.S. Holder’s holding period for Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the reduced rate of taxation of dividends received by non-corporate U.S. Holders on shares of qualifying corporations for purposes of the Jobs and Growth Tax Relief Reconciliation Act of 2003. Instead, dividends paid on shares of a PFIC are taxed at the higher rates applicable to items of ordinary income. If we are a PFIC for any taxable year, U.S. Holders who acquire Ordinary Shares or ADSs from decedents could be denied the step-up in the tax basis for such Ordinary Shares or ADSs that would have been available if were not a PFIC.

If we are a PFIC in a taxable year and own shares in another PFIC (a “lower-tier PFIC”), a U.S. Holder also will be subject to the interest charge regime with respect to its indirect ownership of the lower-tier PFIC. The mark-to-market election would not be available for any indirect ownership of a lower-tier PFIC. A QEF election can be made for a lower-tier PFIC, but only if we provide the U.S. Holder with the financial information necessary to make such an election.

U.S. Holders who own Ordinary Shares or ADSs during any year in which we are a PFIC must file IRS Form 8621 with their U.S. federal income tax return for each year in which such holder owns Ordinary Shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of Ordinary Shares or ADSs may be subject to information reporting to the IRS and U.S. backup withholding. Certain exempt recipients, including corporations, are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and who makes any other required certification. U.S. persons who are required to establish their exempt status generally must provide to us or our depositary an IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

F. Dividends and Paying Agents

The Bank of New York, as depositary, executes and delivers American Depositary Receipts, or ADRs, on behalf of Samson. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents 20 Ordinary Shares (or a right to receive 20 Ordinary Shares). The depositary has agreed to pay to the holders of our ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Each holder of our ADSs will receive these distributions in proportion to the number of Ordinary Shares represented by such holder’s ADSs.

G. Statement by experts.

The consolidated financial statements of Samson Oil & Gas Limited as of June 30, 2006 and 2005 and for each of the two years then ended, appearing in this Registration Statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm experts in accounting and auditing.

The statement of combined revenues and direct operating expenses of certain oil and gas properties of Stanley Energy Inc. for the period from July 1, 2005 through May 29, 2006 and for the year ended June 30, 2005 appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Jeffrey Rhodes, our Vice President—Engineering, has consented to the inclusion in this Registration Statement of his engineering report of our oil and gas reserves as at the years ended June 30, 2005 and June 30, 2006.

MHA Petroleum Consultants, Inc. has consented to the inclusion in this Registration Statement of its independent engineering report of our proved and probable reserves as at September 1, 2006.

H. Documents on display.

We have filed this Registration Statement on Form 20−F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our Ordinary Shares. You may read and copy all or any portion of this Registration Statement or other information in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1−800−SEC−0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Lakewood, Colorado during normal business hours.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

Commodities Price Risk. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities.

In order to protect the Company from the uncertainty associated with gas prices, we have entered into a fixed forward swap with contract with Macquarie Bank Limited on September 19, 2006 with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with response to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

Interest Rate Risk. We have minimal interest rate risk as our long-term indebtedness have a fixed rate interest rate.

Foreign Currency Risk. We have one controlled subsidiary based in the United States. The functional currency of this subsidiary is US$. As a result of this significant investment in operations in the United States, our financial condition can be affected significantly by movements in the US$/A$ exchange rates. We have managed some of this risk by borrowing funds to finance a portion of this investment in US$. The majority of our material revenue and expenses are also incurred in US$, thereby creating a natural hedge for the Company and minimizing our foreign current risk

Item 12. Description of Securities Other than Equity Securities.

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 Ordinary Shares (or a right to receive 20 Ordinary Shares) deposited with Bank of New York, each as the custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution. If our ADSs are held directly, the holder of the ADS is an ADR holder. This description assumes our ADSs are held directly. If our ADSs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. We will not treat our ADR holders as one of our shareholders and our ADR holders will not have shareholder rights. Australian law governs shareholder rights. (For a description of our shareholders’ rights. See “Item 10. Additional Information - A. Description of Share Capital” and “Item 10. Additional Information - B. Constitution.” The depositary will be the holder of the shares underlying our ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, our ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will our ADR holders receive dividends and other distributions on the Ordinary Shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Item 10. Additional Information - E. Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act. If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay. The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, our ADR holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if our ADR holders or their brokers deposit Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names our ADR holders request and will deliver the ADRs at its office to the persons our ADR holders request.

How do ADR holders cancel an ADR and obtain shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian. Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADSs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct. The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars
• Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Persons depositing shares or ADR holders must pay:	For:

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

If we:	Then:

• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to our ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination. The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;

•
are not liable for any action or non action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information;

•	are not liable for any acts or omissions made by a successor depositary; and

•	are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Ordinary Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and

•	compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When ADR holders seeking to withdraw Ordinary Shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre−release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying Ordinary Shares. This is called a pre−release of the ADR. The depositary may also deliver shares upon cancellation of pre−released ADRs (even if the ADRs are cancelled before the pre−release transaction has been closed out). A pre−release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre−release. The depositary may pre−release ADRs only under the following conditions: (1) before or at the time of the pre−release, the person to whom the pre−release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre−release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre−release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre−release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

PART II

Item 12. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 13. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 14. Controls and Procedures.

Not applicable.

Item 15. [Reserved]

Item 16A. Audit committee financial expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The Financial Statements of the Company and the relevant Report of Independent Registered Public Accounting Firm and Report of Independent Auditors are included on pages F-1 through F-93 of this Form 20−F.

The following Financial Statements have been included:

Page	Samson Oil & Gas Limited

F-1	Report of Independent Registered Public Accounting Firm- Ernst & Young
F-2	Consolidated Income Statement for the years ended June 30, 2006 and 2005
F-3	Consolidated Balance Sheet at June 30, 2006 and 2005
F-4	Consolidated Cash Flow Statement for years ended June 30, 2006 and 2005
F-5	Consolidated Statement of Changes in Equity for the years ended June 30, 2006 and 2005
F-6	Notes to the Consolidated Financial Statements

F-70	Condensed Income Statement for the half years ended December 31, 2006 and 2005
F-71	Condensed Balance Sheet for the half years ended December 31, 2006 and 2005
F-72	Condensed Cash Flow Statement for the half years ended December 31, 2006 and 2005
F-73	Condensed Statement of Changes in Equity for the half years ended December 31, 2006 and 2005
F-74	Notes to the Interim Consolidated Financial Statements

F-88	Report of Independent Auditors - Ernts & Young LLP
F-89	Statements of Revenues and Direct Operating Expenses for the period from July 1, 2005 to May 29, 2006 and for the twelve months ended June 30, 2005.
F-89	Notes to the Financial Statements

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1	Constitution of Samson Oil & Gas Limited.

4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006 between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited.

4.2	Security Trust Deed dated May 2006 between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited

4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc.

4.4	Settlement Agreement dated October 17, 2006 between Kestrel Energy, Inc. and Dissenting Shareholders

8	List of Subsidiaries

Exhibit No.	Description of Exhibit

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Ernst & Young.

15.3	Consent of Jeffrey Rhodes.

15.4	Consent of MHA Petroleum Consultants, Inc.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

SAMSON OIL & GAS LIMITED
/s/ Terence M. Barr
Name: Terence M. Barr Title: Managing Director, Chief Executive Officer and President

Date: July 4, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Constitution of Samson Oil & Gas Limited.

4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006 between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited.

4.2	Security Trust Deed dated May 2006 between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited

4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc.

4.4	Settlement Agreement dated October 17, 2006 between Kestrel Energy, Inc. and Dissenting Shareholders

8	List of Subsidiaries

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Ernst & Young.

15.3	Consent of Jeffrey Rhodes.

15.4	Consent of MHA Petroleum Consultants, Inc.

INDEPENDENT AUDIT REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheets of Samson Oil & Gas Limited and its controlled entities (the Company) as of June 30, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited and its controlled entities as of June 30, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years then ended in conformity with Australian Accounting Standards.

Australian Accounting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Ernst & Young
Perth, Australia

June 29, 2007

CONSOLIDATED INCOME STATEMENT

			Consolidated Entity Year ended:
Continuing Operations	Note		June 2006	June 2005
			$	$
Revenue
Sale of oil and gas	3 (a	)	5,484,575	1,128,898
Finance income	3 (a	)	300,635	138,077
Total Revenue			5,785,210	1,266,975

Cost of Sales			(5,193,645)	(732,313)

Gross Profit			591,565	534,662

Other Income	3 (a	)	2,832,170	790,532

Exploration and evaluation expense			(5,244,288)	(360,544)
General and administrative expenses	3 (b	)	(5,448,884)	(1,679,516)
Impairment expense	3 (e	)	(17,816,540)	-
Finance costs	3 (c	)	(599,613)	(75,339)

(Loss)/Profit before income tax			(25,685,590)	(790,205)

Income tax expense	4		-	-

(Loss)/Profit after tax from continuing operations			(25,685,590)	(790,205)

Loss/(Profit) attributable to minority interest	18		253,417	(1,028)

(Loss)/Profit attributable to members of the parent			(25,432,173)	(791,233)

Basic (loss)/ earnings per share - cents	25		(24.43)	(1.82)
Diluted (loss)/earnings per share - cents	25		(24.43)	(1.82)

The consolidated income statement should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET

		Consolidated Entity
	Note	June 2006	June 2005
		$	$
Current assets
Cash and cash equivalents	6	15,628,126	6,708,181
Trade and other receivables	7	1,799,639	628,326
Assets held for trading	8	353,000	2,712,431
Prepayments		413,592	356,523
Total current assets		18,194,357	10,405,461

Non-current assets
Restricted funds	11	89,449	116,634
Property, plant and equipment	9	2,260,368	155,423
Deferred exploration expenditure	10	3,704,065	317,531
Oil and gas properties	12	53,613,313	18,909,565
Total non-current assets		59,667,195	19,499,153
Total assets		77,861,552	29,904,614

Current liabilities
Trade and other payables	13	3,885,813	797,055
Provisions	14	73,619	21,215
Total current liabilities		3,959,432	818,270

Non-current liabilities
Interest Bearing Liabilities	15	24,509,728	521,866
Provisions	14	1,407,086	250,333
Total non-current liabilities		25,916,814	772,199
Total Liabilities		29,876,246	1,590,469

Net assets		47,985,306	28,314,145

Equity
Parent entity interest
Contributed equity	16	69,366,304	25,223,584
Accumulated losses	17	(26,356,374)	(1,146,201)
Reserves	16	4,975,376	165,620
Parent interests		47,985,306	24,243,003
Minority interests	18	-	4,071,142
Total equity		47,985,306	28,314,145

The consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

			Consolidated Entity
	Note		June 2006	June 2005
			$	$
Cash flows from operating activities
Receipts from customers			4,609,517	1,114,805
Payments to suppliers & employees			(4,823,955)	(1,971,766)
Interest received			273,661	138,077
Interest paid			(263,690)	(75,339)
Proceeds from sale of listed shares			2,546,078	2,093,044
Net cash flows from operating activities	22 (b	)	2,341,611	1,298,821

Cash flows from investing activities
Dividends received			-	25,000
Purchase of listed shares			-	(554,000)
Net cash effect of acquisition of controlled entity			-	362,684
Payments for plant & equipment			(3,166,620)	(53,257)
Payments for oil and gas properties			(46,603,929)	(903,895)
Payments for exploration, evaluation and development			(11,203,208)	(254,133)
Monies advanced for drilling bonds held			-	(201,142)
Net cash flows (used in)/ from investing activities			(60,973,757)	(1,578,743)

Cash flows from financing activities
Proceeds from issue of share capital			42,637,182	5,600,000
Payments for acquisition of minority interest			-	-
Repayment of loan advanced			(1,908,431)	(70,912)
Proceeds from payment of loan advanced			-	65,000
Proceeds from borrowings			27,754,900	-
Payments for borrowing costs			(465,106)	-
Payments for costs associated with capital raising			(875,950)	(289,741)
Net cash flows from financing activities			67,142,595	5,304,347

Net increase/(decrease) in cash held			8,510,449	5,024,425
Net foreign exchange differences			409,496	20,031
Cash and cash equivalents at the beginning of the period			6,708,181	1,663,725
Cash and cash equivalents at the end of the period	22 (a	)	15,628,126	6,708,181

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED ENTITY	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Discount on Minority Interest	Share Based Payments	Total	Minority Interests	Total Equity
	$	$	$			$	$	$
At July 1, 2004	10,694,331	(3,189,541)	-	-	-	7,504,790	-	7,504,790
Adoption of AASB 3	-	2,834,573	-	-	-	2,834,573	-	2,834,573
Currency translation differences	-	-	188,079	(22,459)	-	165,620	-	165,620
Loss for the period	-	(791,233)	-	-	-	(791,233)	1,028	(790,205)
Total income/(expense) for the period	-	2,043,340	188,079	(22,459)	-	2,208,960	1,028	2,209,988

Recognition of minority interests							4,070,114	4,070,114
Conversion of options	350,000	-	-	-	-	350,000	-	350,000
Issue of share capital	14,179,253	-	-	-	-	14,179,253	-	14,179,253

At June 30, 2005	25,223,584	(1,146,201)	188,079	(22,459)	-	24,243,003	4,071,142	28,314,145
As at July 1, 2005	25,223,584	(1,146,201)	188,079	(22,459)		24,243,003	4,071,142	28,314,145
Adoption of AASB 132 and AASB 139	-	222,000	-	-	-	222,000	-	222,000
Currency translation differences	-	-	2,172,205	-	-	2,172,205	29,504	2,201,709
Loss for the period	-	(25,432,173)	-	-	-	(25,432,173)	(253,417)	(25,685,590)
Total income/(expense) for the period	-	(25,210,173)	2,172,205	-	-	(23,037,968)	(223,913)	(23,261,881)
Acquisition of minority interest	3,624,373	-	-	222,856	-	3,847,229	(3,847,229)	-
Share Based Payments	-	-	-	-	2,414,695	2,414,695	-	2,414,695
Issue of share capital	43,276,587	-	-	-		43,276,587	-	43,276,587
Share issue costs	(2,758,240)	-	-	-		(2,758,240)	-	(2,758,240)
At June 30 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	-	47,985,306

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1. CORPORATE INFORMATION

Samson Oil and Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange.

The nature of the operations and principal activities of the Consolidated Entity are described in Note 21 Segment Reporting.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and applicable Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for assets held for trading, which have been measured at fair value.

The financial report is presented in Australian Dollars.

(b)	Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”).

Application of AASB 6 Exploration for and Evaluation of Mineral Resources

The Consolidated Entity is adopting the Australian equivalent to IFRS 6.

Application of AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS and comparatives for the year ended June 30, 2005 have been restated accordingly except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. The Company has adopted the exemption under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards from having to apply to AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for June 30, 2005 to the balances reported in the June 30, 2005 financial report and at transition to AIFRS are detailed in Note 32.

The following Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended June 30, 2006:

AASB Amendment	Affected Standard (s)	Application date of standard for the Consolidated Entity
2005-1	AASB 139 Financial instruments: Recognition and Measurement	July 1, 2006

2005-4	AASB 139 Financial Instruments: Recognition and Measurement AASB 132 Financial Instruments: Disclosure and Presentation AASB 1 First-time adoption of AIFRS	July 1, 2006

2005-6	AASB 3 Business Combinations	July 1, 2006

2005-9	AASB 4 Insurance Contracts AASB 1023 General Insurance Contracts AASB 139 Financial Instruments - Recognition and Measurement AASB 132 Financial Instruments - Presentation	July 1, 2006

2005-10
AASB 132 Financial Instruments: Disclosure and Presentation AASB 101 Presentation of Financial Statements
AASB 117 Leases
AASB 133 Earnings per Share
AASB 139 Financial Instruments: Recognition and Measurement
AASB 1 First Time Adoption of AIFRS
July 1, 2007

2006-1	AASB 121 The Effects of Change in Foreign Currency Rates	July 1, 2006

New Standard	AASB 7 Financial Instruments: Disclosures	July 1, 2007

The following Urgent Issues Consolidated Entity Interpretations have recently been issued or amended but are not yet effective and have not been adopted for the annual reporting period ended June 30, 2006.

New or revised Standard/UIG Affected Standard (s)	Application date of interpretation for the Consolidated Entity
UIG 4 Determining Whether an Arrangement Contains a Lease	July 1, 2006
UIG 5 Rights to Interests in Decommissioning, Restoration and Environmental Rehabilitation Funds	July 1, 2006
UIG 6 Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	July 1, 2005
UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies	July 1, 2006
UIG 8 Scope of AASB 2	July 1, 2006
UIG 9 Reassessment of Embedded Derivatives	July 1, 2006

All of the above accounting standards are applicable for annual reporting periods commencing on or after January 1, 2006. For the Consolidated Entity the above accounting standards will be applied from their application date. It is anticipated that there will be no change to accounting policy and hence no impact from the application of the above standards.

The following amendments, new standards and UIG’s have been issued but are not applicable to the Consolidated Entity and therefore have no impact.

AASB Amendment	Affected Standards	Application date of standard for the Consolidated Entity
2004-3	AASB 1 First-time adoption of AIFRS AASB 101 Presentation of Financial Statements AASB 124 Related Party Disclosures	July 1, 2006

2005-5	AASB 1 First time Adoption of AIFRS AASB 139 Financial Instruments: Recognition and Measurement	July 1, 2006

2005-3	AASB 119 Employee Benefits	July 1, 2006

AASB 119	December 2004 version of AASB 119 Employment Benefits	July 1, 2006

UIG 6	Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	July 1, 2006

UIG 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies	July 1, 2006

(c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Samson Oil and Gas Limited (the “Company”) and its subsidiaries (together, the “Consolidated Entity”).

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full. Unrealized losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Consolidated Entity and cease to be consolidated from the date on which control is transferred out of the Consolidated Entity.

The continued acquisition of Kestrel Energy Inc throughout the year has been accounted for as a series of equity transactions, whereby any difference between the fair value of the consideration paid and the book value of the minority interests acquired is accounted for as an adjustment to equity transaction at the time of the transaction. Accordingly, the consolidated financial statements include the results of Kestrel Energy Inc for the twelve months ending June 30, 2006 have been included at 100%, with the loss attributed to minority interests calculated at various equity levels.

Minority interests represent the portion of profit or loss and net assets in Kestrel Energy Inc not held by the Consolidated Entity and are presented separately in the income statement and within equity in the consolidated balance sheet.

(d)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments

In the process of applying the Consolidated Entity’s accounting policies, management has not made any judgments, apart from those involving estimations, which are likely to have a significant effect on the amounts recognized in the financial statements.

Exploration and evaluation

The Consolidated Entity’s accounting policy for exploration and evaluation is set out in Note 1 (s). The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the Income Statement.

All exploration expenditure incurred in the current year was expensed to the Income Statement.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Consolidated Entity measures the cost of equity-settled transactions with employees and other services providers by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial option pricing model, using the assumptions detailed in Note 31.

Impairment of Assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

The carrying value of oil and gas properties and plant and equipment as at June 30, 2006 is $55,873,681 (2005: $19,064,988).

Restoration obligations

The Consolidated Entity estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets. In most instances, the removal of assets will occur many years into the future. This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation articles required the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows. For more detail regarding the policy in respect of the provision for restoration refer to Note 1 (y).

Restoration obligations provided for as at June 30, 2006 are $1,388,967 (2005: $238,975).

Reserves estimates

Estimates of recoverable quantities of proven reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, discount rates, production and transportation costs for future cash flows. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries. The economic, geological and technical factors we use to estimate reserves may change from period to period. Changes in reserves can impact asset carrying values, and the recognition of deferred tax assets, due to changes in estimated future cash flows. Reserves are integral to the amount of depreciation, depletion and amortization charged to the income statement.

Reserves estimates are prepared by independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.

Units of production method of depreciation and amortization

The Company applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method. Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets. It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

(e)	Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of oil and gas

Revenue is recognized when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably. Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Interest income

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

Revenue is recognized as the interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the year ending June 30, 2005

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Control of the right to receive the interest payment is attained.

Dividend income

Control of a right to receive consideration for the dividend is attained, usually evidenced by approval of the dividend at a meeting of shareholders.

(f)	Borrowing Costs

Borrowing costs are recognized as an expense when incurred.

(g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Consolidated Entity as lessee

Finance leases, which transfer to the Consolidated Entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized as an expense in profit or loss.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognized in the income statement as an integral part of the total lease expense.

(h)	Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand, and short -term deposits with an original maturity of three months or less.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(i)	Restricted funds

The Consolidated Entity may be required to place funds with third parties as bonds for environmental restoration. These bonds are carried as non-current receivables when the release of cash is not expected to occur within twelve months. If the release of funds was expected in less than twelve months from balance date, the value relating to those funds would be carried as a current asset.

The bonds are represented by cash and are valued as cash.

(j)	Trade and other receivables

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for trade and other receivables for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

Trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Consolidated Entity will not be able to collect the debts. Bad debts are written off when identified.

Accounting polices applicable for the year ending June 30, 2005

Trade receivables were recognized and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

Receivables from related parties were recognized at the original amount advanced less any provision for impairment recognized.

(k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods. Prepayments are recorded as a current asset on the balance sheet until such time as the funds are returned or expensed.

(l)	Derecognition of financial assets and financial liabilities

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

(i)	Financial Assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	the rights to receive cash flows from the asset have expired;

•
the Consolidated Entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party on a ‘pass-through’ arrangement; or

•
the Consolidated Entity has transferred the rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards, but has transferred control of the asset.

When the Consolidated Entity has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risk and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Consolidated Entity’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration received that the Consolidated Entity would have to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Consolidated Entity’s continuing involvement is the amount of the transferred asset that the Consolidated Entity may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Consolidated Entity’s continuing involvement is limited to the lower of the fair value of the transferred asset and the exercise price.

(ii)	Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit and loss.

Accounting policies applicable for the year ending June 30, 2005

(i)	Financial assets

A financial asset was derecognized when the contractual rights to receive or exchange cash no longer existed.

(ii)	Financial liabilities

A financial liability was derecognized when the contractual obligation to deliver or exchange cash no longer existed.

(m)	Impairment of financial assets

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies applicable for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

The Consolidated Entity assesses at each balance date whether or not a financial asset or group of financial assets is impaired.

(i)	Financial assets carried at amortized costs

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the loss is recognized in profit or loss.

The Consolidated Entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

Accounting policies applicable for the year ending June 30, 2005

For current financial assets, refer to Note 1 (j) and Note 1(u).

For non current financial assets, refer to Note 1 (u).

(n)	Foreign currency translation

Both the functional and presentation currency of Samson Oil and Gas Limited is Australian Dollars. The functional currency of Samson Oil and Gas USA, Inc and Kestrel Energy Inc is United States Dollars. Each entity in the Consolidated Entity determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to profit or loss with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in profit or loss.

Tax charges and credits attributable to exchange differences on those borrowings are also recognized in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of Samson Oil and Gas USA, Inc and Kestrel Energy Inc is United States Dollars.

As at the reporting date the assets and liabilities of these subsidiaries are translated into the presentation currency of Samson Oil and Gas Limited, at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year.

The exchange differences arising on the translation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in profit or loss.

(o)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except:

•
when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized except:

•
when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; or

•
when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognized to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not profit and or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(p)	Other taxes

Revenues, expense and assets are recognized net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q)	Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalization when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed its cost is recognized in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalization.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Furniture and fittings - over two to five years

Lease and well equipment - over the life of the reserve

The assets’ residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

(i)	Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with the recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash generating unit is then written down to its recoverable amount.

For plant and equipment, impairment losses are recognized in the income statement.

(ii)	Derecognition and disposal

An item of plant and equipment is derecognized upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognized.

(r)	Oil and gas properties

Oil and gas properties included capitalized project expenditure, intangible development expenditure and costs associated with lease and well equipment.

The Consolidated Entity uses the units of production methods to amortize costs carried forward in relation to its oil and gas properties. For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

(s)	Petroleum exploration costs

All exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•	the expenditure or asset acquired relates to an exploration discovery that, at balance date, the assessment of whether or not an economically recoverable reserve exists is not yet complete; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

(t)	Investments and other financial assets

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through the profit and loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through the profit and loss, including directly attributable transaction costs. The Consolidated Entity determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases of and sales of financial assets are recognized on the trade date (i.e. the date that the Consolidated Entity commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.

(i)	Financial assets at fair value through profit or loss

The Consolidated Entity has classified certain shares as financial assets at fair value through profit or loss. Financial assets held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognized in profit or loss. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

(ii)	Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the profit and loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Accounting policies applicable for the year ending June 30, 2005

Listed shares classified as current assets were carried at cost or net realizable value based on market value if less than cost. Changes in the carrying value of investments were recognized as part of the profit or loss for the period.

All other non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount

Non-current financial assets were not carried at an amount above their recoverable amount, and where a carrying value exceeded this recoverable amount, the financial asset was written down to its recoverable amount. In determining recoverable amount, the expected net cash flows were not discounted to their present value.

(u)	Impairment of assets

The Consolidated Entity assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Consolidated Entity makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognized in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)	Trade and other payables

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

Trade payables and other payables are carried at amortized costs and represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year that are unpaid and arise when the Consolidated Entity becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending June 30, 2005

Liabilities for trade payables and other amounts were carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.

Payables to related parties were carried at the fair value of consideration received less directly attributable transaction costs.

(w)	Interest-bearing loans and borrowings

The Consolidated Entity elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending June 30, 2006 and June 30, 2005.

Accounting policies applicable for the year ending June 30, 2006

All loans and borrowings, including convertible notes, are initially recognized at the fair value of the consideration received less directly attributable transaction costs.
After initial recognition, the fair value of the liability component of convertible notes are subsequently remeasured at amortized cost using the effective interest method, until extinguished on conversion or redemption. Interest on the liability component of the convertible notes is recognized as an expense in profit and loss. The related embedded derivative liability on the convertible note is remeasured to fair value at balance sheet date. The fair value is determined using a binomial option pricing model. The movement in fair value is recognised in profit and loss.

Gains and losses are recognized in profit or loss when the liabilities are derecognized.

Accounting policies applicable for the year ending June 30, 2005

All loans were measured at the principal amount. Interest was recognized as an expense as it accrued.

(x)	Provisions

Provisions are recognized when the Consolidated Entity has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Consolidated Entity expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

(y)	Rehabilitation costs

The Consolidated Entity records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and restoration of affected areas.

Typically, the obligation arises when the asset is installed at the production location. When the liability is initially recorded, the estimated cost is capitalized by increasing the carrying amount of the related oil and gas properties. Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalized in oil and gas properties is depreciated over the useful life of the related asset.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

(z)	Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognized in other payables in respect of employee’s services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rates paid or payable.

Long service leave

The liability for long service is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

(aa)	Share-based payment transactions

Equity settled transactions:

The Consolidated Entity provides benefits to employees (including senior executives) of the Consolidated Entity in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions)

A formal employee share or share option scheme has not been developed.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by reference to the current share price in relation to shares and with the use of a binomial option pricing model in relation to rights to acquire shares.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil and Gas Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Consolidated Entity’s best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 25).

(bb)	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(cc)	Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

•	costs of servicing equity (other than dividends);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(dd)	Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(ee)	Joint Ventures

Jointly controlled assets and operations

Interests in jointly controlled assets and operations are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

(ff)	Financial Instruments Issued by the Company

Debt and equity instruments are classified as either liabilities or equity in accordance with the substance of the contractual arrangement.

Convertible Note

The convertible note is split into two compenents: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest coupon payments and the redemption amount. The embedded derivative represents the value of the option that note holders have to convert into ordinary shares in the Company.

The debt component of the convertible note is measured at amortised cost and therefore increases as the present value of the interest coupon payments and redemption amount increases, with a corresponding charge to finance cost. The debt component decreases by the cash interest coupon payments made. The embedded derivative is measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Interest

Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

NOTE 3. REVENUE AND EXPENSES

	Consolidated Entity
	2006	2005
	$	$
Revenue and Expenses from Continuing Operations
(a) Revenue
Sale of oil and gas
Oil sales	1,061,891	336,872
Gas sales	4,340,816	742,926
Other	81,868	49,100
	5,484,575	1,128,898
Finance Income
Interest income	300,635	138,077

Total Revenue	5,785,210	1,266,975

Other Income
Foreign exchange gain	228,384	-
Movement in fair value of embedded derivative	2,480,084	-
Net gain/(loss) on investments sold	-	750,738
Other	123,702	39,794
Total Other Revenue	2,832,170	790,532

(b) General and Administration
Employee Benefits
Salary and employee benefits	(804,309)	(305,307)
Share based payments - options issued	(1,769,450)	-
Total Employee Expense Benefits	(2,573,759)	(305,307)

Other General and Administration
Foreign exchange losses	-	(58,022)
Net gain/(loss) on investments sold	(26,754)	-
Consultants’ fees	(761,103)	(418,694)
Lease payments	(206,765)	(105,451)
Legal costs	(166,733)	(150,976)
Assurance, accounting and taxation advice	(395,861)	(148,228)
Travel and accommodation	(354,971)	(227,879)
Other	(962,938)	(264,959)
Total Other General and Administration Expenses	(2,875,125)	(1,374,209)

	(5,448,884)	(1,679,516)
(c) Finance costs
Interest expense	(599,613)	(75,339)
Total finance costs	(599,613)	(75,339)
(d) Depreciation and amortization expense included in the income statement
Included in cost of sales:
Depreciation	368,881	5,823
Depletion of Oil and Gas Properties	2,840,529	367,965

Depreciation of furniture and fittings	44,003	12,143
(e) Significant Items
Impairment Expense - lease and well equipment	816,614	-
Impairment Expense - oil and gas properties	16,999,926	-
Total Impairment Expense	17,816,540	-
(f) Included in exploration expenditure:
Dry Hole costs	3,144,943	-

NOTE 4.  INCOME TAX

	Consolidated Entity
	2006	2005
	$	$
The major components of income tax expense are:
Income statement
Current income tax:	-	-
Current income tax benefit	-	-
Adjustments in respect of current income tax of previous years	-	-
Deferred income tax:
Relating to origination & reversal of temporary differences	9,515,554	(385,990)
Deferred tax assets not brought to account as realization is not considered probable	(9,515,554)	-
Recognition of deferred tax assets not previously brought to account	-	385,990
Income tax expense reported in the income statement	-	-
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Consolidated Entity’s applicable income tax rate is as follows:
Accounting (loss)/profit before income tax	(25,685,590)	(790,205)
At the Consolidated Entity’s average income tax rates of 30% (2005: 30%)	(7,705,677)	(237,062)
Expenditure not allowable for income tax purposes	673,450	30,118
Income not assessable for income tax purposes	(744,025)	-
Income tax expense related to current and deferred tax transactions of the wholly owned subsidiaries in the tax consolidation	-	-
Effect of increased US tax rates (in excess of 30%)	(1,739,302)	(257,438)
Deferred tax assets not brought to account as realization is not considered probable	9,515,554	464,382
Income tax expense reported in the income statement	-	-

	Balance Sheet		Income Statement
	2006	2005	2006	2005
	$	$	$	$
Deferred Income Tax
Deferred income tax at June 30 relates to the following:
CONSOLIDATED
Deferred tax liabilities - Current
Unrealized foreign exchange gains on intercompany loans	462,222	-	462,222	-
Depletion - oil and gas properties	723,386	108,234	615,152	108,234
Gross deferred tax liabilities	1,185,608	108,234	1,077,374	108,234

Deferred tax assets - Current
Assets held for trading	443,398	324,752	118,646	(877,074)

Deferred tax assets - Non Current
Losses available to offset against future taxable income	8,669,757	7,372,910	1,296,847	617,412
Impairment - oil and gas properties	9,017,669	-	9,017,669	-
Share Issue Costs	577,041	70,966	(144,792)	(18,094)
Other	542,849	130,057	412,792
Deferred tax assets not brought to account as realization is not regarded as probable	(18,065,106)	(7,790,451)	(9,623,788)	385,990
Gross deferred tax assets	1,185,608	108,234	1,077,374	108,234

Deferred tax income/(expense)	-	-	-	-
Net deferred tax recognized in the balance sheet	-	-	-	-

NOTE 4. INCOME TAX (cont.)

The Consolidated Entity has further tax losses arising in Australia of $2,923,043 (2005: $842,533). The benefit of these losses of $876,913 (2005: $252,760) will only be obtained in future years if:

(i)	the Consolidated Entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realized; and

(ii)	the Consolidated Entity has complied and continues to comply with the conditions for deductibility imposed by law; and

(iii)	no changes in tax legislation adversely affect the Consolidated Entity and the Parent Entity in realizing the benefit from deduction for the losses.

The Consolidated Entity has carried forward tax losses in the United States of approximately $19,831,530 (2005: $18,251,443). The utilization of approximately $17,027,805 is limited to an estimated $551,980 per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005. If not utilized, the tax net operating losses will expire during the period from 2006 to 2026.

The Consolidated Entity has not recognized a deferred income tax asset in relation to these losses as realization of the benefit is not regarded as probable.

In addition to the above mentioned Federal carried forward tax losses in the United States, the Company also has approximately $12,642,246 of State carried forward tax losses, with expiry dates between June 2007 to June 2021. A deferred income tax asset in relation to these losses has not been recognized as realization of the benefit is not regarded as probable.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5. DIVIDENDS

No dividends have been declared during the year (2005: Nil).

The balance of the franking account at the end of the period was nil (2005: Nil).

NOTE 6. CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2006	2005
	$	$
Cash at bank and on hand	15,628,126	6,708,181

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

The fair value of cash and cash equivalents held by the consolidated entity is $15,628,126 (2005:$6,708,181).

NOTE 7. TRADE AND OTHER RECEIVABLES

		Consolidated Entity
	Note	2006	2005
		$	$
CURRENT
Trade receivables (i)		1,626,742	321,664
Loans to related parties (ii)		-	125,109
Net GST Receivable		66,200	23,123
Accrued Interest		26,969	-
Other receivables (iii)		79,728	158,430
		1,799,639	628,326

NOTE 7. TRADE AND OTHER RECEIVABLES (cont.)

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)
The amount outstanding in the prior year is a receivable from Peak Resources Inc, a related party of Mr. Tim Hoops, an executive of a subsidiary Company. This money was advanced to Peak Resources to purchase exploration leases on behalf of the subsidiary Company. These leases were assigned to the Company in June 2006. The receivable was non-interest bearing.

(iii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

Details regarding the effective interest rate and credit risk of current receivables is disclosed in Note 26.

NOTE 8. HELD FOR TRADING FINANCIAL INSTRUMENTS

	Consolidated Entity
	2006	2005
	$	$
CURRENT
At fair value (2005: Lower of cost and net realizable value)
Shares - listed	353,000	4,293,717
Provision for impairment	-	(1,581,286)
	353,000	2,712,431

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

NOTE 9. PLANT & EQUIPMENT

	Consolidated Entity
	2006	2005
	$	$
Office Equipment
Cost	263,717	145,341
Accumulated depreciation and impairment	(125,415)	(76,713)
	138,302	68,628
As at 1 July, net of accumulated depreciation and impairment	68,628	5,626
Additions	107,535	53,257
Disposals	(3,675)
Acquisition of a subsidiary	-	21,615
Depreciation charge for the year	(44,003)	(12,143)
Exchange adjustment	9,817	273
At June 30, net of accumulated depreciation and impairment	138,302	68,628
Lease and Well Equipment
Cost	2,497,830	92,618
Accumulated depreciation and impairment	(375,764)	(5,823)
	2,122,066	86,795
As at 1 July, net of accumulated depreciation and impairment	86,795	-
Additions	1,599,476	93,121
Fair value of assets acquired	1,522,915	-
Impairment	(816,614)	-
Depreciation charge	(368,881)	(5,823)
Exchange adjustment	98,375	(503)
At June 30, net of accumulated depreciation and impairment	2,122,066	86,795
Total Plant and Equipment	2,260,368	155,423

Impairment of lease and well equipment

At June 30, 2006, the recoverable amount was estimated for certain items of property, plant and equipment used in oil and gas properties. An impairment loss of $816,614 in total was recognized to reduce the carrying amount of those assets to recoverable amount. The recoverable amount estimation was based on value in use and was determined at the cash-generating unit level, being the oil or gas field in which the assets are employed, using a 10% discount rate.

The useful life of the assets was estimated as follows for both 2005 and 2006:

Office Equipment	Between 3 and 5 years

Lease and Well Equipment	Amortized over the expected life of the field, usually between 3 and 25 years

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited. This charge did not exist at June 30, 2005.

NOTE 10. DEFERRED EXPLORATION EXPENDITURE

	Consolidated Entity
	2006	2005
	$	$
Balance at the beginning of the year	317,531	105,972
Amount acquired during the year	598,633	-
Expenditure incurred during the year	3,105,432	343,732
Amount written off during the year	(317,531)	(132,173)
	3,704,065	317,531

The expenditure incurred in the current year relates to costs of drilling a well for which the determination of proved reserves is still pending.

No deferred exploration expenditure relates to exploratory well costs that have been capitalised for greater than one year.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful development and commercial exploitation, or alternatively sale, of the respective areas of interest.

NOTE 11. RESTRICTED FUNDS

	Consolidated Entity
	2006	2006
	$	$
Bonds paid to state authorities in relation to exploration permits held	89,449	116,634
	89,449	116,634

These bonds are interest bearing and will be repaid to the Company following the relinquishment of the related exploration permit by the Company. This is not expected to occur within the next twelve months.

NOTE 12. OIL AND GAS PROPERTIES

	Consolidated Entity
	2006	2005
	$	$
Proved developed producing properties at cost	49,160,758	8,059,312
Accumulated depletion	(3,153,139)	(367,965)
Impairment	(6,226,352)	-
	39,781,267	7,691,347

Proved undeveloped properties at cost	24,605,620	11,218,218
Impairment	(10,773,574)	-
	13,832,046	11,218,218

Total	53,613,313	18,909,565

NOTE 12.  OIL AND GAS PROPERTIES (cont.)

	Consolidated Entity
	2006	2005
	$	$
Proved Developed Producing Properties
As at 1 July, net of accumulated depreciation and impairment	7,691,347	-
Additions	5,797,039	903,895
Fair value of assets acquired	32,954,704	7,822,907
Transfer from Proved Undeveloped Properties	1,545,110	-
Impairment	(6,226,352)	-
Depreciation charge	(2,840,529)	(367,965)
Exchange adjustment	859,948	(667,490)
At June 30, net of accumulated depreciation and impairment	39,781,267	7,691,347

Proved Undeveloped Properties
As at 1 July, net of accumulated depreciation and impairment	11,218,218	-
Additions	-	-
Fair value of assets acquired	13,870,013	11,039,898
Transfer to Proved Developed Producing Properties	(1,545,110)	-
Impairment	(10,773,574)	-
Exchange adjustment	1,062,499	178,320
At June 30, net of accumulated depreciation and impairment	13,832,046	11,218,218

(a)	Assets pledged as security

Included in the balances of producing projects and lease and well equipment, in the prior year are assets over which first security mortgages have been granted as security over a loan payable to R&M Oil and Gas Ltd. The terms of the mortgage precludes the assets being sold or being used as security for further mortgages without the permission of the first mortgage holder.

In the current year, Macquarie Bank Limited has a first charge mortgage over all assets (including the oil and gas properties) of the Consolidated Entity. This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil and Gas USA Inc. Refer to Note 15 for further details relating to this facility.

	Consolidated Entity
	2006	2005
	$	$
The written down value of assets pledged as security are:
Producing properties	39,781,267	25,741
Non producing properties	13,832,046	2,435,475
	53,613,313	2,461,216

(b)	Impairment of oil and gas properties

At June 30, 2006 the Consolidated Entity reviewed the carrying value of its oil and gas properties for impairment. An independent party was commissioned to assess the future net present value of the Consolidated Entity assets, determined to be value in use. The discount rate used to assess the value in use was 10%.

Impairment losses have been determined based on the Consolidated Entity’s proved reserves at June 30, 2006. Commodity pricing used in the Reserve Report is based on June 30, 2006 pricing, which is normally a lower pricing period for gas production. The impairment within the producing assets has been caused to some extent by the drilling results in the Jonah and Look Out Wash Fields, which in the short term have not met expectations.

The impairment of non-producing properties, is, in part, due to the failure of the Greens Canyon #2 well. This well did not reach its intended target of the Muddy Formation. The stimulation of the Frontier did not reach long term economic levels, despite early flow rates that were encouraging. Accordingly reserves associated with these stratigraphic levels have been removed from a Proven Category until such time as an economic rate from these reservoirs can be achieved.

NOTE 12. OIL AND GAS PROPERTIES (cont.)

The value of the oil and gas properties was reviewed on a field by field basis and has resulted in impairments of $16,999,926. It is the Consolidated Entity’s policy to use proved and probable reserves to support the carrying value of its properties.

No impairment was recorded in the prior year.

NOTE 13. TRADE AND OTHER PAYABLES

	Consolidated Entity
	2006	2005
	$	$
Trade payables (i)	3,885,813	797,055

(i) Trade payables are non-interest bearing and normally settled on 30-60 day terms.

NOTE 14. PROVISIONS

	Consolidated Entity
	2006	2005
	$	$
Current
Provision for Employee Benefits	73,619	21,215
Non-current
Provision for Employee Benefits	18,119	11,358
Provision for Restoration	1,388,967	238,975
	1,407,086	250,333

A provision for restoration is recognized in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value. In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity
	2006	2005
	$	$
Provision for Restoration
Balance at beginning of year	238,975	-
Acquisition of subsidiary	-	232,298
Recognized upon acquisition of new assets	251,179	-
Additional provision recognized	887,057	-
Unwinding of discount	11,756	6,677
Balance at end of the year	1,388,967	238,975

NOTE 15. NON CURRENT INTEREST BEARING LIABILITIES

	Consolidated Entity
	2006	2005
	$	$
Secured
Borrowings secured by mortgage
Host Contract	19,820,340	-
Embedded Derivative	5,429,004	-
Borrowing Costs Capitalized	(739,616)	-
Loan	-	521,866
	24,509,728	521,866

On May 26, 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD and has been converted to AUD at the spot rate on balance date of USD:AUD 0.7301.

During the period, the Company recognized an embedded derivative in relation to its convertible note issued in May 2006. The note contains a conversion option which allows the holder of the note to convert the note into ordinary shares on the terms set out below. This conversion option has been classified as an embedded derivative and has been bifurcated from the debt facility.

On May 26, 2006, the fair value of the host contract and the embedded derivative amounted to $20,160,984 and $7,646,220 respectively. The fair value movement in the embedded derivative up to June 30, 2006 amounting to $2,480,084 is recognized in profit and loss. As of June 30, 2006 the unamortized discount included in the carrying value of the host contract amounted to $7,573,168.

The Company uses a binomial option pricing model to estimate the fair value of the embedded derivative. The following inputs were used.

	June 2006	May 2006
Dividend yield (%)	-	-
Expected volatility (%)	50	50
Risk-free interest rate (%)	4.9	4.9
Expected life of option (years)	3-5	3-5
Option exercise price - cents	35-50	30-50
Share price - cents	32	30

This loan is comprised of two tranches:

Tranche A

Face Value: US$11,000,000
Interest rate: 9.25%
Maturity date: May 31, 2011

This loan has a face value of US$11,000,000. In addition, 11,000,000 options were granted to Macquarie Bank Limited as part of the loan agreement. These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan. The conversion price of the options is 53.8 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006.

Tranche B

Face Value: US$9,000,000
Interest rate: 9.7%

Maturity date: This tranche maybe repaid at any time at the Company’s option before May 31, 2009 without penalty. There is no requirement for the Company to repay the loan prior to May 31, 2009. This tranche of the loan was originally drawn down for US$10,000,000. On June 30, 2006, the Company repaid US$1,000,000. This loan is recorded at the spot rate applicable at balance date, being AUD/USD 0.7301

10,000,000 options were also granted to Macquarie Bank Limited as part of the loan agreement. These options can be exercised at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31, 2011. The conversion price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009, and is subject to adjustment in accordance with customary market practice. The conversion options are embedded in the convertible loan.

Accordingly, the conversion options are recognized as part of the liability component of the combined instrument.

NOTE 15 NON CURRENT INTEREST BEARING LIABILITIES (cont.)

Repayments against this tranche of the facility reduce the number of options outstanding by 1 option for every one US dollar repaid.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs are available under the terms of the loan agreement.

The Consolidated Entity is required to maintain a certain Proved Developed Producing Reserve to outstanding debt ratio:

In relation to the assets (Stanley Properties) acquired relating to this facility the discounted cashflow relating to Proved Developed Producing Reserve to outstanding debt ratio must be no less than 0.9:1

In relation to the discounted cash flow relating to all Consolidated Entity Proved Developed Producing Reserves to outstanding debt the ratio must be no less than 1:1.

Other covenants:

The Company is required to maintain a current ratio greater than 1:1.

The Company is required to maintain Aged Debts (greater than 90 days outstanding) of the Group of less than US$1,000,000.

Debt convenants are measured as at the end of June, March, September and December. The Company is in compliance with these covenants.

Terms and conditions relating to the financial instrument outstanding in the prior year:
Interest rate: 12.5% per annum, with interest paid monthly
Maturity date: January 31, 2007.
Secured by a first mortgage on selected oil and gas properties. This loan was repaid during the year.

NOTE 16. CONTRIBUTED EQUITY AND RESERVES

(a)	Issued and paid up capital

	Consolidated Entity
Contributed Equity	2006 $	2005 $
192,263,833 ordinary shares fully paid including shares to be issued (2005 - 77,892,086 ordinary fully paid shares including shares to be issued)	69,366,304	25,223,584

Effective 1 July 1998, the Corporations legislation in place abolished the concepts of authorized capital and par value shares. Accordingly, the parent does not have authorized capital nor par value in respect of its issued shares.

	2006		2005
	No. of shares	$	No. of shares	$
Movements in contributed equity for the year
Opening balance	70,694,221	25,223,584	32,112,431	10,694,331
Issued upon conversion of options (i)	33,312	8,328	1,750,000	350,000
Capital Raising (ii)	92,433,636	38,822,127	15,000,000	5,250,000
Share Placement Plan (iii)	9,618,750	3,847,500
Shares issued as part of Kestrel acquisition (iv)	16,116,325	2,883,030	21,831,790	6,933,156
Shares issued as part of acquisition of exploration tenements (v)	1,662,867	598,632	-	-
Transaction costs incurred	-	(2,758,240)	-	(289,741)
Shares on issue at balance date	190,559,111	68,624,961	70,694,221	22,937,746
Shares to be issued (iv)	190,000	77,450	7,197,865	2,285,838
Shares to be issued to Kestrel Option Holders (vi)	1,514,722	663,893	-	-
Closing Balance	192,263,833	69,366,304	77,892,086	25,223,584

NOTE 16. CONTRIBUTED EQUITY AND RESERVES (cont.)

(i)	The shares issued in the prior year were upon the conversion of 1,750,000 options. The options had an exercise price of 20 cents, were issued on 15 December 1999 and expired on November 30, 2005.

The shares issued in the current year were issued upon the conversion of 33,312 options. These options had an exercise price of 25 cents, were issued on 24 December 2004 and expire on December 31 2009.

(ii)	In the prior year the Company successfully completed a capital raising issuing 15,000,000 shares at 35 cents each to institutional investors.

In the current year the Company successfully completed a number of capital raisings issuing 92,433,636 shares to both institutional investors and shareholders to raise $38,822,127. All shares issued during these capital raisings were issued at 42 cents each.

(iii)
In December 2005, the Company completed a share purchase plan, giving existing shareholders of the Company the right to acquire up to $5,000 worth of shares at 40 cents. The Company raised $3,847,500 through this plan.

(iv)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held. The Samson share price on the date the acceptance of the offer by the Kestrel shareholder is received is deemed to be the fair value of the share. As at balance date acceptances have been received for 190,000 (2005: 7,197,865) shares which have not yet been issued. These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(v)	These shares were issued to a project partner as part of the acquisition of the Hawk Springs Project. The cost has been recognized as exploration expenditure.

(vi)
These shares were issued to holders of options in Kestrel Energy Inc as part of the continued acquisition of the Company. The value of the options were valued by an independent expert and the holders were granted the equivalent value of Samson Oil and Gas Limited shares based on the share price at the date of acceptance. All acceptances for this offer were received pre-year end however the shares were granted post year end.

(b)	Share Options

On December 24, 2004, 10,250,000 options were issued to Directors, employees and other parties. These options have an exercise price of 25 cents and expire on December 31, 2009.

On June 14, 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company. These options vested immediately, had an exercise price of 45 cents and expire on May 31, 2011.

On May 22, 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided. These options vest immediately, have an exercise price of 42 cents and expire on May 31, 2009. They have a deemed value at grant date of 20.79 cents.

On May 30, 2006, 21,000,000 conversion options were issued to Macquarie Bank Limited. These conversion options allow the holders of the convertible notes to convert the notes into ordinary shares. These conversion options are accounted for as an embedded derivative and have been bifurcated from the debt and recognised as a liability carried at fair value. Refer to Note 15, Interest Bearing Liabilities for further details in relation to the terms and conditions of these options. 1,000,000 of these options were cancelled during the period following the repayment by the Company of a portion of the associated loan.

NOTE 16. CONTRIBUTED EQUITY AND RESERVES (cont.)

At the end of the year there were 41,838,338 (2005: 10,250,000) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

		Consolidated Entity
Reserves	Note	2006 $	2005 $
Foreign currency translation reserve		2,360,284	188,079
Discount on minority interests acquired		200,397	(22,459)
Options reserve		2,414,695	-
		4,975,376	165,620

	Consolidated
	Foreign Currency Translation Reserve	Share Based Payments Reserve	Discount on Minority Interest Reserve	Total Reserves
	$	$	$	$
At July 1, 2004	-	-		-
Currency translation differences	188,079	-	(22,459)	165,620
At June 30, 2005	188,079	-	(22,459)	165,620
-
At July 1, 2005	188,079	-	(22,459)	165,620
Currency translation differences	2,172,205	-	-	2,172,205
Acquisition of minority interests	-	-	222,856	222,856
Share based payments	-	2,414,695	-	2,414,695
At June 30, 2006	2,360,284	2,414,695	200,397	4,975,376

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of foreign subsidiaries.

Share Based Payments Reserve

This reserve is used to record the value of options issued.

Discount on Minority Interests

This reserve is used to recognize the difference in the amount recognized to acquire the additional interests in Kestrel Energy Inc and the minority interest in the value of the assets acquired.

NOTE 17. ACCUMULATED LOSSES

	Consolidated Entity
	2006	2005
	$	$
Balance at the beginning of the year	(1,146,201)	(3,189,541)
Application of AASB 3	-	2,834,573
Application of AASB 132 and AAB 139 - July 1, 2005 adjustment	222,000	-
Net profit attributable to members of Samson Oil and Gas Limited	(25,432,173)	(791,233)
Balance at the end of the year	(26,356,374)	(1,146,201)

NOTE 18. MINORITY INTEREST

	Consolidated Entity 2006	Consolidated Entity 2005
	$	$
Balance at the beginning of the year	4,071,142	-
Add share of net assets acquired during the year attributable to minority interest		4,070,114
Less additional interests acquired by parent during the year.	(3,817,725)	-
Share of operating (loss)/profit	(253,417)	1,028
Closing Balance	-	4,071,142

NOTE 19. COMMITMENTS

(a)	Exploration Commitments

Due to the nature of the Company’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests. Expenditure commitments on mineral tenure for the Company can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments. The minimum level of exploration commitments expected in the year ending June 30 2007 is $265,129 (2006: $78,500), which includes the minimum amounts required to retain tenure. It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b)	Development Expenditure

At year end the Company had committed to capital development expenditure of US$1,701,290 or A$2,330,215 converted at the AUD/USD spot exchange rate at year end (2005: nil). This expenditure will be incurred during the coming year.

(c)	Operating Lease Commitments - Consolidated Entity as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

	Consolidated Entity
	2006	2005
	$	$
Minimum lease payments
- not later than one year	175,801	156,088
- later than one year and not later than five years	178,967	284,384
Aggregate lease expenditure contracted for at balance date	354,768	440,472

The Company has no operating lease commitments later than five years.

NOTE 19. COMMITMENTS (cont.)

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognized as payables:

	Consolidated Entity
	2006	2005
	$	$
Within one year:	280,000	-
After one year but not more than five years	420,000	-
	700,000	-

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 20 that are not recognized as liabilities and are not included in the directors’ or executives’ remuneration.

Guarantees

Samson Oil and Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil and Gas USA, Inc. As at June 30, 2006, the outstanding face value of the debt was US$20,000,000 or A$27,393,508 converted at the spot rate at year end of 0.7301 AUD/USD.

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES

(a)	Details of key management personnel

Chairman - non-executive
Malcolm Burne

Executive Director
Terence Barr - Managing Director

Non - Executive Directors
David Cairns
Neil MacLachlan

Alternate Director
Neil Fearis

Executives
Denis Rakich - Company Secretary
Timothy Hoops - Operations Manager, resigned effective June 1, 2006
Robyn Lamont - Chief Financial Officer, appointed May 1, 2006
Jeff Rhodes - Vice President - Engineering, appointed May 1, 2006

There were no changes to the above mentioned key management personnel after the reporting date and before the date the financial report was authorized for issue.

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES (cont.)

(b)	Compensation of key management personnel

The Company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual reports as required by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in the Remuneration Report section of the Directors’ Report designated as audited.

STRUCTURE

It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives. Only one such contract is in place and details relating to the managing directors contract can be found below. It is expected that contracts will be entered into with Mr. Jeff Rhodes and Ms Robyn Lamont, in early October 2006.

(c)	Compensation by category: key management personnel

	Consolidated Entity
	2006	2005
	$	$
Short Term	630,649	319,205
Post Employment	7,940	7,500
Share-based Payments	1,693,350	1,912,000
	2,331,939	2,238,705

(d)	Option holdings of key management personnel (Consolidated)

June 30, 2006	Balance at beginning of period July 1, 2005 No. of Options	Exercised during the year No. of Options	Granted as compensation No. of Options	Balance at end of period June 30, 2006 No. of Options
Directors
M. Burne	500,000	-	500,000	1,000,000
D. Cairns	500,000	-	500,000	1,000,000
N. MacLachlan	500,000	-	500,000	1,000,000
T. Barr	4,000,000	-	4,000,000	8,000,000
N. Fearis	-	-	-	-
Executives
D. Rakich	500,000	-	500,000	1,000,000
T. Hoops	2,000,000	-	-	2,000,000
J. Rhodes	-	-	2,000,000	2,000,000
R. Lamont	100,000	-	-	100,000
	8,100,000	-	8,000,000	16,100,000

All options were vested at year end.

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES (cont.)

June 30, 2005	Balance at beginning of period July 1, 2004 No. of Options	Exercised during the year (1) No. of Options	Granted as compensation No. of Options (2)	Balance at end of period June 30, 2005 No. of Options
Directors
M. Burne	500,000	(500,000)	500,000	500,000
D. Cairns	500,000	(500,000)	500,000	500,000
N. MacLachlan	500,000	(500,000)	500,000	500,000
T. Barr	-	-	4,000,000	4,000,000

Executives
D. Rakich	250,000	(250,000)	500,000	500,000
T. Hoops	-	-	2,000,000	2,000,000
	1,750,000	(1,750,000)	8,000,000	8,000,000

(1)	These options were converted to ordinary equity at the exercise price of 20 cents prior to their expiration on November 30, 2004. The underlying options were issued on December 15, 1999.

(2)	$1,693,350 was recognized as an expense in the Income Statement in relation to the issue of these options. Refer to Note 31 for details in relation to valuation of these options.

(e)	Shares issued on exercise of options

June 30, 2005	Shares Issued No.	Paid per share	Unpaid Per Share
		$	$
Directors
M. Burne	500,000	0.20	-
D. Cairns	500,000	0.20	-
N. MacLachlan	500,000	0.20	-
Executives
D. Rakich	250,000	0.20	-
	1,750,000

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES (cont.)

(f)	Shareholdings of key management personnel (Consolidated)

Shares held in Samson Oil and Gas Limited (number)

June 30, 2006	Balance July 1, 2005	Granted as Compensation	On Exercise of Options	Net Change Other	Balance June 30, 2006
Ordinary Shares
Directors
M. Burne	500,000	-	-	-	500,000
D. Cairns	500,000	-	-	12,500	512,500
N. MacLachlan	1,800,000	-	-	12,500	1,812,500
T. Barr	-	-	-	-	-
N. Fearis	-	-	-	-	-
Executives
D. Rakich	-	-	-	-	-
T. Hoops (1)	-	-	-	-	-
J. Rhodes (2)	-	-	-	-	-
R. Lamont (3)	-	-	-	-	-
Total	2,800,000	-	-	25,000	2,825,000

(1) Mr. Hoops resigned effective June 1, 2006.

(2) Mr. Rhodes was appointed May 1, 2006.

(3) Ms Lamont was appointed May 1, 2006.

In addition, Mr. Burne is a director and shareholder of Golden Prospect plc, a Company which holds 15,837,141 (2005: 15,837,141) fully paid ordinary shares in the Company.

June 30, 2005	Balance July 1, 2004	Granted as Compensation	On Exercise of Options	Net Change Other	Balance June 30, 2005
Ordinary Shares
Directors
M. Burne	-	-	500,000	-	500,000
D. Cairns	-	-	500,000	-	500,000
N. MacLachlan	-	-	500,000	1,300,000	1,800,000
T. Barr	-	-	-	-	-
Executives
D. Rakich	-	-	250,000	(250,000)	-
T. Hoops	-	-	-	-	-
J. Rhodes	-	-	-	-	-
R. Lamont	-	-	-	-	-
Total	-	-	1,750,000	1,050,000	2,800,000

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Consolidated Entity would have adopted if dealing at arms length.

(g)	Loans to key management personnel (Consolidated)

No loans have been granted to key management personnel during the current or prior year.

(h)	Other transactions and balances with key management personnel

There were no other transaction with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES (cont.)

Amounts owing to Specified Directors and Director Related Entities at year end included:

	Consolidated Entity
	2006	2005
	$	$
Payables - Directors Fees	-	20,000

NOTE 21. SEGMENT REPORTING

The Consolidated Entity’s primary segment reporting is geographic segments. The Consolidated Entity operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the Consolidated Entity take place in Australia.

The Consolidated Entity operates in one business segment being oil and gas exploration, development and production.

The United States of America operations comprise of the operations of Kestrel Energy Inc and Samson Oil and Gas Inc., whilst the parent entity, Samson Oil and Gas Limited operates in Australia.

Segment accounting policies are the same as the Consolidated Entity’s policies described in Note 2.

Segment assets are classified in accordance with their use within the geographic segments regardless of legal entity ownership.

The following table presents revenue, asset and liability information for the geographic segments for the year ending June 30, 2006 and 2005.

	Australia		United States of America		Consolidation Entries		Consolidated Entity
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
Revenue
External Customers	-	-	5,484,575	1,128,898	-	-	5,484,575	1,128,898
Finance Revenue	298,160	144,253	2,475	(6,176)	-	-	300,635	138,077
Intersegment Revenue	-	-	-	-	-	-	-	-
Total Consolidated Revenue	298,160	144,253	5,487,050	1,122,722	-	-	5,785,210	1,266,975
Other Income	1,537,147	750,738	2,598,786	39,794	(1,303,763)		2,832,170	790,532
Segment Result
Profit/(loss) before tax and finance costs	(25,665,869)	(739,652)	(21,918,854)	(247,003)	22,498,476	271,789	(25,085,977)	2,119,707
Borrowing Costs	-	-	(599,613)	(75,339)	-	-	(599,613)	(75,339)
Profit/(loss) before income tax and minority interest	(25,665,869)	(739,652)	(22,518,467)	(322,342)	22,498,476	271,789	(25,685,590)	(790,205)
Income tax	-	-	-	-			-	-
Net/(Loss) profit for the year	(25,665,869)	(739,652)	(22,518,467)	(322,342)	22,498,476	271,789	(25,685,590)	(790,205)
Assets and Liabilities
Segment Assets	47,036,080	24,350,830	25,190,808	5,553,784	6,163,114	-	77,861,552	29,904,614
Segment Liabilities	1,793,570	221,866	28,082,676	1,368,603	-	-	29,876,246	1,590,469
Other segment information
Capital expenditure	20,028	8,817	55,831,654	44,440	-	-	55,851,682	53,257
Depreciation and amortization expense	9,098	5,266	3,244,315	380,665	-	-	3,253,413	385,931
Impairment losses recognized in profit or loss	23,802,238	271,789	17,816,540	-	(23,802,238)	(271,789)	17,816,540	-
Other non cash expenses	1,769,450	-	-	-	-	-	1,769,450	-

NOTE 22. CASH FLOW STATEMENT

	Consolidated Entity
	2006	2005
	$	$
a) Reconciliation of cash
Cash and cash equivalents comprises:
- cash at bank and on hand	15,628,126	243,479
- term deposits	-	6,464,702
	15,628,126	6,708,181
b) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations
Net (loss)/profit from ordinary activities after tax	(25,685,590)	(790,205)
(Decrease) in provision for diminution of investments	26,754	-
Depreciation of non-current assets	3,209,412	142,375
Foreign exchange (gain)/loss	(236,984)	58,022
Unrealized market loss on market value of shares	8,600	-
Share Based Payments	1,769,450	-
Exploration Expenditure	5,244,288	254,133
Impairment Losses	17,816,540	-
Dividend Income	-	(25,000)
Capitalized mineral exploration written off	-	132,173
Net Loss/ (gain) on disposal of investments	-	(750,738)
Proceeds from sale of investments	2,546,078	2,093,044
Accretion Expense	335,923	-
Movement in fair value of embedded derivative	(2,480,084)	-
Changes in assets and liabilities:
(Increase) / decrease in receivables	(1,305,078)	(282,968)
(Increase)/decrease in other assets	(29,884)	(356,523)
Increase/ (decrease) in employee entitlements	44,570	14,216
Increase / (decrease) in payables	1,077,616	810,292
NET CASH FLOWS FROM OPERATING ACTIVITIES	2,341,611	1,298,821
Non-Cash Financing and Investing Activities

2006

Kestrel Energy Inc

During the year, the Company continued to receive acceptances made in relation to its offer made in the prior year to non-US Resident shareholders of Kestrel Energy Inc. The Company increased its holding of Kestrel Energy Inc from 78.8% at June 30, 2005 to 93.7% at June 30, 2006. The Company increased the value of its investment in Kestrel from $14,223,048 to $17,183,539 based on this offer.

The Company also made an offer to Kestrel Option Holders to acquire their outstanding options. The Company commissioned independent experts to value the outstanding options. The holders of these options were granted Samson Oil and Gas Limited shares to the value of their options based on the share price of the Company at acceptance date. The Company increased its investment in Kestrel by $663,893 and issued 1,514,722 shares as a result of this transaction.

Subsequent to year end, the Company in accordance with Colorado State legislation proceeded to compulsorily acquire the remaining outstanding Kestrel shares. Please refer to Note 29, Events Subsequent to Balance Date, for further details in relation to this transaction. The financial effects of this transaction have not been recorded at June 30, 2006.

2005

Kestrel Energy Inc

During the year, the Company made an offer to all non-US Resident shareholders of Kestrel Energy Inc. a junior oil and gas producer listed on the Over the Counter Bulletin Board in the United States of America. This offer was approved at a General Meeting of Samson shareholders held on 24 December 2004. Five Samson shares were granted for every one Kestrel share held by those shareholders that accepted the offer.

As at balance date acceptances had been received in relation to 5,805,931 Kestrel shares, equating to 29,029,655 Samson shares, 21,831,790 of these shares had been issued at balance date. The remaining 7,197,865 Samson shares will be issued post year end.

This acquisition was scrip for scrip, therefore the net cash effect of the transaction was a cash inflow to the economic entity of $362,684, being the cash held by the entity on the date controlled was assumed.

As the offer was unconditional, the issue price of the shares was deemed to be the market price of the Samson shares on the date the acceptance was received by the Company. At balance date the Company controlled 78.2% of Kestrel Energy Inc at a cost of $14,223,048.

Details of the acquisition are as follows:-

Fair value of identifiable net assets of controlled entity acquired at 31 January 2005 (the date control was obtained)

Cash	362,684
Restricted Funds	83,272
Receivables	353,710
Other	31,676
Oil & Gas Properties	18,584,111
Office Equipment	24,655
Provision for Restoration	(213,190)
Payables	(933,756)
Outside Equity Interest	(4,070,114)
Net Assets	14,223,048

For the year ended June 30, 2005, Kestrel Equity Inc contributed a profit of $4,676 to the Company’s net result.

NOTE 23. RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil and Gas Limited and the following subsidiaries:

	Country of	% Equity Interest		Investment
Name	Incorporation	2006	2005	2006	2005
Kestrel Energy Inc	United States	93.7	78.8	17,847,431	14,223,047
Samson Oil and Gas USA Inc	United States	100	100	641,808	641,808
				18,489,239	14,864,855

Ultimate parent

Samson Oil and Gas Limited is the ultimate Australian parent Company.

Other related party transactions

2006

Except for the granting of shares and options to Key Management Personnel as detailed in Note 20 and those transactions detailed below, there have been no other related party transactions during 2006.

During the year, the Australian law firm Jeremy Shervington, with whom Neil Fearis is associated, was paid $71,665 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

2005

Receivables

During the year the Consolidated Entity advanced funds to Peak Resources Management Inc (“Peak”) a related party of Mr. Tim Hoops. These funds were used to acquire exploration properties on behalf of Samson Oil and Gas USA Inc. As at June 30, 2005, $125,109 was receivable from Peak. This balance was non-interesting bearing, unsecured and expected to be received within the next twelve months. The leases associated with these properties were assigned to the Consolidated Entity in June 2006 and the debt has been extinguished through this transfer.

Loans

An amount of $521,866 was owing by the Consolidated Entity to R&M Oil and Gas Ltd, a related party of Mr. Tim Hoops. This loan was due for repayment on 31 January 2007, bears interest of 12.5% per annum and was secured by a first mortgage on selected oil and gas properties owned by Kestrel Energy Inc. This loan was repaid to R&M Oil Ltd during the year June 30, 2006.

Grant of Options

On December 24, 2004 1,000,000 and 500,000 options were granted to Economic Consultants Pty Ltd and John Kopcheff, respectively. Economic Consultants is a director related entity of Kestrel Energy Inc relating to Mr. Robert Pett. John Kopcheff is a non-executive director of Kestrel Energy Inc, a controlled subsidiary of Samson Oil and Gas Limited. These options have an exercise price of 25 cents and expire on December 31, 2009.

NOTE 24. AUDITORS’ REMUNERATION

		Consolidated Entity
	Note	2006	2005
		$	$
Amounts received or due and receivable by Ernst & Young (Australia) for:
an audit or review of the financial report of the entity and any other entity in the consolidated Consolidated Entity		125,607	41,845
other services in relation the entity and any other entity in the consolidated Consolidated Entity
provision of tax related services		32,805	46,125
assurance related		44,965	-
		203,377	87,970
Amounts received or due and receivable by related practices of Ernst & Young (Australia) for:
an audit or review of the financial report of subsidiaries		95,877	-
		299,254	87,970

NOTE 25. EARNINGS/(LOSS) PER SHARE

Basic (loss)/earnings per share amounts are calculated by dividing net (loss)/profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted (loss)/earnings per share amounts are calculated by dividing the net (loss)/ profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated Entity Basic
	2006	2005
	$	$
Net (loss)/profit	(25,685,590)	(790,205)
Adjustments:
Net loss/(profit) attributable to minority interest	253,417	(1,028)
Net (loss)/profit attributable to ordinary equity holders adjusted for the effect of minority interest (used in calculating basic and diluted earnings per share)	(25,432,173)	(791,233)

	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	104,081,159	43,361,114
Effect of dilution:
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	104,081,159	43,361,114
Basic (Loss) per Share - cents	(24.43)	(1.82)
Diluted (Loss) per Share - cents	(24.43)	(1.82)

NOTE 26. FINANCIAL INSTRUMENTS

(a)	Fair Values

Set out below is a comparison by category of carrying amounts and fair values of the Consolidated Entity’s financial instruments recognized in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2006	2005	2006	2005
	$	$	$	$
Financial Assets
Cash	15,628,126	6,708,181	15,628,126	6,708,181
Trade and other receivables	1,799,639	628,326	1,799,639	628,326
Assets held for trading	353,000	2,712,431	353,000	2,934,431
Restricted Funds	89,449	116,634	89,449	116,634
Financial Liabilities
Trade and other payables	3,885,813	797,055	3,885,813	797,055
Interest-bearing liabilities	24,509,728	521,866	27,393,505	521,866

There are no unrecognized financial assets or financial liabilities or off balance sheet financing arrangements at balance date.

(b)	Interest Rate Risk Exposures

The Company is exposed to interest rate risk through its financial assets and liabilities. The following table summarizes interest rate risk for the Consolidated Entity, together with average interest rates as at balance date.

2006

		Fixed interest Rate Maturing in:		Non-
Consolidated	Floating interest rate	1 year or less	Between 3 and 5 years	interest bearing	Total	Average interest rate
	$	$	$	$	$	Floating	Fixed
Financial assets
Cash	15,628,126	-	-	-	15,628,126	3.5%	-
Restricted Funds	-	89,449	-	-	89,449	-	2.5%
Receivables	-	-	-	1,799,639	1,799,639	-	-
Assets held for trading	-	-	-	353,000	353,000
	15,628,126	89,449	-	2,152,639	17,870,214
Financial liabilities
Payables	-	-	-	3,885,815	3,885,815	-	-
Interest Bearing Liabilities	-	-	24,509,728	-	24,509,728	-	9.5%
		-	24,509,728	3,885,815	28,395,543	-	-

NOTE 26. FINANCIAL INSTRUMENTS (cont.)

2005

		Fixed interest Rate Maturing in:
Consolidated	Floating interest rate	1 year or less	Between 3 and 5 years	Non-interest bearing	Total	Average interest rate
	$	$	$	$	$	Floating	Fixed
Financial assets
Cash	6,708,148	-	-	33	6,708,181	3.0%	-
Restricted Funds	-	-	116,634	-	116,634	-	2.0%
Receivables	-	-	-	628,326	628,326	-	-
Assets held for trading	-	-	-	2,712,431	2,712,431	-	-
	6,708,148	-	116,634	3,340,790	10,165,572	-	-
Financial liabilities
Payables	-	-		797,055	797,055	-	-
Interest bearing liabilities	-	-	521,866	-	521,866	-	12.5%
		-	521,866	797,055	1,318,921	-	-

Interest on financial instruments classified as floating interest rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The Consolidated Entity does not have any financial instruments with maturities of greater than one year but less than three years and thus this column has not been included in the table.

NOTE 27. CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Group or Company at balance date (2005: Nil).

NOTE 28. INTEREST IN JOINTLY CONTROLLED ASSETS

The Company has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production

		Percentage of Interest Held	Percentage of Interest Held
Name		% 2006	% 2005
Exploration
P39/2574	Western Australia	25	25
P39/2575	Western Australia	25	25
P39/2576	Western Australia	25	25
P39/2577	Western Australia	25	25
P39/2578	Western Australia	25	25
P39/2579	Western Australia	25	25
P39/2614	Western Australia	25	25
P39/2615	Western Australia	25	25
P39/4276	Western Australia	25	25
M39/371	Western Australia	25	25
M39/372	Western Australia	25	25
M39/397	Western Australia	25	25
M39/398	Western Australia	25	25
Baxter Shale		55	55
Browns Ranch	United States of America	100	100
North Lake Boeuf	United States of America	-	100
Greens Canyon	United States of America	100	100
Hawk Springs	United States of America	50	80
Stage Coach East	United States of America	100	100
Flaming Gorge	United States of America	100	100
Gold Coast Unit CBM	United States of America	50	100
Firehole Canyon	United States of America	100	100
State GC Oil and Gas Field	United States of America	26	-

Production
Amber	United States of America	37.5	29
Big Hand	United States of America	4	4
Bird Canyon	United States of America	16	16
Deep Draw	United States of America	5	5
Hilight	United States of America	9	9
Jalmat	United States of America	60	60
Jayson Unit	United States of America	2	2
Jonah	United States of America	21	-
KayeUnit	United States of America	2	2
Kicken Draw	United States of America	15	15
LA Ward	United States of America	3	3
Look Out Wash	United States of America	17	-
Neta	United States of America	13	13
Pierce	United States of America	99	99
Powder River Basin	United States of America	18	18
San Simon	United States of America	27	27
Scribner	United States of America	28	28
Wagensen	United States of America	8	8
Reiser Canyon	United States of America	100	100

Oil and gas properties held as jointly controlled assets total $53,613,313 (2005: $18,909,565).

NOTE 29. EVENTS SUBSEQUENT TO BALANCE DATE

2006

On July 14, 2006, Kestrel Energy Inc filed a Plan of Merger with the Secretary of State in Colorado. Under Colorado State legislation, this filing had the effect of cancelling all remaining Kestrel Energy Inc shares and granting shareholders the right to receive USD142 per share (based on an average of the previous market price of Kestrel). Following the cancellation of these shares, Kestrel Energy Inc became a 100% owned subsidiary of Samson Oil and Gas Limited.

At June 30, 2006, there were 6,604 shares outstanding.

On September 19, 2006, the Company entered into a fixed forward swap with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

The financial effect of these transactions has not been included in the balances at June 30, 2006.

Other than the matters detailed above, the Directors are not aware of any matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in the subsequent financial years.

NOTE 30. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Consolidated Entity’s principal financial instruments comprise bank loans, cash and short term deposits.

The main purpose of these financial instruments is to raise finance for the Consolidated Entity’s operations. The Consolidated Entity has various other financial assets and liabilities such as trade receivables, investments or trade payables, which arise directly from its operations. The main risks arising from the Consolidated Entity’s financial instruments are foreign currency risk and commodity risk. The Board reviews and agrees policies for managing each of these risks and they are summarized below.

Cash flow interest rate risk

The Consolidated Entity has minimal interest rate risk, as its long term borrowings have a fixed rate interest rate; therefore the Consolidated Entity is not exposed to changes in market interest rates.

Foreign Currency Risk

The Company has two controlled subsidiaries which are based in the United States of America. The functional currency of these subsidiaries is US$.

As a result of this significant investment in operations in the United States, the Consolidated Entity’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates. During the year the Consolidated Entity increased its investment in the US significantly through the purchase of assets. This increased investment has been partially hedged by the Company borrowing funds to finance a portion of this investment in US$.

NOTE 30. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

The Consolidated Entity also has transactional currency exposures. Such exposure arises from sales or purchases by its US subsidiaries. These are naturally hedged as the majority of the Consolidated Entity’s expenses incurred in relation to the US$ receipts are also in US$.

Commodity Risk

The Consolidated Entity is exposed to risk associated with the market price of oil and natural gas. Currently the Consolidated Entity’s exposure to this risk is not hedged. The Board will continue to monitor this risk and seek to mitigate it, if the Board feels it necessary.

Credit Risk

The Consolidated Entity only trades with recognized, credit worthy third parties.

Receivable balances are monitored on an on-going basis with the result that the Consolidated Entity’s exposure to bad debts is not significant. There are no significant concentrations of credit risk within the Consolidated Entity.

NOTE 31. SHARE BASED PAYMENT PLANS

Employee Options

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

During the year 8,500,000 options were issued to employees, directors and consultants associated with the Company. These options have an exercise price of 45 cents, vested immediately and expire on 31 May 2011. The value of these options was 23.87 cents per option for those issued to directors and 15.22 cents per option for those issued to executives. Although the options were issued on the same terms and conditions, different values have been assigned to them due to differences in the variables used in the binomial option pricing model used to the value the options.

The associated expense has been recognized in the income statement for the current year. Refer to Note 20 for further detail in relation to options granted to key management personnel.

The expense recognized in the income statement in relation to these share based payments is disclosed in Note 3 (b).

During the year 33,312 shares were issued to employees as a result of the conversion of options issued in the prior year. These options had an exercise price of 25 cents and expired on December 31, 2009. During the year ended June 30, 2005, 6,200,000 options were issued to employees. These options vested prior to January 1, 2005 and therefore an associated expense has not been recognized under the transitional provisions in AASB 1 First time adoption of AIFRS.

The weighted average remaining contractual life for the share options outstanding as at June 30, 2006 is between 3 and 5 years (2005: 4 years).

The range of exercise prices for options outstanding at the end of the year was 25 - 45 cents. (2005: 25 cents).

The weighted average fair value of options granted during the year was 22.8 cents (2005: 23.9 cents).

The fair value of the equity settled share options granted is estimated at grant date using a binomial model taking into account the terms and conditions upon which the options were granted:

NOTE 31. SHARE BASED PAYMENT PLANS (cont.)

The following table lists the inputs to the model used for the years ending June 30, 2005 and June 30, 2006:

	2006		2005
	Directors	Executives	Employees
Dividend yield (%)	-	-	-
Expected volatility (%)	82.55	69.79	130
Risk-free interest rate (%)	5.75	5.75	5.22
Expected life of option (years)	5	5	5
Option exercise price - cents	45	45	25
Share price at grant date - cents	40	37.5	27

The expected life of the options is based on the expiry date of the option and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

Other share based payments

During the year ended June 30, 2006 1,662,867 fully paid ordinary shares in the Company were granted to Mountain Energy as part consideration for a subsidiary Company share in leasing rights over exploration land in Wyoming. The shares have been valued at the value of the Company’s shares on the date the shares were issued to Mountain Energy, being June 16, 2006, which has been recognized as deferred exploration expenditure. The market value of Samson shares on issue date was 36 cents.

As part of the continuing acquisition of Kestrel Energy Limited, fully paid ordinary shares in the Company were issued to Kestrel Option holders. The value of the options held in Kestrel Energy was independently valued and the Australian equivalent of Samson shares were issued to option holders based on the USD:AUD spot price and Samson share price at issue date. This cost has been recognized in the acquisition of a minority interest in Kestrel.

On May 22, 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided. These options vest immediately, have an exercise price of 42 cents and expire on May 31, 2009. They have a deemed value at grant of 20.79 cents. The total fair value of these options, being $645,245 was accounted for as cost of capital raising and is recognized in equity.

In the year ended June 30, 2005, 4,050, 000 options were issued to consultants. These options were not required to be valued and expensed under the accounting standards applicable at the time.

The grant date of share based payments is the date in which approval is communicated to recipients by the shareholders or Board of Directors as appropriate.

NOTE 32. TRANSITION TO AIFRS

For all periods up to and including the year ended June 30, 2005, the Consolidated Entity prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (AGAAP). These financial statements for the year ended June 30, 2006 are the first the Consolidated Entity is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Consolidated Entity has prepared financial statements that comply with AIFRS applicable for periods beginning on or after January 1, 2005 and the significant accounting policies meeting those requirements are described in Note 2. In preparing these financial statements, the Consolidated Entity has started from an opening balance as at July 1, 2004, the Consolidated Entity’s transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Consolidated Entity and the Company in restating its AGAAP balance sheet as at July 1, 2004 and its previously published AGAAP financial statements for the year ended June 30, 2005.

NOTE 32. TRANSITION TO AIFRS (cont.)

Exemptions Applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Consolidated Entity has taken the following exemptions:

•
Comparative information for financial instruments is prepared in accordance with AGAAP and the Company and Consolidated Entity have adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from July 1, 2005.

•	AASB 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associated and joint ventures that occurred before July 1, 2004.

•
AASB 2 Share-based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2005.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

(i)	Reconciliation of total equity as presented under AGAAP to that under AIFRS

	Consolidated
CONSOLIDATED	Notes	July 1, 2005	June 30, 2005	July 1, 2004
		$	$	$
Total equity under AGAAP		28,349,340	28,349,340	7,504,790
Adjustments to equity
Change in foreign exchange translation method	(A)	162,793	162,793	-
Change in accounting method for business combination	(B)	(197,988)	(197,988)	-
Measurement of investments at fair value	(C)	222,000	-	-
Total equity under AIFRS		28,536,145	28,314,145	7,504,790

(ii)	Reconciliation of profit after tax under AGAAP to that under AIFRS

	Notes	Year ended June 30, 2005 $
Profit after tax as previously reported		2,216,690
Foreign Exchange Losses	(A)	24,638
Change in accounting method for business combination	(B)	(3,032,561)
Profit after tax under A-IFRS		(791,233)

Note

(A)
Foreign Exchange Translation. Under AIFRS, the temporal method is not permitted. Instead the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Consolidated Entity at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rate for the period.

NOTE 32. TRANSITION TO AIFRS (cont.)

(B)
Business Combinations. Under AIFRS, management has reassessed the acquisition of Kestrel which occurred during the year ended June 30, 2005, to ensure it has been correctly accounted for in accordance with AASB 3 Business Combinations.

(C)
Financial Instruments. Under AIFRS investments have been classified as held for trading and are measured at fair value. Under AGAAP investments were measured at the lower of cost and recoverable amount. As noted above the Company elected not to apply the AIFRS financial instruments standards (AASB 132 and AASB 139) until July 1, 2005. The adjustment represents the impact of marking all investments held for trading to market at July 1, 2005.

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements are prepared in accordance with the Australian equivalents to International Financial Reporting Standards (“AIFRS”) which as applied by the Company also complies with International Financial Reporting Standards (“IFRS”).

AIFRS differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant adjustments to net (loss)/profit for the years ended June 30, 2006 and 2005 and to total equity as of June 30, 2006 and 2005 which would be required if US GAAP had been applied instead of AIFRS in the consolidated financial statements. The information for the Company is presented for the twelve months ended June 30, 2005, however the principal operating activity for the Company began with the acquisition of Kestrel Inc. in February 2005. Company operations were insignificant prior to that date. As a result, predecessor information is presented for Kestrel Inc. for the seven month period ended January 31, 2005.

(a)	Reconciliation of Net (Loss)/Profit

	Note	Year ended June 30, 2006 A$	Year ended June 30, 2005 A$
Net loss reported using AIFRS		(25,432,173)	(791,233)
US GAAP Adjustments
Reversal of impairment expense	1	15,415,779	-
Adjustment to depletion expense	2	(671,271)	-
Recognition of additional loss previously applied to minority interest holders	4	(60,054)	-
Recognition of expense related to share-based payments due to timing of transition to AIFRS	3	-	(1,091,950)
Fair value adjustments related to assets held for trading	5	-	98,708
Total Adjustments		14,684,454	(993,242)
Net loss in accordance with US GAAP		(10,747,719)	(1,784,475)
Movement in foreign currency translation reserve		2,003,105	168,030
Comprehensive Loss		(8,744,614)	(1,616,445)

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(b)	Earnings per Share

	Year ended June 30, 2006 A$	Year ended June 30, 2005 A$
Net (loss)/profit in accordance with US GAAP	(10,747,719)	(1,784,475)
Weighted average number of ordinary shares used in calculating basic earnings per share:	104,081,159	43,361,114
Effect of dilution:
Share options	-	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	104,081,159	43,361,114
Basic (loss)/earnings per share - in accordance with US GAAP - (cents per share)	(10.32)	(4.11)
Diluted (loss)/earnings per share - in accordance with US GAAP - (cents per share)	(10.32)	(4.11)

Year ended June 30, 2006

The following securities (all options), if converted to ordinary shares could potentially dilute basic EPS in the future:

Year ended June 30, 2006
Number	Expiry Date	Exercise Price
10,216,688	December 31, 2009	25 cents
8,500,000	May 31, 2011	45 cents
3,121,650	May 31, 2009	42 cents
11,000,000	May 31, 2011	53.8 cents (i)
9,000,000	May 31, 2011	See note below (i)

(i) These options were granted to Macquarie Bank Limited as part of the convertible loan agreement entered into by the Company in May 2006. The 9,000,000 options can be exercised at Macquarie Bank Limited’s discretion from April 1, 2009 to May 31, 2011. The conversion price for these options will be set as 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009. The Company’s outstanding debt with the bank will be extinguished upon conversion of these options.

These securities have not been included in the computation of diluted EPS for the year ended June 30, 2006 as to do so would have been anti-dilutive.

Year ended June 30, 2005

When calculating EPS for the year ended June 30 2005 utilising the Net (Loss) calculated in accordance with US GAAP the following securities (all options), if converted to ordinary shares could potentially dilute basic EPS in the future:

Year ended June 30 2005
Number	Expiry Date	Exercise Price
10,216,688	December 31, 2009	25 cents

These securities have not been included in the computation of diluted EPS for the year ended June 30, 2005 as to do so would have been anti-dilutive.

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(c)	Reconciliation of Shareholders Equity

	Note	Year ended June 30, 2006 A$	Year ended June 30, 2005 A$
Shareholders Equity reported using AIFRS		47,985,306	28,314,145
Reversal of impairment expense	1	15,415,779	-
Adjustment to depletion expense	2	(671,271)	-
Recognition of additional loss previously applied to minority interest holders	4	(60,054)	-
Reversal of adjustment under AIFRS to reinstate investment in Kestrel at cost	7	(2,834,573)	(2,834,573)
Adjustment to recognize assets held for trading at fair value	5	-	222,000
Reduction in value of minority interest	4	-	(3,472,099)
Movement of remaining minority interest to mezzanine	8	-	(599,043)
Fair value adjustments related to assets held for trading	5	-	-
Adjustment to Foreign Currency Translation Reserve	6	(189,149)	(20,049)
Reversal of other reserve value	9	(200,397)	-
Shareholders Equity reporting using US GAAP		59,445,641	21,610,381

Notes

(1) Impairment Expense. The application of US GAAP has resulted in lower impairment expense recorded by the Company, due to the two stage process required by US GAAP when assessing impairment. Initially the carrying value of oil and gas properties (including lease and well equipment) is compared to the undiscounted future cash flows relating to that asset. If the carrying value is less than the undiscounted future cash flows, no further adjustments are required. In Samson’s case, many of the oil and gas properties met this test and therefore did not require any further review.

If the carrying value of the asset is greater than the future undiscounted cash flows, the asset is required to be written down to its fair value. In determining the fair value of an asset, the company uses the sum of the discounted future cash flows.

Under AIFRS, the Company is required to compare the carry value of its oil and gas properties (including lease and well equipment) to the discounted cash flow relating to that asset, effectively skipping the first stage of the US GAAP review. The difference between comparing the carrying values of the oil and gas properties to the discounted cash flows (AIFRS) and the undiscounted cash flows (US GAAP) has resulted in the lower impairment charge for the Company, under US GAAP, by $15,415,779 for the year ended June 30, 2006. There was no impairment charge recognized for the year ended June 30, 2005.

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(2) Depletion. As a result of certain adjustments under US GAAP, the carrying value of the Company’s assets has changed significantly. The significant adjustments under US GAAP that affect carrying value pertain to reversal of impairment losses for the fiscal year ended June 30, 2006 and the adjustment related to business combinations for the year ended June 30, 2005. Due mainly to lower impairment expense and the lower asset values applied to minority interest under US GAAP, the asset base to compute the US GAAP depreciation has changed and has resulted in an increase in depreciation expense by $671,271 for the year ended June 30, 2006.

(3) Share Based Payments.  As disclosed in Note 31 to the consolidated financial statements, the Company issued share options to directors, employees and non-employees as an incentive for past performance or in consideration for services rendered.

Under AIFRS, the Company accounts for share-based payments under AASB 2 “Share-Based Payments.”   Options issued after November 7, 2002 and vested on or after January 1, 2005 are required to have the grant-date fair value be recognized as an expense over the vesting period.

Under US GAAP, prior to July 1, 2005, the Company accounted for its stock options in accordance with Accounting Principles Board Opinion No. 25:  “Accounting for Stock Issued to Employees” and related interpretations (“APB 25”) and adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).  Under APB 25, the Company recognized compensation expense for stock options only if the current market price of the underlying stock exceeded the exercise price as at the measurement date.  The resultant compensation cost is charged to earnings rateably over the vesting period.

Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004) “Share-Based Payments” (“SFAS 123R”) under US GAAP.  SFAS 123R eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period).

The Company has elected to apply SFAS 123R using the modified prospective method thereby recognizing the compensation cost in the consolidated financial statements based on grant-date fair value for all share-based payments granted after July 1, 2005, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

SFAS 123R is consistent with share-based payments recognition under AASB 2, however, differences arise in terms of transition dates described above. Under AIFRS, the Company did not recognize an expense for stock options issued to employees and non-employees during fiscal year 2005, but have vested prior to January 1, 2005 in accordance with the transition provision under AASB 2. Under US GAAP, compensation expense is recognized based on intrinsic value under APB 25 for employee stock options and fair value method for options issued to non-employees during fiscal year 2005. This resulted in recognition at cost of share-based payments in US GAAP amounting to $1,091,950. There is no difference in share-based payments expense between US GAAP and AIFRS during the year ended June 30, 2006.

As a result of adopting FAS123R on July 1, 2005, the Company’s net loss and net loss per share for the year ended June 30, 2006 was higher by $1,769,450 and 2 cents, respectively, than if it had continued to account for share based payments under APB 25. The adoption of FAS123R had no effect on cash flows.

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

Options issued to non-employees

There are no differences in share-based payment expense for non-employees between US GAAP and AIFRS for the year ended June 30, 2006.

Under US GAAP, the Company accounts for share-based compensation to non-employees in accordance with SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”  Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options as of the measurement date, using the Black-Scholes mode, and recognised the compensation cost over the period in which the options vest.

Additional Share Based Compensation Payment Disclosure Requirements

During the fiscal year 2005 the Consolidated Entity issued options to employees and Directors. For the purposes of US GAAP, these options were accounted for under the intrinsic value method of APB 25. In accordance with FAS 123R, the following additional disclosures are required in relation to these options:

Year ended June 30, 2005 A$
Net income:
Net income as reported for US GAAP	(1,784,475)
Add: Stock based employee compensation expense previously include in reported net income, net of related tax effects	124,000
Deduct: Stock based employee compensation expense determined under fair value method for all awards, net of tax related effects	(1,481,800)
Pro Forma Net Income	(3,142,275)

Basic Earnings/(Loss) per common share:
As reported - cents per share	(4.11)
Pro Forma - cents per share	(7.25)

Diluted Earnings/(Loss) per common share:
As reported - cents per share	(4.11)
Pro Forma - cents per share	(7.25)

2006
The following is a summary of changes in outstanding employee options for the year ended June 30, 2006:

	Number of Options	Weighted average exercise price A$	Weighted average remaining contractual life (months)	Aggregate intrinsic value A$
Outstanding at beginning of year	6,200,000	0.25	54	124,000
Granted	8,500,000	0.45	59	-
Exercised	(33,312)	0.25	42	3,664
Forfeited	-	-	-
Expired	-	-	-
Outstanding at end of year	14,666,688	0.37	52	127,664

All options vest immediately upon issue and therefore are all exercisable at year end.

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

The weighted average grant date fair value for the options issued to employees during the year ended June 30, 2006 was 22.8 cents (2005: 23.9 cents).
The total fair value of employee options granted and vested during the year ended June 30, 2006 amounted to $1,769,450 (2005: $1,481,800).

During the year, 33,312 options were exercised. These options had an exercise price of 25 cents each and an intrinsic value of 11 cents per share when they were exercised. These options had a cash value of $8,328.

During the year ended June 30, 2005, the Company issued 6,200,000 options to Directors and employees. These options had a weighted average exercise price of A$0.25 and an aggregate intrinsic value of $124,000 at grant date.

At year end, these were the only options outstanding and had a weighted average remaining contractual life of 54 months. These options all vest immediately upon issue and are therefore all exercisable at year end.

The weighted average grant date fair value of these options was 23.9 cents. For the significant asumptions used to estimate the fair value of employee options, refer to Note 31.

During the year, 1,750,000 options were exercised. These options had an exercise price of 20 cents and an intrinsic value of $175,000 when they were exercised. These options had a cash value of $350,000.

The following is a summary of changes in outstanding options (other than those issued to employees) for the year ended June 30, 2006:

	Number of Options	Weighted average exercise price A$	Weighted average remaining contractual life (months)	Aggregate intrinsic value A$
Outstanding at beginning of year	4,050,000	0.25	54	81,000
Granted	3,121,650	0.42	35	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year	7,171,650	0.32	39	81,000

All options vest immediately upon issue and therefore are all exercisable at year end.

The weighted average grant date fair value for the options issued during the year ended June 30, 2006 (other than those options issued to employees) was 20.79 cents (2005: 23.9 cents). The total fair value of non-employee options granted and vested during the year ended June 30, 2006 amounted to $645,245 (2005: $967,950).

For options granted to non-employees, the binomial pricing model used the following variables to value the options:

	2006	2005
Dividend yield (%)	-	-
Expected volatility (%)	75	130
Risk-free interest rate (%)	5.58	5.22
Expected life of option (years)	3	5
Option exercise price - cents	42	25
Share price at grant date - cents	40	27

The expected life of the options is based on the expiry date of the option and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The fair value of options in 2006 amounting to $645,245 is accounted for as cost of capital raising and is recognized in equity. The fair value of options issued to non-employees in 2005 amounting to $967,950 is recognized as general and administration expense in the statement of income.

(4) Business Combination under AIFRS, the valuation of any minority interest acquired as part of a business combination are recognized at the fair value of assets acquired under U.S. GAAP, the value applied to minority interests is the historical cost of net assets acquired prior to the business combination. The value assigned to the minority interest under US GAAP was therefore significantly lower than under AIFRS. At June 30, 2005, minority interest is lower by $3,472,099 under US GAAP. The reduced value of minority interest resulted in lower asset values under US GAAP and correspondingly resulted in a lower impairment charge being recorded by the Company for US GAAP purposes for the year ended June 20, 2006. (See Note 1)

During the year ended June 30, 2006, for the purposes of US GAAP, a portion of the loss previously attributed to the minority interests was attributed to the members of the parent entity. This is because the minority interests had insufficient assets to absorb the loss.

Details of the Acquisition of Kestrel Energy Inc

During the fiscal year 2005, the Company made an offer to all non-US resident shareholders of Kestrel Energy Inc, a junior oil and gas producer listed on the Over the Counter Bulletin Board in the United States of America. This offer was approved at a General Meeting of the Company’s shareholders held on December 24, 2004. Five Samson shares were granted for every one Kestrel share held by those shareholders that accepted the offer.

As the offer was unconditional, the issue price of the shares was deemed to be the market price of the Samson shares on the date the acceptance by the Kestrel shareholders was received by the Company. At June 30, 2005 the Company controlled 78.2% of Kestrel Energy Inc at a cost of $11,388,475.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

Details of the acquisition are as follows in accordance with US GAAP:

Fair value of identifiable net assets of controlled entity acquired at January 31, 2005 (the date control was obtained):

Cash	362,684
Restricted Funds	83,272
Receivables	353,710
Other	31,676
Oil and Gas Properties	12,274,589
Accounts Payable	(933,757)
Asset Retirement Obligation	(213,190)
Minority Interest	(570,509)

Net Assets	11,388,475

The results of Kestrel Energy Inc have been included in the results of the Company from February 1, 2005.

If the acquisition of Kestrel transaction had taken place on July 1, 2004, the Company would have recorded consolidated revenue at $2,958,470, a net loss of $1,449,155 and a loss per share 2.42 cents per share. A pro forma adjustment to depletion expense has been included in this calculation.

(5)Assets held for trading.  Under AIFRS and US GAAP, assets held for trading are accounted for at fair value, with the fair value movement recognized in profit and loss. However, upon adoption of AIFRS in fiscal year 2006, the Company has elected to apply an exemption available under AASB 1, First Time Adoption of AIFRS, from having to apply AASB 139, Financial Instruments: Recognition and Measurement to the comparative period. As such, assets held for trading as of June 30, 2005 were carried at the lower of cost and net realizable value in accordance with AGAAP. This resulted in different amount recognized in the profit and loss amounting to $98,708 for the year ended June 30, 2005 and different carrying value of assets held for trading as of June 30, 2005 amounting to $222,000. The difference in carrying value as of June 30, 2005 amounting to $222,000 was adjusted to the Company’s equity under AIFRS when it adopted AASB 139 effective July 1, 2005.

Included in the assets held for trading detailed in Note 8 is the following:

	Year ended June 30, 2006	Year ended June 30, 2005
	A$	A$
Fair value of investments held with an unrealized loss	68,000	2,547,431
Aggregate amount of unrealized loss	104,000	1,569,286

All of the investments listed in this table have been in a continuous loss position for more than twelve months.

(6) Foreign Currency Reserve. The Company has two subsidiaries located in the United States of America. The functional currency of these subsidiaries is the USD, whereas the reporting currency of the company is the AUD. Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. At reporting date, balance sheet items are retranslated to the prevailing spot rate. The exchange differences arising on this translation are taken directly to the foreign currency reserve in shareholders equity.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

Whilst there is no difference in the accounting treatment of the translation of foreign subsidiaries between US GAAP and AIFRS, the differences and adjustments noted above have all been denominated in USD and therefore have affected the balance of the foreign currency reserve.

(7) Reversal of adjustment under AIFRS to reinstate investment in Kestrel to cost. As of June 30, 2004, the Company had recognized an impairment loss related to its investment in Kestrel Energy, Inc. amounting to $2,834,573. In accordance with the requirements of AASB3, Business Combination, the Company reversed this previously recognized impairment loss to equity when it gained control of Kestrel Energy Inc. in January 2005. Under US GAAP, this reversal of impairment is not permitted.

(8) Movement of minority interests. Under AIFRS, minority interests are presented within equity, but separate from the parent shareholders' equity. Under US GAAP, minority interests are presented outside equity, in between liabilities and equity. Accordingly, the remaining minority interests under AIFRS as of June 30, 2005 amounting to $599,043 after the adjustment described in Note 4 is reversed under US GAAP.

(9) Other Reserve. The Company has recorded a value in Other Reserve in relation to the continued acquisition of remaining Kestrel shares.  Under US GAAP, acquisition of minority interest is accounted for under the purchase method.

(10) Capitalized Interest. US GAAP differs from AIFRS in regards to the capitalized of interest. Although the Company incurs development costs related to certain oil and gas fields, the amount of such costs that would be subject to capitalized interest is insignificant and therefore is not reflected as a reconciling difference.

(d)	Oil and Gas Data (unaudited)

Information Regarding Proved Oil and Gas Reserves

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) and were prepared by the Company. All reserves are located within the continental United States.

Estimated Proved Oil and Gas Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

Following is a summary of proved and proved developed hydrocarbon reserves attributed to the Company:

	Year ended June 30, 2006			For the five months from February 1, 2005 to June 30, 2005
	Oil - mBBLs	Gas - mmcf	Total - mmcfe	Oil - mBBLs	Gas - mmcf	Total mmcfe
Beginning of year	357	6,892	9,034	-	-	-
Revisions of previous quantity estimates	(63)	(3,912)	(4,290)	(2)	953	941
Purchase of reserves in place	42	9,147	18,434	366	4600	6,767
Extensions, discoveries and improved recovery	-	-	-	-	1,432	1,432
Sale of reserves in place	-	-	-	-	-	-
Production	(19)	(426)	(538)	(7)	(94)	(136)
End of year	318	11,699	22,640	357	6,892	9,034

Proved Developed Producing	309	9,279	11,133	269	2,328	3,942

The oil reserves have been converted from barrels of oil to thousands of cubic feet equivalent on the basis of 6 barrels of oil to one mcf of gas.

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for the Company for June 30, 2006 and June 30, 2005 were US$5.43 and US$6.30 per mcf, respectively. The weighted average period-end prices used for the Company for June 30, 2006 and June 30, 2005 were US$62.31 and US$47.52 per boe, respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at June 30, 2006 and June 30, 2005 is shown below:

	As at:
	June 30, 2006 USD	June 30, 2005 USD
Future cash inflows	84,273	58,459
Future production costs	(24,380)	(15,734)
Future development costs	(3,430)	(4,850)

Future net cashflows	56,463	37,875
10 % discount	(28,817)	(18,920)

Standardised measure of discounted future net cash flows relating to proved reserves	27,646	18,955

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended June 30, 2006 and June 30, 2005 are as follows:

	As at:
	June 30, 2006 USD	June 30, 2005 USD
Beginning of year	18,955	-
Sales of oil and gas produced during the period, net of production costs	(3,013)	(532)
Net changes in prices and production costs	773	2,007
Changes in estimates of future development costs	3,135	(2,000)
Extensions, discoveries and improved recovery	-	2,100
Revisions of previous quantity estimates and other	(11,185)	2,479
Sale of reserves in place	-	-
Purchase of reserves in place	18,037	14,397
Accretion of discount	2,045	600
Other	(1,101)	(96)
End of year	27,646	18,955

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(e) Income Tax Under US GAAP

	2006 $	2005 $
Deferred Income Tax
Deferred income tax at June 30 relates to the following:

CONSOLIDATED
Deferred tax liabilities - non current
Unrealized foreign exchange gains on intercompany loans	462,222	-
Depletion - oil and gas properties	-	108,234
Gross deferred tax liabilities	462,222	108,234

Deferred tax assets - current
Assets held for trading	443,398	324,752

Deferred tax assets - non current
Losses available to offset against future taxable income	8,890,335	7,372,910
Depletion - oil and gas properties	255,000	-
Impairment - oil and gas properties	3,371,693	-
Share Issue Costs	577,041	70,966
Other	542,849	130,057
Valuation allowance	(13,618,094)	(7,790,451)
Gross deferred tax assets	462,222	108,234

Deferred tax income/(expense)	-	-
Net deferred tax recognized in the balance sheet	-	-

The Consolidated Entity has not recognized a deferred income tax asset in relation to these losses as realization of the benefit is not regarded as more likely than not. The effective tax rate for 2006 and 2005 varies from the statutory rate due primarily to changes in the valuation allowance.

(f) Asset Retirement Obligation, prepared in accordance with US GAAP

The Company records the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties. Changes in asset retirement obligations during the period were:

Provision for Restoration	2006 A$	2005 A$
Balance at beginning of year	238,975	-
Acquisition of subsidiary	-	232,298
Recognized upon acquisition of new assets	158,367	-
Revisions in estimated cash flows (1)	524,766	-
Accretion of discount	11,756	6,677
Balance at end of the year	933,864	238,975

(1) - During the year, the Company undertook a review of its asset retirement obligation, which resulted in additional liability being recognized due to change in estimated ultimate settlement cost.

(2) - Whilst the recognition of the Company’s Asset Retirement Obligation (ARO) is similar under US GAAP and AIFRS, the measurement of the ARO is different. AIFRS requires the Company to discount its expected future cash flows using an inflation adjusted risk free rate, whereas US GAAP requires the Company to use its credit adjusted risk-free rate, adjusted for inflation the higher discount rate utilized under US GAAP has lead to a decrease in the ARO liability recognized. This adjustment on ARO did not result in a material difference between AIFRS and US GAAP Profit and Loss and Equity.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(g) New Accounting Pronouncements - US GAAP.

Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FAS 109, “Accounting for Incomes Taxes” (“FIN 48”), to create a single model to address accounting for uncertainly in income tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as July 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company has not determined the effect, if any, the adoption of FIN 48 will have the Company’s financial position or the results of the operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. The Company plans to adopt this pronouncement in the fiscal year beginning July 1, 2008 and has yet to determine the effect, if any, on the Company’s financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows entities to voluntarily choose, at specified election dates, to meaure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as non-forprofit organizations that do not report earnings). SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company will adopt this pronouncement beginning July 1, 2008 and has yet to determine the effect, if any, on the Company's financial statements.

(h) Audited Financial Information - Predecessor Business Acquisition

Condensed US GAAP Financial Statements for Samson Oil & Gas Limited, including Kestrel Energy Inc as Predecessor Entity

Income Statement

	Consolidated Entity Year Ended		Kestrel Energy Inc:
Continuing Operations	June 2006 A$	June 2005 A$	Seven months ended January 31, 2005A$
Revenue
Sale of oil and gas	5,484,575	1,128,898	1,829,572
Total revenue	5,484,575	1,128,898	1,829,572
Cost of sales	(5,852,916)	(726,313)	(793,128)
Operating expenses
Exploration and evaluation expense	(5,244,288)	(360,544)	(59,110)
Impairment expense	(2,400,762)	-	-
General and administrative	(5,434,130)	(2,719,444)	(501,983)
Total operating expenses	(13,079,180)	(3,079,988)	(561,093)
Operating (loss) income	(13,447,521)	(2,677,403)	475,351
Non-operating income (expenses)
Interest income	300,635	138,077	6,453
Interest expense	(599,614)	(75,339)	(61,269)
Net profit/(loss) on sale of held for trading assets	(26,754)	750,738	-
Net foreign exchange gains (losses)	228,384	(58,022)	-
Movement in fair value of embedded derivative	2,480,084	-	-
Other	123,702	138,502	66,833
Total non-operating income (expenses)	2,506,437	893,956	12,017
Net loss before income taxes	(10,941,084)	(1,783,447)	487,368
Income taxes	-	-	-
Net loss before minority interest	(10,941,084)	(1,783,447)	487,368
Minority interest	193,363	(1,028)	-
Net loss	(10,747,721)	(1,784,475)	487,368
Basic (loss)/earnings per share - cents	(10.32)	(1.90)	4.80
Diluted (loss)/earnings per share - cents	(10.32)	(1.90)	4.78

NOTE 33.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

CASH FLOW STATEMENT

	Consolidated Entity Year ended		Kestrel Energy Inc
	June 30, 2006 A$	June 30, 2005 A$	Seven months ended January 31, 2005A$

Net cash flows used in operating activities	2,341,611	769,821	382,502

Cash flows from investing activities
Net cash effect of acquisition of controlled entity	-	362,684	-
Payments for plant & equipment	(3,166,620)	(53,257)	-
Payments for oil and gas properties	(46,603,929)	(903,895)	-
Payments for exploration, evaluation and development	(11,203,208)	(254,133)	(135,593)
Monies advanced for drilling bonds held	-	(201,142)	-
Net cash flows (used in)/ from investing activities	(60,973,757)	(1,049,743)	(135,593)

Cash flows from financing activities
Proceeds from issue of share capital	42,637,182	5,600,000	-
Repayment of loan advanced	(1,908,431)	(70,912)	(81,235)
Proceeds from payment of loan advanced	-	65,000	-
Net proceeds from borrowings	27,754,900	-	81,235
Payments for borrowing costs	(465,106)	-	-
Payments for costs associated with capital raising	(875,950)	(289,741)	-
Net cash flows from financing activities	67,142,595	5,304,347	-

Net increase/(decrease) in cash held	8,510,449	5,024,425	246,909
Net foreign exchange differences	409,496	20,031	-
Cash and cash equivalents at the beginning of the period	6,708,181	1,663,725	220,020
Cash and cash equivalents at the end of the period	15,628,126	6,708,181	466,929

Cash paid for interest	(263,690)	(75,339)	(61,269)

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

NOTES TO FINANCIAL STATEMENTS

Specifically pertaining to Kestrel Energy Inc

(1) Summary of Significant Accounting Policies

(a) Organization and presentation

Kestrel Energy, Inc. (Kestrel) was incorporated under the laws of the State of Colorado on November 1, 1978. Kestrel’s principal business is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, and exploratory and development drilling.

Kestrel presently owns oil and gas interests in the states of Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

Control of Kestrel was acquired by Samson Oil & Gas Ltd, an Australian company on February 1, 2005, through an offer to all non-US resident shareholders of Kestrel Energy Inc. Five Samson shares were granted for every one Kestrel share held by those Kestrel shareholders that accepted the offer.

Kestrel has been presented as a predecessor to Samson as it represented substantially all of Samson’s operations immediately subsequent to the acquisition. The financial statements have been translated from the functional currency (US dollars) to the Australian dollar at the average exchange rate for the period from July 1, 2004 to January 31, 2005, being 0.7386 USD:AUD.

All operations of Kestrel are located in the continental United States.

(b) Net earnings per Share

Basic earnings per share are computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements.

The following is a reconciliation of the numerators and denominators used in the calculations of basic and diluted earnings per share for the period ending January 31, 2005:

	Seven months ending January 31, 2005
	Net Income A$	Weighed Average Number of Shares	Per Share Amount cents per share A$
Basic earnings per share:
Net income and share amounts	487,369	10,134,321	4.8
Dilutive securities
Stock options		58,186

Diluted earnings per share
Net income and assumed share conversion	487,369	10,192,507	4.8

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(c)  Interest Expense for Kestrel Energy Inc

The expense recognized in the period relates to the following notes payable:

On January 24, 2003, Kestrel borrowed US$400,000 from R&M Oil and Gas Ltd., (“R&M”). The loan was originally due on January 31, 2005, bears interest at 12.5% per annum is secured by the Company’s oil and gas interest in Grady County, Oklahoma. On October 13, 2004 the R&M Loan was extended to January 31, 2007 under the same terms and conditions.

On May 5, 2003, Kestrel entered into a Line of Credit with Barry Lasker for a maximum loan to the Company of US$200,000. Under the terms of the agreement, all outstanding amounts were due on May 4, 2005 and bore interest at 10% per annum. On February 4, 2004 the loan was assigned to Samson Oil & Gas Limited, a related party and substantial shareholder and Mr Lasker was paid in full. The Samson loan, originally due on May 4, 2005 was extended until May 4, 2006 under the same terms and conditions.

On June 8, 2004 Kestrel borrowed US$50,000 from Victoria Petroleum NL with an 8% interest rate which is to be paid on repayment of the loan. This is an unsecured loan due on demand, with no demand made to date.

(2) Asset Retirement Obligations

Kestrel records the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. Kestrel’s asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties. Changes in asset retirement obligations during the period were:

Asset retirement obligations as of July 1, 2004	$239,813
Liabilities incurred	-
Liabilities settled	-
Accretion expense (included in depreciation, depletion and amortization)	$5,642
Asset retirement obligations as of January 31, 2005	$245,455

(3) Information Regarding Proved Oil and Gas Reserves (Unaudited)

The information presented below regarding Kestrel oil and gas reserves were prepared by the Company’s engineer. All reserves are located within the continental United States.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. The determination of oil and gas reserves is highly complex and interpretive. The estimates are subject to continuing changes as additional information becomes available.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

Estimated net quantities of proved reserves of oil and gas for the seven months ending January 31, 2005 are:

	Seven months ending January 31, 2005
	Oil (BBLS)	Gas (MMCF)	Total (MMCFE)

Beginning of period	364	4,751	6,935
Revisions of previous quantity estimates	14	12	96
Extensions, discoveries and improved recovery	-	-	-
Sales of reserves in place	-	-	-
Production	(12)	(163)	(234)
End of period	366	4,600	6,797
Proved developed reserves - end of period	287	2,214	3,936

Standardized Measure of Discounted Future Cash Flows

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS 69. Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for Kestrel for January 31, 2005 US$5.853 per mcf for gas and US$38.543 per barrel for oil. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to Kestrel.

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended January 31, 2005 are as follows:

As at: January 31, 2005 USD

Beginning of period	$14,005
Sales of oil and gas produced during the period,	(869)
net of production costs
Net change in prices and production costs	711
Changes in estimated future development costs	-
Extensions, discoveries and improved recovery	-
Revisions of previous quantity estimates and other	224
Accretion of discount	817
Other	(492)

End of period	$(14,396)

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

Capitalized Expenditure

Kestrel capitalized $135,593 worth of development costs during the period, primarily relating to development work performed on the Powder River Basin CBM wells in Campbell County, Wyoming and on the Pierce unit in the PRB, also in Campbell County, Wyoming.

The Company also expensed $59,110 as exploration expenditure as it did not meet Kestrel’s criteria for capitalization. This expenditure primarily related to exploration work performed in the Greens Canyon area.

SAMSON OIL & GAS LIMITED
FINANCIAL REPORT

for the half-year ended December 31, 2006

SAMSON OIL & GAS LIMITED

CONDENSED INCOME STATEMENT (unaudited)
for the half-years ended December 31, 2006 and 2005

			CONSOLIDATED
	NOTE		2006 A$'S	2005 A$'S
Continuing operations

Sale of oil and gas	3(a	)	6,326,261	1,803,269
Finance revenue	3(a	)	120,794	84,063
Total revenue			6,447,055	1,887,332
Cost of sales			(3,563,032)	(1,607,883)
Gross profit			2,884,023	279,449
Other income	3(a	)	811,124	38,318

Depreciation expense			(25,206)	(15,489)
Impairment expense	4		(6,213,863)	-
Employee benefits expense			(518,733)	(334,717)
Finance costs			(1,393,780)	-
Exploration expense			(713,067)	(302,055)
Other expenses			(1,563,611)	(1,391,579)
Loss from continuing operations before income tax			(6,733,113)	(1,726,073)
Income tax expense			-	-
Loss from continuing operations after income tax			(6,733,113)	(1,726,073)
Loss attributable to minority interests			-	8,381
Loss attributable to members of the parent			(6,733,113)	(1,717,692)

Basic loss per share (cents)			(3.50)	(2.12)
Diluted loss per share (cents)			(3.50)	(2.12)

SAMSON OIL & GAS LIMITED

CONDENSED BALANCE SHEET
 (unaudited)

		CONSOLIDATED
	NOTE	Dec 31, 2006 A$'S (unaudited)	Jun 30, 2006 A$'S
Current assets
Cash and cash equivalents		7,566,113	15,628,126
Trade and other receivables		2,703,813	1,799,639
Assets held for trading		1,021,000	353,000
Prepayments		527,442	413,592
Total Current assets		11,818,368	18,194,357

Non-current assets
Restricted funds		122,262	89,449
Property, plant and equipment		2,653,051	2,260,368
Deferred exploration expenditure		3,432,463	3,704,065
Oil and gas properties		44,883,520	53,613,313
Total Non-current assets		51,091,296	59,667,195
Total assets		62,909,664	77,861,552

Current liabilities
Trade and other payables		1,592,989	3,885,813
Other financial liabilities - derivatives		52,245	-
Provisions		86,788	73,619
Total Current liabilities		1,732,022	3,959,432

Non-current liabilities
Interest bearing liabilities		22,549,423	24,509,728
Provisions		1,359,190	1,407,086
Total Non-current liabilities		23,908,613	25,916,814
Total liabilities		25,640,635	29,876,246
Net assets		37,269,029	47,985,306

Equity
Contributed equity	8	69,347,606	69,366,304
Accumulated losses		(33,089,487)	(26,356,374)
Reserves		1,010,910	4,975,376
Total equity		37,269,029	47,985,306

SAMSON OIL & GAS LIMITED

CONDENSED CASH FLOW STATEMENT (unaudited)
for the half-years ended December 31, 2006 and 2005

	CONSOLIDATED
	2006 A$'S	2005 A$'S
Cash flows from operating activities
Receipts from customers and debtors	4,041,014	1,221,915
Payments to suppliers and employees	(2,194,645)	(2,508,301)
Payments for exploration and evaluation	(713,068)	(574,547)
Interest received	75,130	52,887
Net cash flows from/(used in) operating activities	1,208,431	(1,808,046)

Cash flows from investing activities
Cash proceeds from sale of investments	-	354,650
Cash paid for acquisition of office equipment	(104,883)	(76,981)
Loan repaid	-	(538,756)
Cash paid for oil and gas properties and development	(5,820,055)	(6,080,180)
Net cash flows used in investing activities	(5,924,938)	(6,341,267)

Cash flows from financing activities
Cash paid for borrowing costs	(269,103)	-
Payments for acquisition of minority interest	(782,202)	-
Interest paid	(636,574)	-
Proceeds from issue of share capital	-	12,247,488
Payments for costs associated with capital raising	(1,212,750)	(432,416)
Net cash flows (used in)/from financing activities	(2,900,629)	11,815,072

Net (decrease)/increase in cash and cash equivalents held	(7,617,136)	3,665,759
Effects of foreign exchange on cash balances	(444,877)	26,920
Cash and cash equivalents at beginning of period	15,628,126	6,708,181
Cash and cash equivalents at end of period	7,566,113	10,400,860

SAMSON OIL & GAS LIMITED

CONDENSED STATEMENT OF CHANGES IN EQUITY (unaudited)
for the half-year ended December 31, 2006

		Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Share Based Payments Reserve	Other Reserves	Total	Minority Interests	Total Equity
	$	$	$	$	$	$	$	$
At July 1, 2006	69,366,304	(26,356,374)	2,360,284	2,414,695	200,397	47,985,306	-	47,985,306
Currency translation differences	-		(2,709,820)	-	-	(2,709,820)	-	(2,709,820)
Total expense for the period recognised directly in equity			(2,709,820)			(2,709,820)		(2,709,820)
Loss for the period	-	(6,733,113)	-	-	-	(6,733,113)	-	(6,733,113)
Total expense for the period	-	(6,733,113)	(2,709,820)	-	-	(9,442,933)	-	(9,442,933)
Acquisition of minority interest	-	-	-	-	(1,549,433)	(1,549,433)	-	(1,549,433)
Fair value of options issued to minority interest holders	-	-	-	-	294,787	294,787	-	294,787
Share issue costs	(18,698)	-	-	-	-	(18,698)	-	(18,698)
At December 31, 2006	69,347,606	(33,089,487)	(349,536)	2,414,695	(1,054,249)	37,269,029	-	37,269,029

At July 1, 2005	25,223,584	(1,146,201)	188,079	-	(22,459)	24,243,003	4,071,142	28,314,145
Adoption of AASB 132 and AASB 139	-	222,000	-	-	-	222,000	-	222,000
Currency translation differences	-	-	1,291,004	-	-	1,291,004	80,592	1,371,596
Loss for the period	-	(1,717,692)	-	-	-	(1,717,692)	(8,381)	(1,726,073)
Total income/(expense) for the period	-	(1,717,692)	1,291,004	-	-	(426,688)	72,211	(354,477)
Acquisition of minority interest	2,883,040	-	-	-	(82,377)	2,800,663	(2,800,663)	-
Issue of share capital	12,247,488	-	-	-	-	12,247,488	-	12,247,488
Share issue costs	(432,416)	-	-	-	-	(432,416)	-	(432,416)
At December 31, 2005	39,921,696	(2,641,893)	1,479,083	-	(104,836)	38,654,050	1,342,690	39,996,740

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (unaudited)

1. CORPORATE INFORMATION

Samson Oil & Gas Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange (ASX code “SSN”).

The principal activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Samson Oil & Gas Limited as at June 30, 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Samson Oil & Gas Limited and its controlled entities during the half-year ended December 31, 2006 and 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for held for trading investments, embedded derivatives and oil and gas derivatives, which are measured at fair value.

The financial report is presented in Australian dollars ($).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

Hedging

The Company benefits from the use of derivative financial instruments to manage commodity price exposures.

Specifically the Company utilizes fixed forward swaps in respect of its gas price exposure.

Derivative financial instruments are initially recognized at fair value in the balance sheet and are subsequently re-measured at their fair values. The fair value is calculated by discounting the future value of the forward contract at the appropriate prevailing quoted market rates at reporting date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s derivative financial instruments do not qualify for hedge accounting under the specific rules in AASB 139 “Financial Instruments: Recognition and Measurement”. Changes in the fair value of the Company’s derivative financial instruments are recognized immediately in the income statement.

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended June 30, 2006, except for the adoption of amending standards mandatory for annual periods beginning on or after July 1, 2006, as described in Note 2(d).

(c) Basis for Consolidation

The half-year consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries as at December 31, 2006 (“the Company”).

(d) Changes in accounting policies

The following Australian Accounting Standards and UIG Interpretations that have recently been amended and are effective from July 1, 2006 and are applicable to the Group are outlined in the table below. They are not expected to have any impact on the Group accounts.

Reference	Title	Application date of standard	Application date

AASB 2005-4	Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]	For annual periods beginning on or after January 1, 2006	July 1, 2006

AASB 2005-5	Amendments to Australian Accounting Standards [AASB 1 & AASB 139]	For annual periods beginning on or after January 1, 2006	July 1, 2006

AASB 2005-9	Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]	For annual periods beginning on or after January 1, 2006	July 1, 2006

AASB 2006-1	Amendments to Australian Accounting Standards [AASB 121]	For annual period ending on or after December 31, 2006	July 1, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Australian Accounting Standards and UIG Interpretations that have recently been amended and are effective from July 1, 2007 but are not currently applicable to the Group are listed below:

AASB 2004-3  Amendments to Australian Accounting Standards

AASB 2005-1 Amendments to Australian Accounting Standards

AASB 2005-3 Amendments to Australian Accounting Standards (AASB 119)

AASB 2005-6 Amendments to Australian Accounting Standards (AASB 3)

AASB 2006-3 Amendments to Australian Accounting Standards (AASB 1045)

AASB 119 Employee Benefits

Interpretation 5 Rights to interest arising from Decommissioning, Restoration and Environmental

Interpretation 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

Interpretation 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

Interpretation 8 Scope of AASB 2

Interpretation 9 Reassessment of Embedded Derivatives

3. REVENUE, INCOME AND EXPENSES

	CONSOLIDATED
	2006	2005
	$	$
Revenue, income and expenses from continuing operations

(a) Revenue
Sale of oil and gas
Oil sales	986,179	527,520
Gas sales	4,962,495	1,252,826
Other	377,587	22,923
	6,326,261	1,803,269

Finance revenue	120,794	84,063

Total Revenue	6,447,055	1,887,332

Other Income
Other	40,266	38,318
Hedging	19,594	-
Unrealised gain on investments held for trading	668,000	-
Movement in fair value of embedded derivative	83,264	-
	811,124	38,318

The movement in fair value of embedded derivative relates to changes in the fair value of the conversion option contained within the convertible note issued by the Group in May 2006. The conversion option allows the holder of the convertible note to convert the note into ordinary shares on the terms set out in Note 15 of the 2006 Financial Statements included above. Under AASB 132 ‘Financial Instruments: Presentation,’ the conversion option is classified as an embedded derivative and movements in its fair value are recognised in the income statement.

(b) Expenses
Consultants fees	441,587	345,478
Lease payments	99,169	88,814
Travel and accommodation	167,864	126,131
Insurance	27,257	108,686
Audit fees	69,142	121,882

4. IMPAIRMENT EXPENSE

During the past six months, significant deterioration has occurred in the gas price. This decrease has had a detrimental effect on the value of the company’s reserves. The gas volumes associated with the Group’s reserve have increased, after allowing for depletion throughout the past six months however, the future gas pricing used to value the reserves is lower than it was at June 2006. Net future discounted cashflows from our proved reserves were used to assess the impairment in the period. The discount rate used was 10%.

In most fields across the group, additional reserves have been added which has minimized the impact of the deterioration in the gas price in regard to the discounted future net cashflows of the reserves.

4. IMPAIRMENT EXPENSE (cont.)

However this was not the case for wells in the Jonah field in Wyoming, because the most recent drilling activity in the adjacent leases has meant that the inlet pressure for Samson wells has increased, which in turn has decreased the productivity from these wells.

The operator of this field has informed the company that they intend to install a compression facility in this area which will boost the performance of the field in February/March. This facility had not been installed as at balance date and therefore the effect of its installation has not been included in the reserves. This has resulted in impairment of this field of $5,071,730. The Look Out Wash field in Wyoming also experience a small impairment ($407,035) primarily relating to the decrease in the gas price. A work over was completed on an older field in the Group.

This work over was unsuccessful and an impairment of $451,110 has been recorded for the company. An additional impairment of $283,988 was recorded in the Group across a series of smaller fields primarily relating to the deterioration in the gas price.

The value of Oil and Gas Properties in the Balance Sheet has been affected by this impairment.

5. DIVIDENDS PAID AND PROPOSED

No dividends have been paid or declared by the Group during the half-year or to the date of this report.

6. SEGMENT INFORMATION

Business Segments

The group operates in one business segment being oil and gas exploration, development and production.

Geographic Segments

Geographically, the group operates in the United States of America and Australia. Oil and gas production and exploration activities, and senior management activities, occur in the United States of America, whilst the corporate activities of the group take place in Australia.

6. SEGMENT INFORMATION (cont.)

The following table presents revenue and loss information regarding geographic segments for the half-year periods ended December 31, 2006 and December 31, 2005.

	Australia		United States of America		Consolidated
Half-year ended 31 December	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Revenue	-	-	6,326,261	1,803,269	6,326,261	1,803,269
Finance revenue	119,572	82,881	1,222	1,182	120,794	84,063
Total revenue	119,572	82,881	6,327,483	1,804,451	6,447,055	1,887,332

Segment result before amortisation and impairment	(60,126)	(833,480)	1,578,014	44,169	1,517,888	(789,311)
Impairment	-	-	(6,213,863)	-	(6,213,863)	-
Depreciation and Amortisation	(5,151)	(4,023)	(2,053,143)	(932,739)	(2,058,294)	(936,762)
Segment result	(65,277)	(837,503)	(6,688,992)	(888,570)	(6,754,269)	(1,726,073)

Unallocated:
Gains on embedded derivatives					83,264	-
Finance Costs					(62,108)	-
Loss from continuing operations after income taxes					(6,733,113)	(1,726,073)

7. CONTINGENCIES

There have been no material changes in the contingent assets or liabilities in relation to the Group during the six months ending December 31, 2006.

8. CONTRIBUTED EQUITY

Issued and paid up capital

	CONSOLIDATED
	Dec 2006	Jun 2006
	$	$

Ordinary fully paid shares	69,347,606	69,366,304

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

8. CONTRIBUTED EQUITY (cont.)

	CONSOLIDATED
	Number of shares	$
Movement in ordinary shares on issue
Balance at July 1, 2006	192,263,833	69,366,304
Shares issued during the half-year	-	-
Transactions costs on share issues	-	(18,698)
Balance at December 31, 2006	192,263,833	69,347,606

Share options

On November 6, 2006, 3,000,000 options were issued pursuant to a private offer to minority interest holders of Kestrel Energy Inc. These options have an expiry date of October 31, 2009 and an exercise price of 42 cents per share. These options have been valued at 9.8 cents per share, using the Binomial pricing model, which takes into account the following variables:

Share price at grant date (cents)	26.50
Exercise price (cents)	42.00
Time to expiry (years)	3.00
Risk free rate (%)	6.07
Share price volatility (%)	69.00

At the end of the half-year there were 44,838,338 (June 2006: 41,838,338) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any related body corporate.

Cancellation of Shares

On July 14, 2006, Kestrel Energy Inc filed a Plan of Merger with the Secretary of State in Colorado. Under Colorado State legislation, this filing had the effect of cancelling all remaining Kestrel Energy Inc shares and granting the shareholders the right to receive US$142 per share (based on an average of the previous market price of Kestrel). Following the cancellation of these shares, Kestrel Energy Inc became a 100% owned subsidiary of Samson Oil and Gas Limited. To date, $782,202 in cash has been paid to effected shareholders. The balance remaining to be paid of $420,800 has been recognised as a current liability within Trade and Other Payables.

9. HEDGING

During the six months ended December 31, 2006, the Group entered into a fixed forward swap with Macquarie Bank Limited with respect to natural gas indexed at CIG (“Colorado Interstate Gas”) for US$6.03 per MMBTU (“Million British Thermal Units”. The volumes associated with the hedge are as follows:

November 2006 - March 2007	35,000 MMBTU
April 2007 - December 2008	25,000 MMBTU
January 2008 - October 2009	20,000 MMBTU

During the six months ended December 31, 2006, the Company recognized $52,468 in expense in relation to the movement in the fair value of this hedge. This has been recognized in other expenses in the Income Statement.

10. EVENTS AFTER THE BALANCE SHEET DATE

On February 20, 2007, the Group entered into a fixed forward swap with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

Since the end of the half-year, the directors are not aware of any other matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly, affect the operations of the Company or the Group, the results of the operations of the Company or the Group, or the state of affairs of the Company or the Group in the subsequent financial year.

11.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements are prepared in accordance with the Australian equivalents to International Financial Reporting Standards (“AIFRS”) which as applied by the Company also complies with International Financial Reporting Standards (“IFRS”).

AIFRS differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant adjustments to net loss for the six month periods ending December 31, 2006 and 2005 and to total equity as of December 31, 2006 and 2005 which would be required if US GAAP had been applied instead of AIFRS in the consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, have been made which are necessary for a fair presentation of the financial position of the Company at December 31, 2006, and 2005 the results of operations for the six months ended December 31, 2006 and 2005.

a) Reconciliation of Net Loss

	Note	Six months ended December 2006 A$	Six months ended December 2005 A$
Net loss reported using AIFRS		(6,733,113)	(1,717,692)

US GAAP Adjustments
Reversal of impairment expense	1	5,599,557	-
Adjustment to depletion expense	2	(1,359,280)	-

Total Adjustments		4,240,277	-

Net loss in accordance with US GAAP		(2,492,836)	(1,717,692)
Movement in foreign currency translation reserve		(3,656,374)	1,138,423
Comprehensive Loss		(6,149,210)	(579,269)

11.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

b) Reconciliation of Shareholders Equity

	Note	As at December 2006 A$	As at December 2005 A$
Shareholders Equity reported using AIFRS		37,269,029	39,996,740
Reversal of impairment expense	1	21,015,336	-
Adjustment to depletion expense	2	(2,030,551)	-
Recognition of additional loss applied to minority interest holders	4	(60,054)	-
Reversal of adjustment under AIFRS to reinstate investment in Kestrel cost	6	(2,834,573)	(2,834,573)
Reduction in valuation of minority interests	4	-	(3,886,160)
Reversal of remaining minority interest	7	-	(184,982)
Reversal of other reserve value	8	1,054,249	-
Adjustment to Foreign Currency Translation Reserve	5	(1,135,703)	(172,630)
Shareholders Equity reported using US GAAP		53,277,733	32,918,395

Notes

(1) Impairment Expense. The application of US GAAP has resulted in lower impairment expense recorded by the Company, due to the two stage process required by US GAAP when assessing impairment. Initially the carrying value of oil and gas properties (including lease and well equipment) is compared to the undiscounted future cash flows relating to that asset. If the carrying value is less than the undiscounted future cash flows, no further adjustments are required. In Samson’s case, many of the oil and gas properties met this test and therefore did not require any further review.

If the carrying value of the asset is greater than the future undiscounted cash flows, the asset is required to be written down to its fair value. In determining the fair value of an asset, the company uses the sum of the discounted future cash flows.

Under AIFRS, the Company is required to compare the carrying value of its oil and gas properties (including lease and well equipment) to the discounted cash flow relating to that asset, effectively skipping the first stage of the US GAAP review. The difference between comparing the carrying values of the oil and gas properties to the discounted cash flows (AIFRS) and the undiscounted cash flows (US GAAP) has resulted in the lower impairment charge for the Company, by $5,599,557 for the six months ended December 31, 2006 or a cumulative amount of $21,015,336 as of December 31, 2006.

(2) Depletion. As a result of certain adjustments under US GAAP, the carrying value of the Company’s assets has changed significantly. The significant adjustments under US GAAP that affect carrying value pertain to reversal of impairment losses for the fiscal year ended June 30, 2006 and the adjustment related to business combinations for the year ended June 30, 2005. Due mainly to lower impairment expense under US GAAP, the asset base to compute the US GAAP depreciation has changed and has resulted in an increase in depreciation expense of $1,359,280 for the half year ended December 31, 2006.

11.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(3) Share Based Payments
Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004) “Share-Based Payments” (“SFAS 123R”) under US GAAP.  SFAS 123R eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25 “Accounting  for Stock Issued to Employees”. The Company has elected to apply SFAS 123R using the modified prospective method thereby recognizing the compensation cost in the consolidated financial statements based on grant-date fair value for all share based payments granted after July 1, 2005, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R. SFAS 123R is consistent with share-based payments recognition under AASB 2, however, there are differences in terms of transition. There are no differences in share-based payment expense between US GAAP and AIFRS during the six-month periods ended December 31, 2006 and 2005.

For options granted during the six months ended December 31, 2006, refer to Note 8. There were no options granted for the six months ended December 31, 2005.

11.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(4) Business Combination under AIFRS, the valuation of any minority interest acquired as part of a business combination are recognized at the fair value applied to minority interests is the historical cost of net assets acquired prior to the business combination. The value assigned to the minority interest under US GAAP was therefore significantly lower than under AIFRS. At December 31, 2005, minority interest is lower by $3,866,160 under US GAAP. The reduced value of minority interest resulted in lower asset values under US GAAP and correspondingly resulted in a lower impairment charge being recorded by the Company for US GAAP purposes for the year ended June 20, 2006. (See Note 1)

During the year ended June 30, 2006, for the purposes of US GAAP, a portion of the loss previously attributed to the minority interests was attributed to the members of the parent entity. This is because the minority interests had insufficient assets to absorb the loss.

11.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(5) Foreign Currency Reserve. The Company has two subsidiaries located in the United States of America. The functional currency of these subsidiaries is the USD, whereas the reporting currency of the company is the AUD. Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. At reporting date, balance sheet items are retranslated to the prevailing spot rate. The exchange differences arising on this translation are taken directly to the foreign currency reserve in shareholders equity.

Whilst there is no difference in the accounting treatment of the translation of foreign subsidiaries between US GAAP and AIFRS, the differences and adjustments noted above have all been denominated in USD and therefore have affected the balance of the foreign currency reserve.

(6) Reversal of adjustment under AIFRS to reinstate investment in Kestrel at cost. As of June 30, 2004, the Company had recognized an impairment loss related to its investment in Kestrel Energy, Inc. amounting to $2,834,573. In accordance with the requirements of AASB3, Business Combination, the Company reversed this previously recognized impairment loss to equity when it gained control of Kestrel Energy Inc. in January 2005. Under US GAAP, this reversal of impairment is not permitted.

(7) Reversal of remaining minority interests. Under AIFRS, minority interests are presented within equity, but separate from the parent shareholders' equity. Under US GAAP, minority interests are presented outside equity, in between liabilities and equity. Accordingly, the remaining minority interests under AIFRS as of December 31, 2005 amounting to $184,982 after the adjustment described in Note 4 is reversed under US GAAP.

(8) Other Reserves. The Company has recorded a value in Other Reserves in relation to the continued acquisition of remaining Kestrel shares.  Under US GAAP, acquisition of minority interest is accounted for under the purchase method.

11.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

c)  Embedded Derivative - Convertible Note Facility

The accounting treatment of this facility is the same for US GAAP as for AIFRS, however additional information is required to be disclosed in the interim period accounts under US GAAP.

The Company recognized an embedded derivative in relation to its convertible note issued in May 2006. The note contains a conversion option which allows the holder of the note to convert the note into ordinary shares on the terms set out in Note 16 of the Consolidated Financial Statements for the year ended June 30, 2006. This conversion option has been classified as an embedded derivative and has been bifurcated from the debt facility.

	Period ended:
	December 31, 2006 A$	June 30, 2006 A$
Host contract	18,436,143	19,080,724
Embedded derivative	4,737,448	5,429,004
	23,173,591	24,509,728

The movement in the value of the embedded derivative was recognized as a gain in the Income Statement in the period ended December 31, 2006.

The Company uses a binomial option pricing model to estimate the fair value of the embedded derivative. The following inputs were used

	December 2006	June 2006
Dividend yield (%)	-	-
Expected volatility (%)	50	50
Risk-free interest rate (%)	4.63	4.9
Expected life of option (years)	3-5	3-5
Option exercise price - cents	35-50	30-50
Share price	32	30

Jonah and Look Out Wash Operations

Statements of Revenues and Direct Operating Expenses

Report of Independent Auditors

To the Board of Directors and shareholders of Samson Oil and Gas USA, Inc:

We have audited the accompanying statements of combined revenues and direct operating expenses of the oil and gas properties purchased by Samson Oil and Gas USA, Inc. for the period July 1, 2005 through May 29, 2006, and for the year ended June 30, 2005. These financial statements are the responsibility of Samson Oil and Gas USA, Inc. management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Samson Oil and Gas USA, Inc. Form 20-F and is not intended to be a complete financial presentation of the properties described above.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined revenues and direct operating expenses of the oil and gas properties purchased by Samson Oil and Gas USA, Inc. from Stanley Energy Inc. for the period from July 1, 2005 though May 29, 2006 and for year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States.

By:  /s/ Ernst & Young LLP
        Denver, Colorado
        June 29, 2007

Jonah and Look Out Wash Operations

Statements of Revenues and Direct Operating Expenses

For the period from July 1, 2005 through May 29, 2006 and for the twelve months ended June 30, 2005

	May 29, 2006 US$’s (*)	June 30, 2005 US$’s
Oil revenues	318,182	310,633
Gas revenues	6,558,971	5,777,153
Other	190,048	-
Total revenue	7,067,201	6,087,786

Direct operating expense
Lease operating expense	(199,317)	(200,487)
Production taxes and handling	(885,136)	(879,444)

Total direct operating expense	(1,084,453)	(1,079,932)

Revenues in excess of direct operating expenses	5,982,748	5,007,854

(*)The acquisition of the interest in the Jonah and Look Out Wash fields was completed on May 29, 2006. The above information includes revenue and expenses for the three day period between May 29, 2006 and May 31, 2006. The revenue and expenses relating to this period is immaterial to the statement for the period ended May 31, 2006

1. The Properties

On March 6, 2006, Samson Oil & Gas USA Inc (“Samson”), a 100% owned subsidiary of Samson Oil & Gas Limited entered into an agreement with Stanley Energy Inc (“Stanley”) to purchase assets in the Green River Basin of Wyoming. The assets acquired comprise a 21% equity in the 250 crestal portion of the Jonah Field and a 16.6% of gross acreage of 12,500 acres in the Look Out Wash Field.

The acquisition closed on May 29, 2006, with an effective date of November 1, 2005.

2. Basis of Preparation

The accompanying historical statements of revenues and direct operating expense (the “Historical Statements”) are presented using accrual basis, and represent the revenues and direct operating expenses attributable to Stanley Energy Inc.’s (“Stanley”) interests in certain producing oil and gas properties located in Sublette County, Wyoming. The Historical Statements include only oil, gas and other revenues and direct lease operating and production expenses. The Historical Statements do not include Federal and State income taxes, interest expense, depletion, depreciation and amortization, accretion or general and administrative expenses. The Historical Statements presented are not indicative of the results of the operations of the acquired properties going forward due to changes in the business and the inclusion of the above mentioned expenses.

Complete financial statements, including a balance sheet, are not presented as the properties were not operated as separate business unit with Stanley. Accordingly it is not practicable to identify all assets and liabilities, or the indirect operating costs applicable to these properties. As such, the Historical Statements of oil revenues and direct operating expenses have been presented in lieu of the financial statements prescribed by Rule 3-05 of Securities and Exchange Commission Regulation S-X.

3. Commitments and Contingencies

Pursuant to the terms of the Purchase and Sale Agreement between Samson and Stanley, any claims, litigation or disputes pending as of the effective date (November 1, 2005) or any matters arising in connection with ownership of the properties prior to the effective date are retained by Stanley. Notwithstanding this indemnification, Samson, is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Statement of Revenue and Direct Operating expenses.

4. Supplemental Information Regarding Proved Oil and Gas Reserves (unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) and were prepared by the Company. All reserves are located within the continental United States.

Estimated Proved Oil and Gas Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Following is a summary of proved and proved developed hydrocarbon reserves attributed to the Jonah and Look Out Wash operations:

	11 months ended May 29 2006			12 months ended June 30, 2005
	Oil - BBLS	Gas- mmcf	Total mmcfe	Oil - BBLS	Gas- mmcf	Total mmcfe
Beginning of year	38	7,158	7,383	47	8,498	8,782
Revisions of previous quantity estimates	-	765	765	(9)	(1,565)	(1,619)
Purchase of reserves in place	-	-	-	-	-	-
Extensions, discoveries and improved recovery	10	2,078	2,137	6	1,164	1,199
Sale of reserves in place	-	-	-	-	-	-
Production	(5)	(855)	(885)	(6)	(939)	(979)
End of year	43	9,146	9,400	38	7,158	7,383

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for gas from the Jonah and Look Out Wash fields for May 29, 2006 and June 30, 2005 were $5.766 and $6.55 per mcf, respectively. The weighted average period-end prices used for oil from the Jonah and Look Out Wash fields for May 29, 2006 and June 30, 2005 were $70.988 and $56.205 per bbl, respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation, amortization, income taxes (state and federal) or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Jonah and Look Out Wash fields.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at May 29, 2006 and June 30, 2005 is shown below:

	As at:
	May 29, 2006 US$'S	June 30, 2005 US$'S
Future cash inflows	55,645	49,266
Future production costs	(15,728)	(13,080)
Future development costs	(1,714)	-

Future net cash flows	38,201	36,186
10% annual discount	(20,164)	(17,933)

Standardized measure of discounted future net cash flows relating to proved reserves	18,037	18,253

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS 69. Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for the Company for June 2005 and May 2006 was US$6.55 and US$5.766per mcf for gas respectively. The weighted average period-end prices used for the Company for June 2005 and May 2006 was US$56.205 and US$70.988 per barrel for gas respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended May 29, 2006 and June 30, 2005 are as follows:

	As at:
	May 29, 2006 US$'S	June 30, 2005 US$'S
Beginning of the period	18,252	17,240
Sales of oil and gas produced during period, net of production costs	(6,011)	(4,927)
Net change in prices and production costs	(2,738)	4,471
Extensions, discoveries and improved recovery	4,489	2,965
Revisions of previous quantity estimates and other	1,607	(3,178)
Sale of reserves in place	-	-
Accretion of discount	1,825	1,724
Other	613	(43)
End of period	18,037	18,252